   As filed with the Securities and Exchange Commission on December 9, 1994
                                                Registration No. 33-

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         -----------------------------

                         NEW ENSERCH EXPLORATION, INC.
            (Exact name of registrant as specified in its charter)

      Texas                          1311                       75-2556975
(State or other          (Primary Standard Industrial        (I.R.S. Employer
jurisdiction of             Classification Number)        Identification Number)
incorporation or
organization)

                         -----------------------------

      New Enserch Exploration, Inc.                      M.G. Fortado
    4849 Greenville Avenue, Suite 1500                  300 S. St. Paul
        Dallas, Texas  75206-4186                    Dallas, Texas  75201
              (214) 748-1110                            (214) 670-2649

    (Address, including zip code, and         (Name, address, including zip code
    telephone number, including area            and telephone number, including
     code, of registrant's principal            area code, of agent for service)
            executive offices)

                         -----------------------------

                                  COPIES TO:

          William T. Satterwhite                         Fred W. Fulton
 Executive Vice President, General Counsel          Jackson & Walker, L.L.P.
           ENSERCH Corporation                    901 Main Street, Suite 6000
             300 S. St. Paul                          Dallas, Texas  75202
           Dallas, Texas 75201                           (214) 953-5894
             (214) 670-2175

                         -----------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
as soon as practicable after the effective date of this Registration Statement.

                         -----------------------------

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                         -----------------------------
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                            Proposed           Proposed Maximum
Title of Each Class of Securities     Amount To Be      Maximum Offering      Aggregate Offering      Amount of
            To Be Registered/(1)/      Registered      Price Per Share/(2)/       Price/(2)/       Registration Fee
- -------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $1.00 per share..............  104,581,242 shs         $9.625             $1,006,594,454         $347,102
===================================================================================================================

(1) This Registration Statement relates to securities of the Registrant issuable to holders of publicly traded limited partnership units of Enserch Exploration Partners, Ltd. ("EP") in connection with the Reorganization (as defined in the Prospectus/Information Statement that forms a part of this Registration Statement).
(2) Pursuant to Rule 457(f)(1), the registration fee was computed on the basis of the market value of the publicly traded limited partnership units of EP to be exchanged in the Reorganization, computed in accordance with Rule 457(c) on the basis of the average of the high and low prices per unit of such units quoted on the New York Stock Exchange on December 5, 1994.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         NEW ENSERCH EXPLORATION, INC.

                             Cross Reference Sheet
                   Pursuant to Item 501(b) of Regulation S-K

                                                         LOCATION IN
ITEM NO.            CAPTION                    PROSPECTUS/INFORMATION STATEMENT
- --------            -------                    --------------------------------
A.  Information About the Transaction

    1.    Forepart of the Registration          Forepart of Registration Statement;
          Statement and Outside Front Cover        Outside Front Cover Page of
          Page of Prospectus/Information           Prospectus/Information Statement
          Statement

    2.    Inside Front and Outside Back Cover   Inside Front Cover Pages of
          Pages of Prospectus/Information          Prospectus/Information Statement
          Statement

    3.    Risk Factors, Ratio of Earnings to    Summary; Special Considerations;
          Fixed Charges and Other Information      Selected Financial Data

    4.    Terms of the Transaction              Summary; The Reorganization;
                                                   Description of the Capital Stock

    5.    Pro Forma Financial Information       Federal Income Tax Considerations;
                                                   Financial Statements

    6.    Material Contacts with the Company    Relationship Between Newco and EC
          Being Acquired

    7.    Additional Information Required for   *
          Reoffering By Persons and Parties
          Deemed to be Underwriters

    8.    Interests of Named Experts and        *
          Counsel

    9.    Disclosure of Commission Position on  *
          Indemnification for Securities Act
          Liabilities

B.  Information About the Registrant
    10.   Information with Respect to S-3       *
          Registrants

    11.   Incorporation of Certain Information  *
          by Reference

    12.   Information with Respect to S-2 or    *
          S-3 Registrants

    13.   Incorporation of Certain Information  *
          by Reference

    14.   Information with Respect to           Dividend Policy of Newco; Selected Financial
          Registrants other than S-3 or S-2        and Operating Data; Management's
          Registrants                              Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business

C.  Information About the Company Being Acquired
    15.   Information with Respect to S-3       Special Considerations; The Reorganization;
          Registrants                              Relationship Between Newco and EC;
                                                   Business

    16.   Information with Respect to S-2 or    *
          S-3 Registrants

    17.   Information with Respect to           *
          Registrants other than S-3 or S-2
          Registrants

D.  Voting and Management Information
    18.   Information if Proxies, Consents or   *
          Authorizations are to be Solicited

    19.   Information if Proxies, Consents or   Outside Front Cover Page of
          Authorizations are not to be             Prospectus/Information Statement;
          Solicited or in an Exchange Offer        The Reorganization; Relationship Between
                                                   Newco and EC

- -------------------

    * Item inapplicable or answer is negative and omitted from Prospectus/Information Statement.

                        PROSPECTUS/INFORMATION STATEMENT

                         NEW ENSERCH EXPLORATION, INC.
                       ENSERCH EXPLORATION PARTNERS, LTD.

                       104,581,242 Shares of Common Stock

     This Prospectus/Information Statement is being sent to holders of Depositary Units Representing Limited Partnership Interests ("EP Depositary Units") of Enserch Exploration Partners, Ltd. ("EP"). Enserch Exploration, Inc., a Delaware corporation ("EEI"), as Managing General Partner of EP, is proposing a plan of reorganization (the "Reorganization"). EEI is a wholly owned subsidiary of ENSERCH Corporation ("EC"). EC and its controlled corporate subsidiaries and their controlled partnerships (including EEI, but not EP and EPO (as defined below)) are collectively referred to herein as the "EC Companies." Pursuant to the Reorganization a newly organized Texas corporation, also to be named Enserch Exploration, Inc. ("Newco"), will acquire all of the outstanding partnership interests of EP Operating Limited Partnership ("EPO"), which is a limited partnership in which EP has a 99% limited partner interest and which holds EP's gas and oil properties, in exchange for shares of common stock of Newco, par value $1.00 per share ("Common Stock"). EPO will then be merged into Newco. Thereafter EP will be liquidated, with all partners of EP receiving shares of Common Stock, and the EC Companies also receiving EP's interests in and assuming EP's obligations under certain equipment lease arrangements (the equipment will be subleased to Newco) and assuming approximately $395 million principal amount of EP's indebtedness, plus accrued interest. Upon the liquidation of EP and the distribution of Common Stock, the EC Companies and the other holders (the "Public Unitholders") of outstanding limited partnership interests ("Units") will receive one share of Common Stock for each Unit then held. Public Unitholders will receive an aggregate of 805,914 shares of Common Stock pursuant to the Reorganization and the EC Companies, collectively, will receive 103,775,328 shares of Common Stock pursuant to the Reorganization. The ratio of exchange to be used in the Reorganization does not result in any change in the relative holdings of the Public Unitholders and the EC Companies with respect to their ownership interests in EP. The ratio of exchange was not changed as a result of the assumption of EP debt by the EC Companies or the assignment and assumption of the equipment leases. Consummation of the Reorganization is expected to commence on December 30, 1994. Prior to this time there has been no public market for the Common Stock. However, the New York Stock Exchange (the "NYSE") has indicated to Newco that the Common Stock to be distributed to the Public Unitholders pursuant to the Reorganization will be approved for listing on the NYSE, subject to official notice of issuance, under the symbol "EEX."

     The Reorganization must be approved by the holders of a majority of the outstanding Units. Since the EC Companies own an aggregate of approximately 99.2% of the outstanding Units, and intend to consent to the steps necessary to consummate the Reorganization, the approval of the proposal is assured without the consent of any other holder of Units.

ACCORDINGLY, EP IS NOT SOLICITING YOUR CONSENT TO THE REORGANIZATION, AND YOU ARE REQUESTED NOT TO SEND EP A CONSENT OR PROXY WITH RESPECT TO THE REORGANIZATION.

     All Public Unitholders of record at the close of business on December 5, 1994 will receive this Prospectus/Information Statement.

                                _______________

     For a discussion of certain special factors that should be considered, see "Special Considerations." In particular, Public Unitholders should consider the following factors:

     . EEI may be viewed as having a potential conflict of interest with the Public Unitholders with respect to the determination of the terms of the Reorganization.

     . The terms of the Reorganization were evaluated and determined by EEI without independent representation of the Public Unitholders.

     . Unlike EP, Newco will be subject to corporate tax, and its earnings and profits distributed to shareholders will also be subject to taxation to the shareholders.

     . Public Unitholders will have no dissenters' rights in the Reorganization and therefore cannot elect to receive cash for their EP Depositary Units based on an appraisal.

     . Immediately following the consummation of the Reorganization, the EC Companies will own over 99% of the outstanding Common Stock.

     . Newco, like EP, will be subject to all of the business and operating risks inherent in gas and oil exploration and production activities.

                                _______________

     EP IS NOT ASKING YOU FOR A CONSENT OR PROXY AND YOU ARE REQUESTED NOT TO SEND EP A CONSENT OR PROXY.

                                _______________


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________

     The date of this Prospectus/Information Statement is December 9, 1994.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

SUMMARY.....................................................................   1
   Introduction.............................................................   1
   Business.................................................................   2
   Special Considerations...................................................   3
      The Reorganization....................................................   3
         Conflicts of Interest of EEI.......................................   3
         Shareholder Rights Differ from Limited Partner
          Rights............................................................   3
         No Previous Market for Common Stock................................   4
         Double Taxation....................................................   4
      Newco.................................................................   4
         Control of Newco by EC.............................................   4
         Lack of Termination Date...........................................   4
         Future Dilution of Common Stock....................................   4
         Elimination of General Partner Liability...........................   4
         No Dissenters', Appraisal or Similar Rights for
          Public Unitholders................................................   4
         Reserve Development and Production Risks...........................   5
         Volatility of Gas and Oil Markets..................................   5
         Developments of Additional Reserves................................   5
         Uncertainties in Estimating Reserves and Future
          Net Cash Flows....................................................   5
   The Reorganization.......................................................   5
         Reorganization Steps...............................................   5
         No Public Unitholder Consent Required..............................   6
         Calculation of Exchange Ratio......................................   6
         Reasons to Convert EP into Corporate Form..........................   7
         Fairness Opinion...................................................   8
         Delivery of EP Depositary Unit Certificates........................   9
   Comparison of EP Depositary Units and Common Stock.......................   9
   Summary of Material Federal Income Tax Consequences......................  10

SPECIAL CONSIDERATIONS......................................................  12
   The Reorganization.......................................................  12
         Potential Conflicts of Interest....................................  12
         No Independent Representation......................................  12
         Shareholder Rights Differ from Limited Partner
          Rights............................................................  12
         No Previous Market for Common Stock................................  13
         Double Taxation....................................................  13
   Newco....................................................................  13
         Control of Newco by EC.............................................  13
         Lack of Termination Date...........................................  14
         Future Dilution of Common Stock....................................  14
         Elimination of General Partner Liability...........................  15
         No Dissenters', Appraisal or Similar Rights for
          Public Unitholders................................................  15


         Differing Fiduciary Duties.........................................  15
         Reserve Development and Production Risks...........................  16
         Volatility of Gas and Oil Markets..................................  16
         Development of Additional Reserves.................................  17
         Uncertainties in Estimating Reserves and Future
          Net Cash Flows....................................................  17
         Competition........................................................  17
         Governmental Regulation............................................  17
         Hedging............................................................  18
         Transaction Costs..................................................  18

THE REORGANIZATION..........................................................  19
   Background...............................................................  19
   Calculation of Exchange Ratio............................................  24
   Reorganization Steps.....................................................  25
   The Plan of Liquidation..................................................  26
         Contribution of EPO Interests to Newco.............................  26
         EP's Plan of Liquidation...........................................  26
   Comparison of EP Depositary Units and Common Stock.......................  28
   Reasons to Convert EP into Corporate Form................................  34
         Absence of Distributions...........................................  34
         Tax Consequences and Tax Reporting.................................  35
         Expansion of Potential Investor Base and Greater Access to
          Equity Markets
         Acquisition Currency...............................................  35
         Reduced Legal Costs and Uncertainty................................  36
   Fairness Opinion.........................................................  36
         Review of Certain Assumptions of the
          Reorganization Proposal...........................................  37
         Comparison of EP and Freeport-McMoRan Energy
          Partners..........................................................  38
         Historical Review of EP and Pro Forma Analysis
          of EP and Newco...................................................  38
         Analysis of MLP Marketplace........................................  38
         Analysis of Capital Markets for Gas and Oil Exploration and
          Production Companies..............................................  39
         Analysis of Selected Gas and Oil Exploration and Production
          Companies.........................................................  39
         Analysis of Certain Financial Ratios Derived from Financial and
          Operating Data Provided by EEI Management.........................  40
         Review of Market Prices of EP, Comparable Companies and Various
          Related Indices...................................................  40
         Analysis of Equity Research Coverage...............................  40
   No Public Unitholder Consent Required....................................  41
   Procedure for Delivery of EP Depositary Unit Certificates................  42

                                     (ii)

RELATIONSHIP BETWEEN NEWCO AND THE EC COMPANIES.............................  42
      Ownership of Shares...................................................  42
      Conflicts of Interest.................................................  42

DIVIDEND POLICY OF NEWCO....................................................  44

CAPITALIZATION..............................................................  45

SELECTED FINANCIAL AND OPERATING DATA.......................................  47

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS.............................................  49
      Results of Operations.................................................  49
      Pro Forma Results of Operations of Newco..............................  52
      Capital Resources and Liquidity.......................................  52
      New Accounting Standards..............................................  54

BUSINESS....................................................................  55
      Glossary..............................................................  55
      Operations............................................................  56
      Gulf of Mexico........................................................  57
      1993 Onshore..........................................................  58
      1994 Onshore..........................................................  59
      Competition...........................................................  60
      Regulation............................................................  60
      Legal Proceedings.....................................................  61
      Properties............................................................  62

MANAGEMENT..................................................................  67
      Directors and Executive Officers......................................  67
      Director Compensation.................................................  68
      Committees of the Board of Directors..................................  69
      Executive Compensation................................................  69
         Compensation Table.................................................  69
         Employee Benefit Plans.............................................  70
         The Stock Option Plan..............................................  70

SECURITY OWNERSHIP..........................................................  71

CERTAIN TRANSACTIONS........................................................  71
      Allocations...........................................................  71
      Restructuring of Equipment Leases.....................................  72
      Other.................................................................  74

                                     (iii)

FEDERAL INCOME TAX CONSIDERATIONS...........................................  75
      Introduction..........................................................  75
      Public Unitholders....................................................  75
         Pre-Reorganization Operations of EP................................  75
         Pre-Reorganization Sale of Units...................................  75
         Reorganization Consequences........................................  77
      Newco.................................................................  80
         The Newco Contribution and Merger..................................  80
         Post-Reorganization Operations.....................................  80
      Other Taxation........................................................  80

DESCRIPTION OF THE CAPITAL STOCK............................................  81
      Common Stock..........................................................  81
      Preferred Stock.......................................................  81
      Stock Ownership Restrictions..........................................  83
      No Previous Market for Common Stock...................................  84

LEGAL MATTERS...............................................................  84

EXPERTS.....................................................................  84

INDEX TO FINANCIAL STATEMENTS...............................................  86


EXHIBITS
- --------
      A.   Fairness Opinion of Dean Witter
      B.   Amendment to EPO Partnership Agreement/Contribution of
           Partnership Interests Agreement
      C.   Amendment to EP Partnership Agreement/EP Plan of Liquidation
      D.   Newco Restated Articles of Incorporation

                                     (iv)

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/INFORMATION STATEMENT IN CONNECTION WITH THE ACTIONS TO BE TAKEN OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEWCO, EP OR ANY OTHER PERSON. THIS PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS/INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEWCO OR EP SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     EP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by EP with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Units held by Public Unitholders are listed on the NYSE. Reports, proxy statements and other information concerning EP can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     Newco has filed a Registration Statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the distribution of securities described herein (the "Registration Statement"). This Prospectus/Information Statement does not contain all of the information set forth in or incorporated by reference in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of a prescribed fee or may be examined without charge at the public reference facility of the Commission in Washington, D.C.

                                      (v)

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission by EP, are incorporated herein by reference and made a part hereof:

     (i)   Annual Report on Form 10-K for the year ended December 31, 1993;

     (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1994;

     (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1994;
           and

     (iv)  Quarterly Report on Form 10-Q for the quarter ended September 30,
           1994.

     This Prospectus/Information Statement incorporates documents by reference that are not presented herein or delivered herewith. Such documents are available without charge to any person to whom a copy of this Prospectus/Information Statement is delivered, upon the written or oral request of such person. Written or telephonic requests for copies should be directed to Enserch Exploration Partners, Ltd., 300 S. St. Paul, Dallas, TX 75201,
Attention: Michael G. Fortado.


                  [CURRENT OWNERSHIP STRUCTURE APPEARS HERE]


                                     (vi)

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Prospectus/Information Statement. This summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing elsewhere in this Prospectus/Information Statement. Public Unitholders are urged to review carefully this Prospectus/Information Statement in its entirety. Capitalized terms used herein without definition have the meanings ascribed to them elsewhere in this Prospectus/Information Statement.

     In this Prospectus/Information Statement, (i) Enserch Exploration Partners, Ltd., a publicly traded Texas limited partnership, is referred to as "EP," (ii) Enserch Exploration, Inc., a Delaware corporation and Managing General Partner of EP, is referred to as "EEI," (iii) EP Operating Limited Partnership, a Texas limited partnership which holds all of EP's gas and oil properties, is referred to as "EPO," (iv) New Enserch Exploration, Inc., a newly organized Texas corporation that will change its name to Enserch Exploration, Inc., is referred to as "Newco," (v) ENSERCH Corporation, a Texas corporation ("EC"), and its controlled corporate subsidiaries and their controlled partnerships (other than EP and EPO) are referred to collectively as the "EC Companies," and (vi) the limited partnership interests in EP, including those evidenced by EP Depositary Units, are referred to as "Units."

Introduction

     Following the Reorganization, the business now conducted by EP, a limited partnership, will be conducted by Newco, a corporation. EP, EC and EEI will contribute their partnership interests in EPO to Newco in exchange for shares of Common Stock. EPO will then be merged into Newco. Soon thereafter, EP will be liquidated, with (i) Common Stock being distributed to the Public Unitholders and the EC Companies that are partners of EP pro rata in relation to their interests in EP, (ii) EEI receiving EP's interests in, and assuming EP's obligations under, certain equipment lease arrangements relating to the Garden Banks Block 388 Project and the Mississippi Canyon Block 441 Project (together with certain associated assets, the "Equipment Leases") and the equipment will be subleased to Newco (see "CERTAIN TRANSACTIONS") and (iii) the EC Companies assuming approximately $395 million in aggregate principal amount of debt of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest.

     Currently, the EC Companies own approximately 99.2% of EP. The remaining approximate .8% limited partner interest in EP is represented by EP Depositary Units that are traded on the NYSE, and are owned by the Public Unitholders.

     The EC Companies own the following interests in EP:

     (1) The Managing General Partner of EP is EEI, which owns a 1% general partner interest in EP. EEI is a wholly-owned corporate subsidiary of EC.

     (2) Enserch Processing Partners, Ltd., a Texas limited partnership ("EPPL") in which EC directly or indirectly owns all of the general and limited partner interests, owns a 98.2% limited partner interest in EP.

          EP owns a 99% limited partner interest in EPO, which holds EP's various gas and oil exploration and production assets. EEI owns a .99% general partner interest in EPO, and EC owns a .01% general partner interest in EPO. As part of the Reorganization, all of these interests in EPO will be contributed to Newco in exchange for Common Stock.

Business

     EP, through EPO, is engaged in the exploration for and the development, production and marketing of natural gas and crude oil throughout Texas, offshore in the Gulf of Mexico, onshore in the Gulf Coast and in various other areas of the United States. Activities include geological and geophysical studies; acquisition of domestic gas and oil leases; drilling of exploratory wells; development and operation of producing properties; acquisition of interests in developed or partially developed properties; and the marketing of natural gas, crude oil and condensate. Production offices are maintained in Dallas, Houston, Athens, Bridgeport, Longview and Midland, Texas. The address of each of EP and Newco is 4849 Greenville Avenue, Suite 1500, Dallas, Texas 75206-4186 and the telephone number of each is (214) 748-1110. See "BUSINESS."

     It is expected that EC will conduct all of its domestic gas and oil exploration and production business through Newco, and, therefore, EC intends to make any acquisition of domestic gas and oil properties through Newco. There may be circumstances, however, in which it is either necessary or appropriate for EC to make an acquisition or undertake domestic operations without Newco's participation. EP has not conducted international gas and oil operations and EC will continue to conduct these through affiliates other than Newco. After the Reorganization, Newco will be provided the opportunity to purchase the remainder of EC's domestic gas and oil properties, which are presently believed by EEI to have a fair market value of $1.4 million. The book value of these properties is $5.3 million. Therefore, EC would receive $3.9 million less than the carrying value of the properties. The $1.4 million proceeds would be credited to EC's property account under full-cost accounting rules and no gain or loss would be recognized for accounting purposes. For tax purposes, since it has no tax basis in the properties EC would realize a gain equal to the proceeds and would pay current income taxes of $.5 million. The Board of Directors of Newco will consider such decision in the ordinary course of its deliberations. No EC Company intends to conduct any domestic gas and oil exploration and production activities following the Reorganization.

     Newco will conduct substantially the same business as was conducted by EP prior to the reorganization. For information regarding reserves, if any, for obligations not paid prior to liquidation of EP see "THE REORGANIZATION--THE PLAN OF LIQUIDATION." There are not expected to be any material differences between the business plans, cash distribution policies or management compensation policies of Newco and EP. Pursuant to a change in EC's corporate practice that was effective before the Reorganization was initiated, certain costs incurred by EC are being allocated to Newco in the amount of approximately $1 million annually. Prior to 1994, management fees were not allocated to EP by EC because they were not material. See "DIVIDEND POLICY OF NEWCO", "MANAGEMENT" and "CERTAIN TRANSACTIONS."

     Certain conflicts of interest could arise as a result of the relationships between the EC Companies and Newco. For example, the EC Companies will purchase and market natural gas produced from Newco's properties. These transactions create the potential for conflicts over pricing, terms of delivery and other matters. A number of transactions and relationships between Newco and the EC Companies are contemplated and specifically authorized by Article Eleven of Newco's Restated Articles of Incorporation. For example, Article Eleven authorizes Newco to enter into contracts with any EC Company (including entities in which EC has a direct or indirect interest) as long as the transaction is authorized or ratified by a majority of the Board of Directors of Newco. Except as set forth in Article Eleven, Newco does not have any policy or procedure in effect for approving transactions between Newco and EC Companies. See "RELATIONSHIP BETWEEN NEWCO AND THE EC COMPANIES--CONFLICTS OF INTEREST."

Special Considerations

     Public Unitholders should carefully consider the following factors in addition to the other information included in this Prospectus/Information Statement. These factors are summarized below and described in more detail under "SPECIAL CONSIDERATIONS."

     The Reorganization

     Conflicts of Interest of EEI. There is a potential conflict of interest between EEI and the Public Unitholders with respect to the determination of the exchange ratio in the Reorganization. A benefit to each of EEI and EC which is not shared by all Public Unitholders is the elimination of their liability as general partners for the obligations and liabilities of Newco that occur after the Reorganization. Additionally, Public Unitholders were not represented in establishing the terms of the Reorganization. Such representation might have caused the terms of the Reorganization to be different in some respects from those described herein, including the number of shares of Common Stock, or the percentage of Common Stock, to be allocated to the Public Unitholders in connection with the Reorganization.

     Shareholder Rights Differ from Limited Partner Rights. As a result of the Reorganization, Public Unitholders will lose certain rights associated with their ownership of Units, including without limitation the right to receive distributions, if any, free from any income tax at the partnership level, and will acquire certain rights associated with their ownership of Common Stock, including without limitation the right to vote in the election of directors.

     No Previous Market for Common Stock. At present there is no trading market for the Common Stock. There can be no assurance that holders of the Common Stock will be able to sell their shares at favorable prices or that the trading price for a share of Common Stock will be comparable to the trading price for an EP Depositary Unit immediately before the Reorganization is consummated.

     Double Taxation. Unlike EP, Newco's taxable income will be subject to taxation at the corporate level, and its earnings and profits distributed to shareholders will also be subject to taxation at the shareholder level.

     Newco

     There are several factors to be considered because Newco will be operating in corporate form. In addition, Newco will conduct the same business as was conducted by EP. Accordingly, the same risks inherent in the gas and oil exploration and production business present in EP will be present in Newco.

     Control of Newco by EC. Immediately following the consummation of the Reorganization, the EC Companies will own over 99% of the outstanding Common Stock. So long as EC directly or indirectly continues to own more than 50% of the Common Stock, EC will be able to elect all of the members of the Board of Directors of Newco, and thus be able to control Newco. In addition, certain conflicts of interest could arise as a result of the relationship between the EC Companies and Newco.

     Lack of Termination Date. Newco will have an indefinite life, whereas EP has a definite termination date of December 31, 2035. Investors in Newco may have to sell their shares of Common Stock in order to liquidate their investment.

     Future Dilution of Common Stock. Newco will be permitted to issue additional equity or debt securities, including shares of preferred stock. Issuances of additional shares of Common Stock or shares of preferred stock could adversely affect shareholders' equity interest in Newco and the market price of the Common Stock, and the interests in the assets, liabilities, cash flow and results of operations of Newco represented by the shares of Common Stock issued pursuant to the Reorganization may be diluted. Newco intends to increase the level of minority ownership in Newco. Such an increase would have the effect of diluting the percentage of Newco owned by the Public Unitholders and the EC Companies.

      Elimination of General Partner Liability. If the Reorganization is consummated, EEI will be a shareholder of Newco instead of a general partner, and will not have liability for the debts and obligations of Newco that it previously had because it was the Managing General Partner of EP.

     No Dissenters', Appraisal or Similar Rights for Public Unitholders. Public Unitholders who object to the Reorganization will have no appraisal, dissenters' or similar rights. Therefore,

Public Unitholders will not be entitled to receive cash payments from EP for the value of their Units if they disagree with the Reorganization. Public Unitholders who object to the Reorganization should, however, be able to sell either their Units or shares of Common Stock, as the case may be, on the NYSE either before or after the Reorganization. The lack of dissenters', appraisal or similar rights in connection with the transaction will not prevent a Public Unitholder from challenging the fairness of the Reorganization through appropriate legal proceedings.

     Reserve Development and Production Risks. Newco's gas and oil exploration, development and production operations will involve numerous risks that could result in the failure to find new reserves or fully produce existing and discovered reserves.

     Volatility of Gas and Oil Markets. The operating results of Newco will be dependent to a substantial degree on prices for natural gas and oil, both of which are affected by many factors beyond the control of producers and have demonstrated a high degree of volatility.

     Developments of Additional Reserves. Newco's future success will depend on its ability to find or acquire additional reserves that are economically recoverable. There can be no assurance that Newco's acquisition, development and exploration activities will result in significant additional reserves or that Newco will continue to be able to drill productive wells at acceptable costs.

     Uncertainties in Estimating Reserves and Future Net Cash Flows. There are numerous uncertainties inherent in estimating quantities and values of proved gas and oil reserves and in projecting future rates of production and the timing of development expenditures. The historical and pro forma reserve data included in this Prospectus/Information Statement represent estimates only and should not be construed as being exact. Any downward adjustment to Newco's reserve estimates could adversely affect its future prospects and the market value of its securities.

The Reorganization

     Reorganization Steps. EP, EC and EEI will contribute their partnership interests in EPO to Newco in exchange for shares of Common Stock. EPO will then be merged into Newco. Soon thereafter, EP will be liquidated, with (i) Common Stock being distributed to the Public Unitholders and the EC Companies that are partners of EP pro rata in relation to their interests in EP, (ii) EEI receiving EP's interests in, and assuming EP's obligations under, the Equipment Leases and the equipment will be subleased to Newco (see "CERTAIN TRANSACTIONS") and (iii) the EC Companies assuming approximately $395 million in aggregate principal amount of debt of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest. The Second Amended and Restated Agreement of Limited Partnership of EP dated as of April 30, 1985, as amended by Amendment No. 1 thereto dated as of September 1, 1992 and Amendment No. 2 thereto dated as of August 30, 1994 (the "EP Partnership Agreement"), will be amended to the extent required to provide for these actions. See "THE REORGANIZATION

- -- BACKGROUND" for a discussion of the Reorganization, its background and reasons for its structure.

     As a result of the Reorganization, both EP and EPO will cease to exist. The Public Unitholders will own approximately .8% of the outstanding Common Stock, and the EC Companies will own approximately 99.2% of the outstanding Common Stock. See "CAPITALIZATION."

     No Public Unitholder Consent Required. The consent of holders of a majority of the Units is necessary to approve the Reorganization. The EC Companies own approximately 99.2% of the outstanding Units. Therefore, since the EC Companies intend to consent to the Reorganization, approval of the Reorganization will be effected without the consent of any of the Public Unitholders being required or solicited.

     Each Public Unitholder who notifies EEI of a proper purpose related to such Public Unitholder's interest in EP is entitled to receive a list of the names and amounts in interest of all limited partners of EP as of the date specified in the request. The list will be furnished at the expense of the person requesting it. The partners in EPO are EP, its limited partner, with a 99% interest, EEI, its Managing General Partner, with a 0.99% interest, and EC, its Special General Partner, with a 0.01% interest.

     Calculation of Exchange Ratio. The Board of Directors of EEI proposed the ratio of exchange to be used in the Reorganization because it does not result in any change in the proportionate holdings of the Public Unitholders and the EC Companies with respect to their ownership interests in the underlying business as EP is converted into Newco. Such ratio and the number of shares of Common Stock to be issued in the Reorganization were calculated as follows: (i) 1,045,812 shares were attributed to EEI and EC in recognition of their 1% general partner interest in EPO, (ii) 1,035,354 shares were attributed to EEI in recognition of its 1% general partner interest in EP and (iii) 102,500,076 shares were attributed to the limited partner interests in EP. The Public Unitholders, in recognition of their 805,914 Units (.786% of the Units), were allocated 805,914 shares (.771%) of the Common Stock to be issued in the Reorganization. The .015% difference in the Public Unitholders' ownership of Units and Common Stock is due to the shares of Common Stock attributable to the general partner interests in EPO and EP.

     In determining the exchange ratio, EEI considered other factors, including the assumption by the EC Companies of approximately $395 million principal amount of outstanding indebtedness of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest, the tax consequences of the Reorganization to the EC Companies and the Public Unitholders and the assignment and assumption of the Equipment Leases, but did not alter the exchange ratio as a result of those factors. See "THE REORGANIZATION--BACKGROUND."

     Reasons to Convert EP into Corporate Form. The Reorganization will convert EP into corporate form, replacing partnership interests presently held by Public Unitholders and limited and general partner interests held by EC Companies with stock of Newco, a corporation. EEI, as Managing General Partner of EP, believes there are several advantages of converting into corporate form at this time:

     Absence of Distributions. EP's recent results and current business plan required it to conserve cash resources by discontinuing distributions to holders of Units after January 1994. EP's capital expenditures have consistently exceeded its cash flow, which has been depressed because gas and oil prices continue to be below the levels that existed at the time EP was organized. Historically, funds for cash distributions were provided from investment in additional Units by EC or from borrowings. The dilution created by the investment and the level of borrowings required to support the cash distributions increased to a point that the Board of Directors of EEI, the Managing General Partner, determined that cash distributions should be eliminated in order to continue EP as a nonliquidating entity. See "THE REORGANIZATION--BACKGROUND." The EP Partnership Agreement presently provides that EEI, as Managing General Partner, will review EP's accounts quarterly to determine whether distributions are appropriate. EEI, as Managing General Partner, has full discretion whether or not to make current distributions and as to the source of funds for such distributions. The ability to distribute cash free of a second level of income tax, combined with the expectation that EP could sustain a policy of making large cash distributions, were the principal reasons EP adopted the partnership form in 1985. Thus, as a result of the discontinuation of distributions, the principal advantage of operating in partnership form is not being realized by EP or holders of Units, and is not likely to be realized in the foreseeable future. See "DIVIDEND POLICY OF NEWCO." EEI believes that there are no significant advantages of operating as a partnership that warrant continuing EP's operations in that form.

     Tax Consequences and Tax Reporting. If EP retained its partnership structure, holders of Units would be required to pay income taxes on income of EP despite the fact that no substantial cash distributions are expected to be made by EP in the foreseeable future, and, under current law, holders of Units may be unable to use operating losses of EP to offset either income from other sources or investment income of EP, because of basis, at risk or passive loss limitations, although such operating losses could be used to offset EP partnership income. Because a corporation is a distinct taxable entity apart from its shareholders, Newco's operating losses cannot be used to offset the shareholders' income, including dividend income, if any, received from Newco. In addition, EEI believes that the complexities of tax reporting associated with partnership investments are regarded as unduly burdensome for most Public Unitholders under current conditions. The ownership of stock rather than partnership units will greatly simplify tax reporting with respect to an investment in EP on each Public Unitholder's individual federal and state income tax returns for future years. Newco, however, will be subject to income taxes on its taxable income at the corporate level.

     Expansion of Potential Investor Base and Greater Access to Equity Markets. EEI anticipates that the Reorganization will expand EP's potential investor base to include institutional and other investors who do not typically invest in limited partnership securities because of various tax and administrative reasons. Furthermore, EP expects that Newco will have greater access to the public and private equity capital markets than EP, potentially enabling it to raise capital on more favorable terms than are now available to EP. This greater access may be of particular benefit if Newco proposes to issue equity securities to seek additional funds for capital expenditures or to expand its business. Although the issuance of additional equity by Newco would have the effect of diluting the equity interest of the former Public Unitholders in EP, it could also result in the Common Stock receiving additional investor interest through increased review by research analysts. Newco intends to increase the level of minority ownership in Newco, with the view of enabling the public market to value directly and more effectively its gas and oil assets. However, it currently has no definitive plans to issue additional equity securities.

     Acquisition Currency. EEI believes that current industry conditions may provide opportunities for EP to grow through the acquisition of businesses and assets which are complementary to its existing business at attractive prices. In certain cases, EP may want to be able to issue equity interests as payment of the purchase price for such acquisitions. EEI believes that an equity interest in a corporation will be a more attractive acquisition currency than an interest in a partnership. The issuance of additional equity by Newco would have the effect of diluting the equity interest of the former Public Unitholders in EP.

     Reduced Legal Costs and Uncertainty. While there is an extensive body of legal guidance with respect to corporations and their governance, there is no comparable body of legal guidance for publicly traded limited partnerships. The Reorganization should reduce legal costs inherent in maintaining EP as a publicly traded limited partnership and provide greater certainty to management with respect to a number of legal issues that are generally more settled with respect to corporations than publicly traded limited partnerships, although EC would owe fiduciary duties to Newco and its minority shareholders .

     Fairness Opinion. EEI, in its capacity as Managing General Partner of EP, has retained Dean Witter Reynolds Inc. ("Dean Witter") to render an opinion to its Board of Directors as to the fairness of the Reorganization, taken as a whole, to the Public Unitholders from a financial point of view. Management of EEI met with counsel and representatives of Dean Witter on several occasions commencing on August 24, 1994 to review generally the issues involved in determining the fairness of the Reorganization from a financial point of view.

     Dean Witter has delivered its written opinion, dated November 15, 1994, to the Board of Directors of EEI, to the effect that, as of the date of its opinion, the Reorganization, taken as a whole, is fair to the Public Unitholders from a financial point of view.

     A copy of Dean Witter's opinion, which sets forth the assumptions made, matters considered and procedures followed by Dean Witter in rendering its opinion, is attached to this Prospectus/Information Statement as Exhibit A and should be read in its entirety. See "THE REORGANIZATION -- FAIRNESS OPINION."

     Delivery of EP Depositary Unit Certificates. Each Public Unitholder is urged to fill out the Letter of Transmittal enclosed with the Prospectus/Information Statement and to return it along with all certificates representing EP Depositary Units possessed by the Public Unitholder to Harris Trust Company of New York, c/o Harris Trust and Savings Bank, 11th Floor, Shareholder Services, 311 West Monroe Street, Chicago, Illinois 60606-4607.

Comparison of EP Depositary Units and Common Stock

     After consummation of the Reorganization, the business of Newco will be the same business conducted by EP. However, the rights and limitations to which holders of Common Stock will be subject will be similar in some respects and will differ in other respects from those to which they are subject as holders of Units. These rights and limitations include, but are not limited to, the following:

             Units                                  Common Stock
             -----                                  ------------

.   Units are freely                         .  The Common Stock will
    transferable (subject                       be freely transferable
    to certain                                  (subject to certain
    restrictions on                             restrictions on
    foreign ownership                           foreign ownership
    required by applicable                      required by applicable
    law) and trade on the                       law) and Common Stock
    NYSE.                                       will be approved for
                                                listing on the NYSE.
                                                The transferability
                                                rights of the
                                                shareholders will be
                                                comparable to those of
                                                Public Unitholders.

.   EP files reports                         .  Newco will file
    required by the                             reports required under
    Exchange Act and                            the Exchange Act and
    provides Public                             provide its
    Unitholders with                            shareholders with
    reports required under                      reports required under
    the rules of the                            the rules of the
    Commission and the                          Commission and the
    NYSE.                                       NYSE.  The reporting
                                                requirements of Newco
                                                are comparable to
                                                those of EP.

.   Public Unitholders                       .  Holders of the Common
    have limited voting                         Stock are entitled to
    rights on issues such                       elect all of the
    as certain amendments                       members of the Board
    of the EP Partnership                       of Directors and vote
    Agreement, dissolution                      upon all corporate
    of EP or EPO, sale of                       matters.  Shareholders
    substantially all of                        of Newco will have the
    their assets, removal                       right to vote on a
    and replacement of the                      wider range of matters
    general partners and                        than those on which
    mergers or                                  Public Unitholders may
    consolidations.                             vote and, as a general
                                                matter, will have a
                                                greater opportunity to
                                                participate in the
                                                affairs of Newco.

           Units                                    Common Stock
           -----                                    ------------

.   Meetings of Public                       .  Newco is required by
    Unitholders are not                         law to hold annual
    held annually, and                          meetings, where its
    Public Unitholders do                       shareholders will be
    not vote for EP's                           entitled to elect the
    management.                                 members of its Board
                                                of Directors and to
                                                vote on any other
                                                matters properly
                                                before the meeting.

.   EP, as a partnership,                    .  Newco, as a
    is not a taxable                            corporation, is a
    entity, and Public                          taxable entity
    Unitholders report and                      separate from its
    pay taxes on their                          shareholders, and it
    distributive share of                       will report and pay
    EP's taxable income,                        taxes on its income,
    gains, losses,                              gains, losses,
    deductions and credits                      deductions and
    (whether or not any                         credits.  Shareholders
    cash is distributed to                      pay tax only on
    them).                                      taxable dividends
                                                actually distributed
                                                to them.  Amounts
                                                available for
                                                dividends may be
                                                reduced by taxes at
                                                the corporate level.

.   EEI, as Managing                         .  Members of Newco's
    General Partner, is                         Board of Directors are
    not subject to                              required to be elected
    re-election at any                          at each annual meeting
    time.  EEI can be                           of shareholders.
    removed as Managing                         Directors may be
    General Partner by the                      removed by the vote of
    limited partners only                       the holders of a
    by the affirmative                          majority of the
    vote of holders of 66                       outstanding Common
    2/3% of the Units.                          Stock present and
                                                entitled to vote at a
                                                meeting at which
                                                quorum is present.
                                                Since the former
                                                Public Unitholders
                                                will own less than 1%
                                                of the outstanding
                                                Common Stock, they
                                                will be unable to
                                                elect or remove any
                                                directors.

.   The EP Partnership                       .  Newco's Restated
    Agreement provides for                      Articles of
    EP to continue in                           Incorporation provide
    existence until                             for perpetual
    December 31, 2035,                          existence, subject to
    unless earlier                              Texas law.  Therefore,
    terminated in                               investors in Newco
    accordance with the EP                      would have to sell
    Partnership Agreement.                      their shares of Common
                                                Stock in order to
                                                liquidate their
                                                investment.

See "DESCRIPTION OF THE CAPITAL STOCK."

Summary of Material Federal Income Tax Consequences

     Public Unitholders will not recognize any taxable gain or loss in connection with the Reorganization, unless immediately prior to each contribution by EP to Newco of limited partnership interests in EPO (i) EP's tax basis in its limited partnership interest is less than EP's share of EPO's liabilities transferred to Newco or Newsub (as defined herein) or (ii) a Public

Unitholder's tax basis in his Units is less than his share of EPO's liabilities. In the opinion of Jackson & Walker, L.L.P., special tax counsel to EP, based on representations of EEI, the Managing General Partner of EP and EPO, neither of the exceptions set forth in (i) and (ii) above exists; hence Public Unitholders will not recognize taxable gain or loss in connection with the Reorganization. This section summarizes such counsel's opinion that is more fully discussed under "FEDERAL INCOME TAX CONSIDERATIONS."

     After the Reorganization, Newco will be subject to tax on any net taxable income subsequently derived. Shareholders of Newco will realize taxable income from the ownership of stock in Newco to the extent that Newco pays dividends to shareholders that are made out of Newco's current or accumulated earnings and profits. In addition, shareholders of Newco will realize taxable gain to the extent Newco does not have current or accumulated earnings and profits and makes distributions that are in excess of a shareholder's basis in his stock.

     After EP's distribution of Common Stock to the Public Unitholders, each Public Unitholder will have a tax basis in the Common Stock received in the distribution equal to the Public Unitholder's tax basis in his Units immediately before the liquidation, as adjusted (i) for 1994 operations, (ii) for any gain recognized on the Reorganization, and (iii) by excluding any share of EP debts that a Public Unitholder had previously included in his basis in his Units. This basis will be prorated among all shares of Common Stock received by the Public Unitholder. To the extent any Common Stock distributed to a Public Unitholder ends up with a tax basis lower than its fair market value, gain will be recognized upon the subsequent sale or other taxable disposition of that Common Stock. Correspondingly, to the extent any Common Stock distributed to a Public Unitholder ends up with a tax basis greater than its fair market value, loss will be recognized upon the subsequent sale or other taxable disposition of that Common Stock. Common Stock held by a Public Unitholder will have both a short term and a long term holding period even though the Public Unitholder may have owned his Units for more than one year. See "FEDERAL INCOME TAX CONSIDERATIONS-- HOLDING PERIOD."

     The passive loss limitations generally provide that individuals, estates, trusts, certain closely held corporations and personal service corporations can only deduct losses from passive activities (activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities or investments. A shareholder can utilize suspended passive losses upon the sale of all of his Common Stock to an unrelated person in a transaction in which all gain or loss is recognized. Recently issued regulations also indicate that some portion of a shareholder's passive losses can be utilized to offset gain on the sale of Common Stock if the shareholder sells substantially all of his stock to an unrelated party. Jackson & Walker, L.L.P., special counsel to EP, is of the opinion that such losses cannot be used to offset dividend income from Newco. The treatment of suspended passive losses now appears to be consistent with the treatment of suspended passive losses and sales of Units before the Reorganization.

     For an expanded discussion of tax considerations, Public Unitholders should carefully review the information contained in "FEDERAL INCOME TAX CONSIDERATIONS" and "THE REORGANIZATION -- BACKGROUND." PUBLIC UNITHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE OR LOCAL INCOME TAX AND OTHER LAWS.


                            SPECIAL CONSIDERATIONS

     Each Public Unitholder should carefully examine this Prospectus/Information Statement and the Exhibits hereto. Public Unitholders should give particular consideration to the facts set forth below.

The Reorganization

     Potential Conflicts of Interest. EEI is proposing the Reorganization because it believes that it is in the best interests of both the Public Unitholders and the EC Companies. EEI may, however, be viewed as having a potential conflict of interest with the Public Unitholders with respect to the determination of the terms of the Reorganization. The EC Companies, as holders of over 99% of the outstanding Units, together with EEI, acting as Managing General Partner, have the ability acting unilaterally to determine the terms of the Reorganization. In addition, the EC Companies expect to receive benefits from the Reorganization that will not be available to all holders of Units generally involving (i) the elimination of their general partner liability for obligations and liabilities of EP and EPO under partnership law and (ii) the reduction of the EC Companies' deferred income tax liabilities by approximately $55 million. See "THE REORGANIZATION -- BACKGROUND." If certain of these potential conflicts of interest did not exist, it is possible that the terms of the Reorganization might be different than the terms approved by the Board of Directors of EEI. For additional information concerning the potential conflicts of interest between EEI and the Public Unitholders in the Reorganization, see "RELATIONSHIP BETWEEN NEWCO AND THE EC COMPANIES."

     No Independent Representation. The terms of the Reorganization were evaluated and determined by EEI without independent representation of the Public Unitholders. Such separate representation might have caused the terms of the Reorganization to be different in some respect from those described herein, including the number of shares of Common Stock, or the percentage of Common Stock, to be allocated to the Public Unitholders in connection with the Reorganization.

     Shareholder Rights Differ from Limited Partner Rights. As a result of the Reorganization, Public Unitholders will lose certain rights associated with their ownership of Units, including without limitation the right to receive distributions, if any, free from income tax at the partnership level, and will acquire certain rights associated with their ownership of Common Stock, including without limitation the right to vote in the election of directors. A further comparison of these factors, which may relate to investment objectives of Public Unitholders, is set forth in "DESCRIPTION OF THE CAPITAL STOCK--COMPARISON OF UNITS AND COMMON STOCK."

     No Previous Market for Common Stock. At present there is no trading market for the Common Stock. However, the NYSE has indicated to Newco that the Common Stock to be distributed to the Public Unitholders pursuant to the Reorganization will be approved for listing on the NYSE, subject to official notice of issuance. There can be no assurance that holders of Common Stock will be able to sell their shares at favorable prices or that the trading price for a share of Common Stock will be comparable to the trading price for an EP Depositary Unit immediately before the Reorganization is consummated.

     Double Taxation. The principal tax disadvantage of converting EP into corporate form is that a corporation pays taxes on its taxable income, and its shareholders generally pay taxes on any dividends from the corporation out of current or accumulated earnings and profits. In contrast, a partnership pays no tax and its partners pay tax on their distributive share of the partnership's taxable income, gain, loss, deductions and credits. Because there is no current plan to make distributions to Newco's shareholders, this distinction is not expected to have any immediate or near term economic effect, but could have economic effects on Newco and its shareholders (i) at such time as Newco makes a distribution to shareholders out of Newco's current or accumulated earnings and profits, or (ii) if Newco disposes of its assets in a taxable transaction, whether by sale or otherwise, at a time when the value of its assets exceeds its basis in such assets and thereafter distributes the proceeds to its shareholders. As a result of a conversion of EP into corporate form, holders of Units will forego the potential future tax benefits associated with operating in partnership form, including the receipt of cash distributions free of corporate income tax. Furthermore, holders of Units will not be able to use their suspended passive losses to offset dividend income received from Newco, whereas such losses could be used to offset their distributive share of operating income from EP.

Newco

     There are several factors to be considered because Newco will be operating in corporate form. In addition, Newco will conduct the same business as was conducted by EP. Accordingly, the same risks inherent in the gas and oil exploration and production business present in EP will be present in Newco.

     Control of Newco by EC. Immediately following the consummation of the Reorganization, the EC Companies will own over 99% of the outstanding Common Stock. So long as EC directly or indirectly continues to own more than 50% of the Common Stock, EC will be able to elect all of the members of the Board of Directors of Newco, and thus be able to control Newco. Certain of Newco's directors and officers are also directors and/or officers of EC or its other subsidiaries. Newco and the EC Companies expect to engage in future transactions, the terms of which will be determined through negotiations between Newco and the EC Companies. The officers and employees of EEI will become the officers and employees of Newco and will be compensated by Newco (except for certain officers that are compensated by EC). Previously the costs of these officers and employees were charged to EP by EEI and thus there will be no change in the cost of these officers and employees charged to Newco as a result of the Reorganization. The management cost allocation payable by Newco to EC of approximately $1 million annually, which became effective July 1, 1994, is not related to the Reorganization and will not be altered as a result of EEI officers and employees becoming officers and employees of Newco because such cost allocation relates to costs incurred solely by EC with respect to EC personnel, not EEI personnel. Certain officers of EC will also serve as officers of Newco but they will receive no direct compensation from Newco.
See "CERTAIN TRANSACTIONS."

     EC intends to conduct all of its domestic gas and oil exploration and production business through Newco, and, therefore, EC intends to make any acquisition of domestic gas and oil properties through Newco. There may be circumstances, however, in which it is either necessary or appropriate for EC to make an acquisition or undertake domestic operations without Newco's participation.

     Certain conflicts of interest could arise as a result of the relationships between the EC Companies and Newco. For example, the EC Companies will purchase and market natural gas produced from Newco's properties. These transactions create the potential for conflicts over pricing, terms of delivery and other matters. A number of transactions and relationships between Newco and the EC Companies are contemplated and specifically authorized by Article Eleven of Newco's Restated Articles of Incorporation. For example, Article Eleven authorizes Newco to enter into contracts with any EC Company (including entities in which EC has a direct or indirect interest) as long as the transaction is authorized or ratified by a majority of the Board of Directors of Newco. In determining whether this majority vote has been achieved, the vote of a director of EC who is also a director of Newco may be counted toward the authorization or ratification. In addition, under Article Eleven an EC Company may engage in direct competition with Newco without first being obligated to offer the transaction or other opportunity to Newco. Except as set forth in Article Eleven, Newco does not have any policy or procedure in effect for approving transactions between Newco and EC Companies. See "RELATIONSHIP BETWEEN NEWCO AND THE EC COMPANIES--CONFLICTS OF INTEREST."

     Lack of Termination Date. Newco will have an indefinite life, whereas EP has a definite termination date of December 31, 2035. Consequently, were EP to remain in partnership form, it would be required to dissolve by December 31, 2035 (unless extended by an amendment to the EP Partnership Agreement), whereas if EP converts into corporate form, Newco could continue in existence indefinitely. Therefore, investors in Newco may have to sell their shares of Common Stock in order to liquidate their investment.

     Future Dilution of Common Stock. Newco will be permitted to issue additional equity or debt securities, including shares of preferred stock. Under the current rules of the NYSE, Newco may not issue shares of Common Stock equal to 20% or more of the then outstanding shares in connection with any single future transaction without shareholder approval. Issuances of additional shares of Common Stock or shares of preferred stock could adversely affect shareholders' equity interest in Newco and the market price of the Common Stock, and the interests in the assets, liabilities, cash flow and results of operations of Newco represented by the shares of Common Stock issued pursuant to the Reorganization may be diluted. Issuances of additional shares may be more likely after the Reorganization because EEI, as the Managing General Partner of EP, believes that one of the advantages of the Reorganization is that the corporate form will expand the potential investor base, provide greater access to equity markets and permit the use of capital stock as acquisition currency. Newco intends to increase the level of minority ownership in Newco. Such an increase would have the effect of diluting the percentage of Newco owned by both the Public Unitholders and the EC Companies.

     Elimination of General Partner Liability. EEI, as the Managing General Partner of each of EP and EPO, and EC, as a general partner of EPO, will each receive a benefit from the Reorganization that is not shared by all holders of Units generally in the elimination of their liability for obligations and liabilities of EP and EPO that may occur after the Reorganization. Under Texas law, as a general partner of a partnership, each of EEI and EC is liable to the extent of its assets for the debts and obligations of EP (in the case of EEI) and EPO. If the Reorganization is consummated, EEI and EC would be shareholders of Newco and would not have liability for the debts and obligations of Newco.

     No Dissenters', Appraisal or Similar Rights for Public Unitholders. Under the EP Partnership Agreement, the action by the holders of a majority of the outstanding Units as of the record date, December 5, 1994, to approve the Reorganization will bind all holders of Units. Under Texas law and the terms of the EP Partnership Agreement, holders of Units will have no dissenters', appraisal or similar rights in connection with the Reorganization, nor will such rights be voluntarily accorded to holders of Units by EP or Newco. Therefore, holders of Units will have no opportunity to dissent and demand to receive cash payment from EP for the fair value of their Units after the Reorganization is approved and consummated. The Units held by the Public Unitholders are listed on the NYSE. The Common Stock to be distributed to the Public Unitholders pursuant to the Reorganization will be listed on the NYSE. Thus, any Public Unitholders who object to the Reorganization should be able to sell their Units or shares of Common Stock, as the case may be, on the NYSE either before or after the Reorganization. The lack of dissenters', appraisal or similar rights in connection with the transaction will not prevent a Public Unitholder from challenging the fairness of the Reorganization through appropriate legal proceedings.

     Differing Fiduciary Duties. The fiduciary duties owed by the directors of Newco after the Reorganization may be less than the fiduciary duties owed by the general partners of EP prior to the Reorganization. EEI's fiduciary duties to the Public Unitholders include duties of loyalty and care. The general duties owed by directors of Newco to its shareholders are similar to those applicable to EEI in respect of EP's limited partners. At least one Texas court has stated that the fiduciary duties of a general partner to limited partners are comparable to those of a director to shareholders. Other courts, however, have indicated that the fiduciary duties of a general partner are greater than those of a director to shareholders. Therefore, although it is unclear whether or to what extent there are any differences in such fiduciary duties, it is possible that the fiduciary duties of directors of Newco to its shareholders could be less than those of EEI to the Public Unitholders. The remedy of shareholders for a breach of fiduciary duty of directors is to request that the corporation bring suit against the directors or, if the corporation fails to act, to initiate a shareholder derivative lawsuit against the directors in the name of the corporation.

     Reserve Development and Production Risks. Newco's gas and oil exploration, development and production operations will involve numerous risks that could result in the failure to find new reserves or fully produce discovered and existing reserves. Gas and oil exploration, development and production operations involve numerous risks, including depositional or trapping uncertainties, encountering unusual or unexpected formations and pressures or other conditions that may result in dry holes, failure to produce gas or oil in commercial quantities or inability to fully produce discovered reserves. Gas and oil drilling may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect Newco's production from successful wells. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees. Furthermore, various wells can be expected to require recompletions or workovers at some point in their productive lives. While the gradual depletion of producing reserves and the need for recompletion of wells that have multiple reservoirs with limited volume or workover of wells that develop mechanical problems is neither unusual nor unexpected in the gas and oil industry, the timing and extent of production declines and recompletion requirements for wells in which Newco will own interests after the Reorganization cannot be predicted with any certainty.

     Volatility of Gas and Oil Markets. The revenues generated by Newco's operations are highly dependent upon the prices of, and demand for, gas and oil. For the last several years, prices of these products have reflected a worldwide surplus of supply over demand for oil. The price received by Newco for its natural gas and crude oil will depend upon numerous factors beyond Newco's control, including economic conditions in the United States and elsewhere and the world political situation as it affects OPEC, the Middle East (including the current embargo of Iraqi crude oil from worldwide markets) and other producing countries, the actions of OPEC and governmental regulation. The fluctuation in world oil prices continues to reflect market uncertainty regarding OPEC's ability to control member country production and underlying concern about the balance of world demand for and supply of gas and oil.

     Since 1985, when EP received an average sales price of $2.94 per Mcf for natural gas, a nationwide deliverability surplus of natural gas has prompted a decrease in sales under higher priced, long term contracts with traditional pipeline customers. Lower priced gas sold in the spot market has been made readily available to end-users because of gas-to-gas competition, lower oil prices and improved transportation opportunities. Gas sales prices were higher in 1993 and through September 30, 1994; however, recent prices are lower due to unseasonably warm weather and above average storage levels.

     Decreases in the prices of gas and oil have had, and could have in the future, an adverse effect on development and exploration programs, proved reserves, revenues, profitability, cash flow and dividend levels.

     Development of Additional Reserves. Newco's future success will depend not only on developing existing gas and oil reserves but also on its ability to find or acquire additional reserves that are economically recoverable. The rate of production from gas and oil properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, the proved reserves of Newco will decline as gas and oil is produced from its proved developed reserves. There can be no assurance that Newco's acquisition, development and exploration activities will result in significant additional reserves or that Newco will continue to be able to drill productive wells at acceptable costs. If prevailing gas and oil prices were to increase significantly, Newco's costs to add reserves could also be expected to increase.

     Uncertainties in Estimating Reserves and Future Net Cash Flows. There are numerous uncertainties inherent in estimating quantities and values of proved gas and oil reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. The reserve data included in this Prospectus/Information Statement represent estimates only and should not be construed as being exact. Reserve assessment is a subjective process of estimating the recovery from underground accumulations of natural gas and other hydrocarbons that cannot be measured in an exact way. Accordingly, reserve estimates are often different from the quantities of natural gas and other hydrocarbons ultimately recovered. Any downward adjustment could adversely affect Newco's future prospects and the market value of its securities.

     Competition. The gas and oil industry is highly competitive. Newco will compete with major and other independent gas and oil companies for the acquisition of additional properties as well as the equipment and labor required to develop and operate its properties. Many of these competitors have substantially greater financial and other resources than Newco.

     Governmental Regulation. The gas and oil business is subject to broad federal and state regulations which, among other things, control the rate of gas and oil production and establish the maximum price at which gas is sold. Newco will also be required to comply with federal and state laws and regulations relating to environmental matters. There can be no assurance that present and future regulation of the gas and oil industry will not adversely affect the operations of Newco.

     Hedging. Newco may hedge some of its projected gas and oil production from time to time through a variety of financial arrangements designed to protect against price declines, including swaps, collar agreements and futures agreements. To the extent Newco engages in such activities, it may be prevented from benefiting from price increases above the levels of the hedges.

     Transaction Costs. Transaction costs of approximately $1,000,000 will be paid by EP, including the fee and expenses of Dean Witter, whether or not the Reorganization is completed.

                              THE REORGANIZATION

Background

     EP was formed in 1985 to succeed to substantially all of the domestic gas and oil exploration and production business of EC. In April 1985, EC contributed to EP substantially all of its domestic developed and undeveloped gas and oil properties and EP assumed certain liabilities in connection with such contribution, including approximately $230 million of long-term debt. In exchange, EP issued Units to EC. At the same time, EP sold 11,250,000 Units to the public at a price of $21.50 per Unit. After this offering EC held approximately 85% of the Units and 15% of the Units were held by Public Unitholders. Proceeds of the offering were used by EP to repay debt assumed from EC.

     In offering Units to the public in April 1985, EP stated its intent to distribute $.60 per Unit on a quarterly basis through 1986 and indicated its belief that the annual distribution rates per Unit for 1987 through 1989 would be at least equal to the anticipated annual distribution rate for 1986, but that there could be no assurance that future conditions would permit distributions at such levels during such years or thereafter. EC stated that it intended, but that it was not obligated, to invest, directly or indirectly, amounts in EP to the extent necessary to provide funds through 1989 both to support cash distributions to Public Unitholders and to support EP's exploration and development expenditures at anticipated levels. EC anticipated that such funds would be provided through loans and purchases of additional Units. EP also stated that if its exploration and development capital expenditure budgets and anticipated revenues over such periods remained at projected levels, it was probable that without substantial investment by EC, EP would be unable to fund both its anticipated cash distributions and all of its planned capital expenditures, although EP believed that it could make up a significant portion of any shortfall with sales of additional Units to others, borrowing or other financings.

     During the latter half of 1985 and continuing into 1986, gas and oil prices declined severely. This was reflected in a similar decline in EP's revenues and net cash flows from operations. As a result, capital expenditures and distributions to holders of Units exceeded aggregate net cash flows from EP's operations. The cash shortfall was funded principally by additional EC investment through purchasing Units and making loans and advances.

     In July 1986, due to the reduction in revenues and cash flow, EP announced a reduction in quarterly distributions from $.60 per Unit to $.30 per Unit, beginning in the first quarter of 1987. This reduction in distributions preceded the changes in federal tax law that adversely affected the tax treatment of publicly traded limited partnerships.

     From April 30, 1985 through October 2, 1987, EC supported EP's cash distributions and exploration and development expenditures through the purchase of additional Units. In accordance with the terms of the EP Partnership Agreement, the price of Units purchased by EC was the average of the last reported sales prices per Unit, regular way, for the five trading days immediately preceding the date of determination. The following table summarizes the purchases of Units from EP by EC.


        Date          Number of Units  Per Unit Price
        ----          ---------------  --------------
August 31, 1985             2,299,354         $ 20.10
November 13, 1985           2,380,346           20.00
December 30, 1985           2,819,000           17.40
January 2, 1986               554,229 /1/       17.25
March 31, 1986                991,600           14.90
April 1, 1986                 556,085 /1/       14.40
June 30, 1986               4,105,000          12.675
July 1, 1986                  557,962 /1/       12.65
September 30, 1986          3,946,600           13.90
January 5, 1987             2,081,800           13.75
April 2, 1987               1,646,000          17.775
July 2, 1987                1,990,300           14.95
October 2, 1987             2,321,800          13.075

- ------------

/1/ These Units were subsequently distributed to EC shareholders.

     In October 1989, EC exchanged one-half share of EC common stock (market value $10.00) plus $1.00 in cash for each of the 12,112,362 Units. An additional $3.42 per Unit, plus interest, was paid in 1994 as the result of litigation relating to the exchange.

     In January 1988, EC announced that it would not continue to invest distributions on the Units it owned by purchasing additional Units at then prevailing market rates but instead would lend funds to EP in amounts necessary to support distributions and capital expenditures and indicated that future investment would be influenced by the market price of Units and other factors. Although the precise effects could not be predicted, the change in debt financing was not expected to have a material effect on the market price for Units. In the short run, any effect was expected to be somewhat favorable since on the basis of then prevailing interest rates and Unit prices the reduction in earnings per Unit resulting from debt financing was expected to be somewhat less than would result from the dilution caused by the issuance of additional Units to EC.

     In February 1988, EP made an in-place sale of approximately 133 billion cubic feet ("Bcf") of natural gas reserves to Encogen One Partners, Ltd. ("Encogen"), a partnership formed to own and operate a cogeneration plant in Sweetwater, Texas. An EC Company holds a 1% general partner interest in Encogen. EP received $158 million ($156 million net of the general partners' interests), which was used to repay EP's and EPO's then outstanding debts to EC of $115 million incurred to finance previous capital expenditures and to fund distributions to Public Unitholders.

     In February 1989, EP publicly announced that quarterly distributions on Units would be reduced to $.075 per Unit and that EC would make an exchange offer for Units at .5 share of EC common stock per Unit. EC also stated that if more than half of the publicly held Units were tendered in response to its exchange offer, the tendering would be treated as a vote favoring liquidation of EP and that EC would liquidate EP if the Public Unitholders so voted. During the succeeding months the exchange offer was modified to drop the proposed liquidation of EP and add $1.00 in cash for each Unit exchanged.

     In September 1989, an exchange offer commenced which offered .5 share of EC common stock and $1.00 in cash for each Unit. Upon completion of this exchange offer, 805,914 Units, or .8% of the outstanding Units, remained held by the Public Unitholders.

     On April 12, 1989 a class action complaint was filed in the Court of Chancery of the State of Delaware, seeking damages in connection with the exchange offer. Following a trial of the case, the court found that the exchange offer prospectus did not disclose adequately the basis of the exchange ratio, that the structure and timing of the transaction were unfair to holders of Units and that the price paid was not a fair price. Damages of $3.42 per Unit were awarded to the plaintiff class. The award ultimately included $41 million additional consideration for the Units and $21 million in prejudgment and post-judgment interest. The judgment was paid by EC in January 1994.

     In February 1994, EP announced that it would discontinue distributions to holders of Units. EP's capital expenditures had consistently exceeded EP's cash flow, which had remained depressed because gas and oil prices continued to be below their levels at the time EP was organized, and borrowings to support distributions were causing EP's debt to grow inappropriately. Thus, a principal advantage of operating in partnership form was no longer being realized by EP or the Public Unitholders.

     As noted above, EC initially stated that it intended, but that it was not obligated, to invest, directly or indirectly, amounts in EP to support its cash distributions and exploration and development expenditures at anticipated levels. Through December 1987 the EC Companies had invested cash distributions of approximately $387 million in return for additional Units; as a result the number of Units outstanding had increased approximately 34% to the current level of 102,500,076. In January 1988, in a move to halt the growth in the number of Units outstanding, the EC Companies began to support EP's cash flow requirements by lending funds to EP. Through September 1994 the EC Companies had loaned EP approximately $309 million to support its cash flow requirements. This debt amounts to approximately 33% of EP's capitalization.

     Under these circumstances EEI considered whether to continue the operations of EP. EC and its predecessors have a long history of conducting gas and oil exploration and production activities. EEI considered that it was in the best interests of the EC Companies and the other partners of EP to continue in the business of owning and operating the business and properties of EP, and to remain as part of an integrated natural gas operation. EEI also considered the fact that it did not have any duty or obligation to offer or sell to any third party such business and properties. EEI determined that it wanted the ownership of the properties of EP and EPO to remain in the EC Companies, which own over a 99% interest therein through EP and EPO. EEI considered the possibility of a liquidation of EP such that the Public Unitholders would receive cash for their Units and the EC Companies would receive all of the properties of EP and EPO in liquidation of their partnership interests. EEI determined that it did not want to force the Public Unitholders to take cash for their Units because it wanted the Public Unitholders to have the option to continue as equityholders of the business and it wanted to maintain a publicly traded entity, and determined that there were enough advantages to be obtained from converting EP into a corporation to justify doing so. See "Reasons to Convert EP Into Corporate Form." Therefore, in August 1994 EEI announced that it intended to convert EP into a publicly traded corporation. No third party offers were solicited, made or considered.

     In reviewing the various structures available under state law for effecting the conversion of EP into a corporation, it was recognized that a merger of EP, EPO and the new corporation would be the most efficient structure for transferring ownership of EPO's assets. Merger structures other than the structure used in the Reorganization, however, could have resulted in materially adverse financial accounting and income tax consequences to the EC Companies, the Public Unitholders and the new corporation. For example, the EC Companies and the Public Unitholders could have been taxed immediately upon formation of the new corporation on a significant amount of gain resulting from assumption of debt of EP by the new corporation, EPPL or EPO. The income taxes that the EC Companies and the Public Unitholders would have incurred could have been substantial. In addition, because the EC Companies would not have assumed $395 million in principal amount of debt ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest, under these other merger structures, the new corporation would have had less equity capital and substantially more debt outstanding than Newco will have after the Reorganization, so that it would have had significantly less financial strength and flexibility than Newco will have.

     The final structure for the Reorganization avoids the adverse consequences described above. Approximately $395 million principal amount of debt of EP, including approximately $86 million owed to EPO that does not appear on EP's consolidated financial statements, plus accrued interest, will be assumed by EC Companies, resulting in a strong financial structure and improved financial flexibility for Newco in funding its growth. The elimination of interest expense on $309 million of debt and the receipt of interest income on $86 million will enhance

Newco's operating results and cash flows by an estimated $27 million per year before income taxes. The EC Companies expect the following substantial favorable tax consequences to result from the structure chosen for the Reorganization: (i) the avoidance of tax that could have resulted under the other merger structures from the assumption of the EP debt by the new corporation, EPPL or EPO, and (ii) the preservation of the EC Companies' tax basis in EP through the substitution of such tax basis into the assets distributed to the EC Companies upon the liquidation of EP, as required by the Internal Revenue Code of 1986. It is estimated that the Reorganization will result, under SFAS No. 109, in the reduction of the EC Companies' deferred income tax liability by approximately $55 million, which reflects the fact that the EC Companies are expected to pay less in federal income taxes in the future than they would have paid if the Reorganization had not occurred. These consequences are not available to the Public Unitholders.

     In addition, the Public Unitholders will receive the benefit of a special allocation in the EP Partnership Agreement that accommodates the assumption by the EC Companies of all of EP's approximately $395 million principal amount of outstanding indebtedness of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest, including that portion of EP's indebtedness otherwise allocable to the Public Unitholders. This special allocation allows the Public Unitholders to receive one share of Common Stock for each Unit they own and will be tax free to them. See "FEDERAL INCOME TAX CONSIDERATIONS."

     The Board of Directors of EEI proposed the ratio of exchange to be used in the Reorganization because it does not result in any change in the relative holdings of the Public Unitholders and the EC Companies with respect to their ownership interests in EP. The EC Companies do not receive any additional relative holdings as a result of assuming the $395 million of EP debt, plus accrued interest. In addition, the Board of Directors retained Dean Witter to render an opinion as to the fairness, from a financial point of view, of the Reorganization, taken as a whole, to the Public Unitholders. Through these actions EEI sought to minimize the extent to which the consideration of the Reorganization was subject to the conflict of interest between the EC Companies and the Public Unitholders. Nevertheless, the interests of the Public Unitholders were not separately represented in establishing the terms of the Reorganization. Such representation might have caused the terms of the Reorganization to be different in some respects from those described herein.

     EEI, as the Managing General Partner of EP, believes the Reorganization, taken as a whole, is fair to and in the best interests of EP and all of its general and limited partners, including without limitation the Public Unitholders. This belief is principally based upon the opinion of Dean Witter, the fact that the relative ownership interests of the EC Companies and the Public Unitholders with respect to EP are not changed, and the fact that the EC Companies are assuming approximately $395 million principal amount of debt ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest, and receiving the Equipment

     Leases. EEI also considered the fact that it will no longer have any liability for the obligations and liabilities of EP after the Reorganization and will no longer have a fiduciary duty to EP and its partners. EEI also considered the advantages of operating in corporate form mentioned above and the tax consequences to the EC Companies and to the Public Unitholders. No particular weight was assigned to any one factor in arriving at its decision.

          Newco was organized on September 1, 1994 under the laws of the State of Texas for the initial purpose of becoming the successor to EP in corporate form in accordance with the Reorganization. Upon consummation of the Reorganization, Newco will acquire all partnership interests in EPO and will merge EPO into Newco. In this manner Newco will acquire EPO's assets and liabilities. Newco intends to continue EP's business of gas and oil exploration, development and production. Newco has conducted no business to date and currently has no significant assets and no employees or operating history. Newco will not acquire any material assets until consummation of the Reorganization and has no material arrangements with EP other than pursuant to the Reorganization.

     Calculation of Exchange Ratio.

          The Board of Directors of EEI proposed the ratio of exchange to be used in the Reorganization because it does not result in any change in the proportionate holdings of the Public Unitholders and the EC Companies with respect to their ownership interests in EP. Such ratio and the number of shares of Common Stock to be issued in the Reorganization were calculated as follows: (i) 1,045,812 shares were attributed to EEI and EC in recognition of their 1% general partner interest in EPO, (ii) 1,035,354 shares were attributed to EEI in recognition of its 1% general partner interest in EP and (iii) 102,500,076 shares were attributed to the limited partner interests in EP. The Public Unitholders, in recognition of their 805,914 Units (.786% of the Units), were allocated 805,914 shares (.771%) of the Common Stock to be issued in the Reorganization. The .015% difference in the Public Unitholders' ownership of Units and Common Stock is due to the shares of Common Stock attributable to the general partner interests in EPO and EP.

          In calculating the exchange ratio, only the above analysis was considered. However, in determining whether the exchange ratio, as so calculated, was fair, the following factors were also considered: (i) the elimination of all general partner liability of EC Companies with respect to EP and EPO and the elimination of EEI's general partner fiduciary duties; (ii) the assumption by the EC Companies, and the related discharge of EP's liability for, the $309 million indebtedness, plus accrued interest; (iii) the tax consequences of the Reorganization to the EC Companies and to the Public Unitholders; (iv) the EC Companies assuming approximately $86 million of intercompany debt, plus accrued interest, owed by EP to EPO; and (v) the assignment to and assumption by EEI of the Equipment Leases and the corresponding subleasing of the related equipment to Newco. EEI believes that the exchange ratio is fair to all of the partners of EP principally because it does not change the proportionate holdings of the Public Unitholders and the EC Companies with respect to their ownership interests in EP. EEI did not alter the exchange ratio after considering the listed factors because, after considering these factors as a whole, EEI continued to conclude that the exchange ratio was fair to and in the best interests of EP and all of its general and limited partners because the cumulative effect of such factors and their impact on the Reorganization was not detrimental to any of the parties such that an adjustment to the exchange ratio was necessary.

     Reorganization Steps

          The Reorganization of EP involves the following steps:

          1.   Capitalization of Newco.  EP, EC and EEI will contribute their
               -----------------------
     partnership interests in EPO to Newco in exchange for shares of Common Stock. EPO will then be merged into Newco. As a result, Newco will have all of the assets of EPO (including gas and oil properties, associated operating assets and working capital) and all of EPO's liabilities and obligations (other than the Equipment Leases and the assumed liabilities as described herein). As a result of these transactions, the shareholders' equity of Newco will be enhanced by $395 million (before recording deferred federal income taxes) plus accrued interest when contrasted with the equity of EP, because Newco will not assume indebtedness in the principal amount of $309 million now owed by EP to EC Companies, and, in addition, Newco will hold an $86 million note receivable from EP that will be assumed by EC Companies. At the end of this step, EP will hold approximately 99% of the Common Stock and the EC Companies will hold approximately 1% of the Common Stock.

          2.   Liquidation of EP.  After the merger of EPO into Newco, EP will
               -----------------
     be liquidated, with (i) Common Stock being distributed to each of the Public Unitholders, EPPL and EEI, (ii) EC Companies assuming approximately $395 million in aggregate principal amount of debt of EP owed to certain EC Companies and to Newco ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, together with accrued interest thereon and (iii) EEI receiving EP's interests in, and assuming EP's obligations under, the Equipment Leases. See "CERTAIN TRANSACTIONS." The portion of the assumed $395 million principal amount of EP debt, excluding accrued interest, that corresponds with the Public Unitholders' pro rata interest in EP, as an economic matter, is approximately $3.1 million.

          As a result of the Reorganization, both EP and EPO will cease to exist. The Public Unitholders will own approximately .8% of the outstanding Common Stock, and the EC Companies will own approximately 99.2% of the outstanding Common Stock. See "CAPITALIZATION."

          Neither EP nor Newco has any definitive plans with respect to the sale of any material assets, the purchase of any material assets or the making of any borrowings, other than in the ordinary course of its business.

          The initial Board of Directors of Newco will be as set forth in "MANAGEMENT." The officers and employees of EEI will become the officers and employees of Newco and will be compensated by Newco (except for certain officers that are compensated by EC). Previously the costs of these officers and employees were charged to EP by EEI and thus there will be no change in the cost of these officers and employees charged to Newco as a result of the Reorganization. The management cost allocation payable by Newco to EC, which became effective July 1, 1994, is not related to the Reorganization and will not be altered as a result of EEI officers and employees becoming officers and employees of Newco because such cost allocation relates to costs incurred solely by EC with respect to EC personnel, not EEI personnel. Certain officers of EC will also serve as officers of Newco but they will receive no direct compensation from Newco. See "CERTAIN TRANSACTIONS." Before the consummation of the Reorganization, EEI will change its name to avoid confusion with Newco.

     The Plan of Liquidation

          Contribution of EPO Interests to Newco. The contribution of EPO interests to Newco will be effected pursuant to an amendment to the EPO Partnership Agreement substantially in the form attached as Exhibit B (the "EPO Partnership Agreement Amendment"). The EPO Partnership Agreement Amendment has been authorized by the Board of Directors of EEI as Managing General Partner of EP and EPO. The EPO Partnership Agreement Amendment will be deemed to have been adopted and will be effective on the date it is approved by certain EC Companies holding approximately 99% of the outstanding Units. Such actions will constitute the approval by EP that is required by the EP Partnership Agreement and the EPO Partnership Agreement. The Public Unitholders will not be asked to vote on the EPO Partnership Agreement Amendment.

          The structure described below saves the complexities and costs associated with EPO transferring to Newco 13,308 gas and oil leases in 467 counties and parishes in 17 states, plus numerous federal onshore and offshore leases, plus associated rights-of-way, easements, contracts and other interests.

          EP, EC and EEI will contribute their partnership interests in EPO to Newco in exchange for shares of Common Stock in stages pursuant to a Contribution of Interests Agreement attached as Appendix EPO-1 to Exhibit B, and EPO will merge into Newco. The first stage will involve the transfer by EP through Newco of a 1% limited partnership interest in EPO to the capital of Enserch Newsub, Inc. ("Newsub"), a newly formed Texas corporation wholly owned by Newco. Then EP will contribute the remaining 98% limited partner interest in EPO to Newco for more Common Stock, and EC and EEI will contribute their general partner interests in EPO to Newco in exchange for Common Stock. These transfers will be accomplished serially and will result in EPO continuing as a limited partnership owned by Newco and Newsub. EPO and Newsub then will merge into Newco. EPO and Newsub will no longer exist and EPO's properties will have passed by merger into Newco.

          EP's Plan of Liquidation. EP's proposed Plan of Liquidation (the "EP Plan of Liquidation") and the related proposed amendments to the EP Partnership Agreement are attached as Exhibit C. EEI, the Managing General Partner of EP, has elected to dissolve EP and has determined that the complete liquidation of EP following dissolution is in the best interests of EP and its partners. EEI recommends that EP be liquidated following its dissolution in accordance with the provisions of the EP Plan of Liquidation some time after the merger of EPO into Newco. The EP Plan of Liquidation will be deemed to have been adopted, and will be effective, on the date it is approved by EEI and EP, as the general partners of EP, and by certain EC Companies holding approximately 99% of the outstanding Units.

          After the effective date of the EP Plan of Liquidation, EP will engage only in those activities that are necessary or proper to wind up its business and affairs and to distribute its assets in accordance with the EP Plan of Liquidation. Subject to the order of priorities set forth in the EP Partnership Agreement, upon the payment or assumption of obligations and the establishment of reserves as provided below, EEI, as the Managing General Partner, will distribute all of the Common Stock then held by or for the account of EP to the holders of record of Units and general partner interests in EP at the close of business on the liquidation record date selected by EEI. The liquidating distribution of Common Stock and related transactions will be made as and when specified by EEI in the following manner:

               (a) Shares of Common Stock will be distributed in kind to all partners of EP as follows:

                    (i)   to the Public Unitholders, one share of Common
               Stock for each Unit held (an aggregate of 805,914 shares) pro rata in relation to their capital account balances on the liquidation record date (the distribution is designed to result in the Public Unitholders receiving shares of Common Stock at an exchange rate of one share for each Unit held, and will be made to the Public Unitholders at or prior to the time any distribution of Common Stock is made to any EC Companies on account of the liquidation of EP), and

                    (ii) to EEI, EC and EPPL, an aggregate of 103,775,328 shares, which will give them the same aggregate pro rata ownership in Newco as their general and limited partnership interests in EP and EPO represent (as a general partner of EPO, EC receives its shares when it contributes its EPO interest to Newco).

               (b) EEI and EPPL will assume an aggregate of approximately $395 million principal amount of indebtedness of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest thereon.

               (c) EEI will receive EP's interests in and will assume EP's obligations under, the Equipment Leases. EEI will sublease the equipment covered by the Equipment Leases to Newco. See "CERTAIN TRANSACTIONS."

          Prior to commencing the liquidating distributions, EP will pay or discharge all known and admitted debts, liabilities and expenses of EP to the fullest extent practicable and to the extent not assumed as described above, and will establish reserves for any other obligations, including unascertained or contingent liabilities and expenses. EEI, as the Managing General Partner, does not currently believe that any such reserves will be necessary. Any assets remaining in EP after satisfaction of all obligations of EP, including payment of expenses of the Reorganization (which remaining assets, if any, are expected to consist of a de minimis amount of cash and cash equivalents), will be contributed to the capital of Newco for no additional consideration.

          The liquidation of EP may be terminated by EEI at any time EEI deems the termination to be in the best interests of EP or its partners, without the consent or approval of any other partners, even though the Reorganization already may have been implemented in part. If the Reorganization were terminated, EP would still be responsible for the expenses incurred in connection with the Reorganization, currently estimated to be $1,000,000. EP expects that the Reorganization will be consummated within one day after it commences on December 30, 1994.

     Comparison of EP Depositary Units and Common Stock

          The following provides a comparison of the rights associated with EP Depositary Units and the Common Stock:

               Units                                  Common Stock
               -----                                  ------------

                                     Taxation

     Under current law, EP is not a            Newco is a taxable entity with
     taxpaying entity.  Rather,                respect to its income and gains
     each holder of Units includes             after allowable deductions and
     his share of the income and               credits. Shareholders will have
     gain and, subject to certain              taxable income from Newco only
     limitations, the losses,                  to the extent taxable dividends
     deductions and credits of EP              and other distributions are
     in computing taxable income               declared and paid on the Common
     without regard to the cash                Stock. Shareholders will not be
     distributed to the holder.                able to take advantage of the
     Generally, cash distributions             tax benefits associated with the
     to holders of Units are not               partnership form.
     taxable, unless distributions
     exceed the holder's basis in
     his Units.

               Units                                  Common Stock
               -----                                  ------------

     A tax-exempt holder's share of            No portion of the earnings of,
     EP's taxable income constitutes           or any dividends received from,
     unrelated business taxable                Newco will constitute unrelated
     income to the tax-exempt holder.          business taxable income to tax-
                                               exempt shareholders, except to
                                               the extent their investment in
                                               stock of Newco is considered
                                               debt-financed. Shareholders will
                                               have taxable income from Newco's
                                               operations only to the extent
                                               that taxable dividends and other
                                               distributions are declared and
                                               paid on the Common Stock.

                          Distributions and Dividends

     In general, EEI, as Managing              The Board of Directors of Newco
     General Partner, may make such            has the discretion to determine
     distributions as it in its                whether or not and when to
     discretion may determine from             declare and pay dividends and
     time to time. EEI, as the                 the amount of any dividend.
     Managing General Partner,                 Holders of Common Stock will
     believes that the need to fund            have no contractual right to
     exploration and development               receive dividends.
     activities would leave EP
     without sufficient cash for
     distributions for the
     foreseeable future if EP were to
     continue in existence.

     If EP were to continue in                 Newco does not expect to pay
     existence, it would not expect            substantial dividends on the
     to pay substantial distributions          Common Stock until Newco's
     on Units until EP's earnings and          earnings and the current
     the current industry outlook              industry outlook improve.
     improve.                                  Dividends may be paid if, as and
                                               when declared by the Board of
                                               Directors in its discretion,
                                               subject to legal and contractual
                                               limitations. Accordingly, in the
                                               short term the Reorganization
                                               will not affect the ability of
                                               Newco to make distributions.

                                  Management

     The business and affairs of EP            The business and affairs of
     are managed by the Managing               Newco are managed by and under
     General Partner of EP, currently          the direction of the Board of
     EEI.                                      Directors of Newco.

               Units                                  Common Stock
               -----                                  ------------

     The Managing General Partner may          Shareholders of Newco will have
     be removed only by vote of                rights to elect and remove
     66 2/3% of the outstanding Units          directors that are greater than
     held by limited partners.                 those currently held by holders
                                               of Units with respect to the
                                               Managing General Partner.

                                 Voting Rights

     Under applicable law and the EP           Generally, holders of Common
     Partnership Agreement, limited            Stock will have the right to
     partners have voting rights with          vote on matters specified by
     respect to (i) the removal and            Texas law affecting the
     replacement of the Managing               corporate structure of Newco,
     General Partner (but not the              including the right to elect all
     election thereof), (ii) the               of the members of the Board of
     merger of EP, (iii) the sale of           Directors. Shareholders of Newco
     all or substantially all of the           will have the right to vote on a
     assets owned, directly or                 wider range of matters than
     indirectly, by EP, (iv) the               those on which holders of Units
     dissolution of EP or EPO, (v)             may vote and, as a general
     material amendments to the EP             matter, will have a greater
     Partnership Agreement, and (vi)           opportunity to participate in
     taking material actions with              the affairs of Newco.
     respect to EPO.

     Each Unit entitles each holder            Each share of Common Stock
     thereof who is admitted as a              entitles its holder to cast one
     limited partner of EP to cast             vote on each matter presented to
     one vote on all matters                   shareholders.
     presented to holders of Units.

     Approval of any matters                   Approval of any matter submitted
     submitted to EP's limited                 to shareholders generally
     partners generally requires the           requires the affirmative vote of
     affirmative vote of limited               holders of more than 50% of the
     partners holding more than 50%            Common Stock outstanding and
     of the Units then outstanding.            entitled to vote. Certain other
     Certain other matters require             matters (e.g., amendments to the
     the approval of at least 66 2/3%          Articles of Incorporation and
     and, in certain instances, 95%            certain mergers) require the
     of the outstanding units held by          approval of at least 66 2/3% of
     limited partners (e.g., removal           the Common Stock outstanding and
     of the Managing General Partner,          entitled to vote.
     amendment of the EP Partnership
     Agreement resulting in the loss
     of limited liability of any
     limited partner or EP being
     treated as an association
     taxable as a corporation or the
     reduction of limited partner
     voting rights).

               Units                                  Common Stock
               -----                                  ------------

     Any action that may be taken at           Any action that may be taken at
     a meeting of limited partners             a meeting of shareholders may be
     may be taken by written consent           taken by a written consent in
     in lieu of a meeting executed by          lieu of a meeting if such
     limited partners sufficient to            consent is executed by
     authorize such action at a                shareholders holding a number of
     meeting of limited partners.              shares sufficient to authorize
                                               such action at a meeting of
                                               shareholders.

                               Special Meetings

     Special meetings of limited               Holders of at least 25% of all
     partners may be called by EEI or          shares entitled to vote at a
     by limited partners holding at            proposed special meeting may
     least 20% of the outstanding              call a special meeting of
     Units.                                    shareholders.

                               Conversion Rights

     The Units are not convertible             The Common Stock is not
     into any other securities.                convertible into any other
                                               securities.

                                  Redemption

     Units are not subject to                  The Common Stock is not subject
     mandatory redemption. EP may,             to mandatory redemption.
     however, redeem certain units             However, the Bylaws of Newco
     owned by (i) non-citizens of the          that may be necessary or
     United States or (ii) holders             appropriate to avoid violation
     who have not provided EP with             of the restrictions on the
     citizenship information, to the           ownership of Common Stock by
     extent necessary to avoid                 non-United States citizens
     violation of the restrictions on          imposed by applicable law.
     the ownership of Units by non-
     United States citizens imposed
     by applicable law.

                              Liquidation Rights

     In the event of the liquidation           In the event of a liquidation of
     of EP, the assets of EP                   Newco, the holders of Common
     remaining after the payment of            Stock would be entitled to share
     all debts and liabilities of EP,          ratably in any assets remaining
     the payment of expenses of the            after satisfaction of
     liquidation of EP and the                 obligations to creditors and any
     establishment of a reasonable             liquidation preferences on any
     reserve in connection therewith,          series of preferred stock of
     are distributed to holders of             Newco that may then be
     Units and the general partners            outstanding.
     pro rata in proportion to the
     positive balances, if any, in
     their capital accounts.

               Units                                  Common Stock
               -----                                  ------------

                          Right to Compel Dissolution

     Holders of Units have no right            Under Texas law, shareholders
     to compel dissolution of EP. EP           may compel dissolution of Newco,
     may be dissolved at the election          absent prior action by the Board
     of EEI, as Managing General               of Directors, only if all
     Partner, which election is                shareholders consent in writing.
     approved by limited partners              A plan of dissolution adopted by
     holding more than 50% of the              the Board of Directors must be
     outstanding Units.                        approved by 66 2/3% of the
                                               Common Stock outstanding and
                                               entitled to vote.

                               Limited Liability

     In general, holders of Units are          Shares of Common Stock will be
     limited partners in a Texas               fully paid and nonassessable.
     limited partnership, and do not           Shareholders generally will not
     have personal liability for               have personal liability for
     obligations of EP.                        obligations of Newco.

                          Liquidity and Marketability

     Subject to the restrictions               Subject to the transfer
     relating to foreign ownership             restrictions relating to foreign
     described below, the EP                   ownership described below, the
     Depositary Units are freely               Common Stock will be freely
     transferable and are listed and           transferable and the Common
     traded on the NYSE. After the             Stock has been approved for
     Reorganization, the Units will            listing on the NYSE.
     cease to be traded.

                  Restrictions on Transfer; Foreign Ownership

     In order to comply with the               The Bylaws of Newco restrict
     restrictions imposed by                   transfers of Newco shares to
     applicable law, the EP                    persons who are not Eligible
     Partnership Agreement limits              Citizens, suspend voting,
     ownership of units by persons             dividend and distribution rights
     who are qualified under                   of persons who are not Eligible
     applicable law to hold interests          Citizens and provide for the
     on gas and oil leases on federal          redemption of shares held by
     lands. Purchasers of Units are            such persons in certain
     required to provide information           circumstances. See "DESCRIPTION
     at the time of purchase as to             OF CAPITAL STOCK --STOCK
     status as an "Eligible Citizen."          OWNERSHIP RESTRICTIONS."
     EP may redeem Units held by
     persons who are not Eligible
     Citizens or who have failed to
     provide such information to EP.

               Units                                  Common Stock
               -----                                  ------------

                            Continuity of Existence

     The EP Partnership Agreement              Newco's Restated Articles of
     provides for EP to continue in            Incorporation provide for
     existence until December 31,              perpetual existence, subject to
     2035, unless earlier terminated           Texas law. Therefore, investors
     in accordance with the EP                 in Newco would have to sell
     Partnership Agreement or                  their shares of Common Stock in
     extended by amendment.                    order to liquidate their
                                               investment.

                              Financial Reporting

     EP is subject to the reporting            Newco will be subject to the
     requirements of the Exchange Act          reporting requirements of the
     and files annual and quarterly            Exchange Act and will file
     reports thereunder. EP also               annual and quarterly reports
     provides annual and quarterly             thereunder. Newco also will
     reports to Public Unitholders.            provide annual and quarterly
                                               reports to its shareholders.

                             Certain Legal Rights

     Texas law allows a holder of              Texas law affords shareholders
     Units to institute legal action           of a corporation similar rights
     on behalf of the partnership (a           to bring shareholder derivative
     partnership derivative action)            actions when the board of
     to recover damages from a third           directors has failed to
     party or a general partner where          institute an action against
     the general partner has failed            third parties or directors of
     to institute the action. In               the corporation, and class
     addition, a limited partner may           actions to recover damages from
     institute legal action on behalf          directors for violations of
     of himself or all other                   their fiduciary duties.
     similarly situated holders of             Shareholders may also have
     Units (a class action) to                 rights to bring actions in
     recover damages from a general            federal courts to enforce
     partner for violations of his             federal rights. These rights are
     fiduciary duties to the                   comparable to the rights of the
     unitholders. Holders of Units             holders of Units.
     may also have rights to bring
     actions in federal courts to
     enforce federal rights.

               Units                                  Common Stock
               -----                                  ------------


           Right to List of Holders; Inspection of Books and Records

     Upon reasonable demand, at his            Under Texas law, upon written
     own expense and for a purpose             request, at reasonable times and
     reasonably related to his                 for a proper purpose, any
     interest in EP, a holder of               shareholder of record who has
     Units may have access, at                 been a shareholder for at least
     reasonable times, to certain              six months or is the holder of
     information regarding the status          at least 5% of all of the
     of the business and financial             outstanding shares has the right
     condition of EP, including tax            to examine and copy Newco's
     returns, financial statements,            relevant books and records of
     governing instruments of EP and           account, minutes and share
     a current list of the partners            transfer records, including a
     of EP, provided that EEI may              list of current stockholders. In
     keep confidential any trade               certain circumstances, such as
     secrets or any other information          shareholders who own less than
     the disclosure of which could             5% of Newco or have owned their
     damage or violate any agreement           shares for less than six months,
     or applicable law.                        under Texas corporation law
                                               shareholders may not have the
                                               same right to information
                                               regarding Newco that they
                                               currently have under the EP
                                               Partnership Agreement with
                                               respect to information regarding
                                               EP.

     Reasons to Convert EP into Corporate Form

               The Reorganization will convert EP into corporate form, replacing all outstanding partnership interests with stock of a corporation. EEI, as Managing General Partner of EP, believes there are several advantages of converting into corporate form at this time:

               Absence of Distributions. EP's recent results and current business plan required it to conserve cash resources by discontinuing distributions to holders of Units after January 1994. EP's capital expenditures have consistently exceeded its cash flow, which has been depressed because gas and oil prices continue to be below the levels that existed at the time EP was organized. Historically, funds for cash distributions were provided from investment in additional Units by EC or from borrowings. The dilution created by the investment and the level of borrowings required to support the cash distributions increased to a point that the Board of Directors of EEI, the Managing General Partner, determined that cash distributions should be eliminated in order to continue EP as a nonliquidating entity. See "THE REORGANIZATION-- BACKGROUND." The EP Partnership Agreement presently provides that EEI, as Managing General Partner, will review EP's accounts quarterly to determine whether distributions are appropriate. EEI, as Managing General Partner, has full discretion whether or not to make current distributions and as to the source of funds for such distributions. The ability to distribute cash free of a second level of income tax, combined with the expectation that EP could sustain a policy of making large cash distributions, were the principal reasons EP adopted the partnership form in 1985. Thus, as a result of the discontinuation of distributions, the principal advantage of operating in partnership form is not being realized by EP or holders of Units, and is not likely to be realized in the foreseeable future. See "DIVIDEND POLICY OF NEWCO." EEI believes that there are no significant advantages of operating as a partnership that warrant continuing EP's operations in that form.

               Tax Consequences and Tax Reporting. If EP retained its partnership structure, holders of Units would be required to pay income taxes on income of EP despite the fact that no substantial cash distributions are expected to be made by EP in the foreseeable future, and, under current law, holders of Units may be unable to use operating losses of EP to offset either income from other sources or investment income of EP, because of basis, at risk or passive loss limitations, although such operating losses could be used to offset EP partnership income. Because a corporation is a distinct taxable entity apart from its shareholders, Newco's operating losses may be used to offset Newco's operating income.
     In addition, EEI believes that the complexities of tax reporting associated with partnership investments are regarded as unduly burdensome for most Public Unitholders under current conditions. The ownership of stock rather than partnership units will greatly simplify tax reporting with respect to an investment in EP on each Public Unitholder's individual federal and state income tax returns for future years. Newco, however, will be subject to income taxes on its taxable income at the corporate level.

               Expansion of Potential Investor Base and Greater Access to Equity Markets. EEI anticipates that the Reorganization will expand EP's potential investor base to include institutional and other investors who do not typically invest in limited partnership securities because of various tax and administrative reasons. Furthermore, EP expects that Newco will have greater access to the public and private equity capital markets than EP, potentially enabling it to raise capital on more favorable terms than are now available to EP. This greater access may be of particular benefit if Newco proposes to issue equity securities to seek additional funds for capital expenditures or to expand its business. Although the issuance of additional equity by Newco would have the effect of diluting the equity interest of the former Public Unitholders, it could also result in the Common Stock receiving additional investor interest through increased review by research analysts. Newco intends to increase the level of minority ownership in Newco, with the view of enabling the public market to value directly and more effectively its gas and oil assets. However, it currently has no definitive plans to issue additional equity securities.

               Acquisition Currency. EEI believes that current industry conditions may provide opportunities for EP to grow through the acquisition of businesses and assets which are complementary to its existing business at attractive prices. In certain cases, EP may want to be able to issue equity interests as payment of the purchase price of such acquisitions.
     EEI believes that an equity interest in a corporation will be a more attractive acquisition currency than an interest in a partnership. The issuance of additional equity by Newco would have the effect of diluting the existing equity interest of the former Public Unitholders.

               Reduced Legal Costs and Uncertainty. While there is an extensive body of legal guidance with respect to corporations and their governance, there is no comparable body of legal guidance for publicly traded limited partnerships. The Reorganization should reduce legal costs inherent in maintaining EP as a publicly traded limited partnership and provide greater certainty to management with respect to a number of legal issues that are generally more settled with respect to corporations than publicly traded limited partnerships, although EC would owe fiduciary duties to Newco and its minority shareholders.

     Fairness Opinion

               EEI, in its capacity as Managing General Partner of EP, retained Dean Witter in August 1994 to render an opinion to its Board of Directors as to the fairness of the Reorganization, taken as a whole, to the Public Unitholders from a financial point of view. Management of EEI met with counsel and representatives of Dean Witter on several occasions commencing on August 24, 1994 to review generally the issues involved in determining the fairness of the Reorganization from a financial point of view.

               Dean Witter was not requested to and did not make any recommendation to the EEI Board of Directors as to the structure or the terms of the Reorganization. No limitations were imposed by the EEI Board of Directors upon Dean Witter with respect to the investigations made or procedures followed by it in rendering its opinion.

               At a meeting of the EEI Board of Directors on November 15, 1994, Dean Witter delivered its written opinion to the Board of Directors of EEI to the effect that the terms of the Reorganization, taken as a whole, were fair, from a financial point of view, to the Public Unitholders. A copy of the opinion, which sets forth the assumptions made, matters considered and procedures followed by Dean Witter in rendering its opinion, is attached hereto as Exhibit A and incorporated herein by reference. The summary of the opinion of Dean Witter set forth in this Prospectus/Information Statement is qualified in its entirety by reference to the full text of its opinion.

               In connection with the preparation of its opinion, Dean Witter, among other things: (i) reviewed a draft of the Registration Statement on Form S-4 to be filed by Newco with the Commission related to the Reorganization; (ii) reviewed EP's Annual Reports on Form 10-K since inception through December 31, 1993 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994;
     (iii) reviewed and discussed EP's Reserve Report (dated January 1, 1994) with representatives of DeGolyer and MacNaughton, EP's independent petroleum engineering firm that prepared such report (the "Reserve Report"); (iv) reviewed historic financial and operating results of EP (since its original public offering on April 23, 1985) and discussed with senior management of EEI and EC their business plans for Newco, including
     (a) their intention to increase the percentage ownership of Newco held by the public, (b) their intention to reinvest Newco's cash flow in its business and (c) their intention to maintain a significant ownership interest in Newco; (v) reviewed and discussed with management financial and operating projections, including certain reserve economic forecasts, provided by EEI regarding the business plans and prospects for Newco, including its capital expenditure program and dividend policy; (vi) reviewed certain financial ratios, derived from financial and operating data provided by EEI management, of EP and Newco on a pro forma basis giving effect to the Reorganization; (vii) reviewed the historical market prices, distributions and trading volumes of the Units; (viii) reviewed and contrasted the distribution rights of the Public Unitholders to those of certain other publicly traded partnerships offered subsequent to EP's original offering; (ix) analyzed the current marketplace receptivity for natural resource publicly traded partnerships; (x) analyzed the financial and operating results of certain oil and gas exploration and production companies which Dean Witter deemed to be reasonably similar to EP, and studied the marketplace for the securities, including common stock, of such issuers; and (xi) reviewed such other financial studies, analyses and investigations as Dean Witter deemed appropriate.

               In rendering its opinion, Dean Witter relied on the accuracy and completeness of all information supplied or otherwise made available to Dean Witter by EC and EEI, and Dean Witter did not independently verify such information or undertake an independent appraisal of the assets of EP. Dean Witter also relied upon the management of EEI as to the reasonableness of and the ability to achieve the financial forecasts (which include the reserve economic forecasts) of Newco provided to Dean Witter, and assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of EEI's management as to the future operating performance of Newco. Dean Witter assumed that the Reserve Report has been reasonably prepared and reflects the best currently available estimates and judgments of DeGolyer and MacNaughton as to the reserves and future production volumes of EP. Dean Witter also relied on the determination of EEI and its legal counsel as to the federal income tax consequences of the Reorganization as to the Public Unitholders, which is described in this Prospectus/Information Statement.

               At the meeting of the EEI Board of Directors on November 15, 1994, Dean Witter presented certain quantitative and qualitative analyses with respect to the Reorganization, which presentation was accompanied by written materials. Such analyses are summarized below. The summary set forth below does not purport to be a complete description of the subjects discussed or the written materials presented by Dean Witter in its presentation to the Board in connection with the Reorganization.

               Review of Certain Assumptions of the Reorganization Proposal. Dean Witter reviewed certain considerations and assumptions relating to the Reorganization proposal, including the following: (i) the Reorganization will result in EEI receiving EP's interests in, and assuming its liabilities under, the Equipment Leases and the EC Companies assuming $395 million in aggregate principal amount of debt of EP owed to EC Companies and to Newco, plus accrued interest; (ii) shares of Common Stock distributed to the Public Unitholders will trade on the New York Stock Exchange; (iii) Common Stock will be distributed to each of the Public Unitholders and the EC Companies pro rata in relation to their interests in EP prior to the Reorganization; (iv) management intends to increase the percentage ownership of Newco held by the public; (v) it is the intention of EEI and EC management to cause Newco to utilize substantially all of its internally generated cash flow in connection with the growth of the corporation, although the Board of Directors may consider declaration of a nominal dividend primarily to increase Newco's attractiveness to certain institutional investors; and (vi) EC intends to maintain a significant ownership interest in Newco.

               Comparison of EP and Freeport-McMoRan Energy Partners. The written materials included a comparison of terms, market performance and dividend history for EP and Freeport-McMoRan Energy Partners ("FMP"), which were two exploration and production master limited partnerships or publicly traded partnerships ("MLPs") offered within four days of each other in April 1985. Freeport-McMoRan Inc., the corporate sponsor and general partner of FMP, provided strong distribution support to FMP's public unitholders, committing for a five year period to reinvest its distributions for partnership units in order to support the public's indicated distribution rate and stating its intention to cut its exploration program first before curtailing the public unitholders' distributions. EP did not provide Public Unitholders a distribution support mechanism similar to, or as strong as, that provided by FMP. While the financial, operating and asset characteristics differed between the two MLPs, the structure of the FMP distribution support mechanism was primarily responsible for FMP achieving a lower offering yield, or cost, at offering compared to EP. This analysis was included to provide a better understanding of the market for exploration and production MLPs in 1985 when EP was initially offered as well as the market receptivity at that time to alternative partnership security structures.

               Historical Review of EP and Pro Forma Analysis of EP and Newco. Dean Witter's written materials also provided a historical financial review of EP since its initial public offering through September 30, 1994 and reserve information through January 1, 1994. Dean Witter also prepared a comparable analysis with financial forecasts for EP and Newco from 1994 through 1997 based on information supplied by EC and EEI. A comparison of the projected income statements for EP and Newco indicated that Newco would generate higher earnings compared to EP in each period analyzed. In addition, comparisons of net operating cash flow indicated that Newco would, in the aggregate, generate a greater amount of operating cash flow compared to EP over the periods reviewed. Newco would also have a more conservative capital structure due to the reduction in aggregate debt and a projected ratio of current assets to current liabilities in 1995 of 0.81x compared to EP's projected ratio of current assets to current liabilities of 0.11x in 1995. In this analysis, Dean Witter also made adjusted net worth (adjusted book value) calculations on a per share basis in corporate and MLP form. Adjusted net worth was calculated to value EP's proved reserves as of January 1, 1994 based on reported private sales of oil and gas assets using various pricing assumptions and to exclude deferred taxes. Due to the planned reduction in aggregate debt and the improvement in the ratio of current assets to current liabilities, the per share adjusted net worth values were higher in corporate than MLP form.

               Analysis of MLP Marketplace. Dean Witter presented analyses pertaining to the MLP marketplace from its inception in 1982 through November 9, 1994, including offering statistics for each of the 127 MLP public offerings completed since 1982. Dean Witter reviewed and compared financial characteristics of various MLPs at their initial public offerings and contrasted the current distribution rights of the Public Unitholders with those of certain other publicly traded partnerships offered subsequent to EP's initial public offering. Dean Witter noted that the MLP market has evolved to a point where any potential MLP security offering must provide terms, including distribution rights, which are substantially more restrictive to the issuer and therefore more generous to the investor than those terms provided to the Public Unitholders. Dean Witter also discussed the appropriateness of such more generous distribution rights in the context of a commodity based business, like EP, which needs to reinvest most, if not all, of its cash flow in its operations. Dean Witter concluded that it would be very difficult, if not impossible, for EP to sell MLP units in any meaningful amount to the public in their current structure and at their current price in today's marketplace.

               Analysis of Capital Markets for Gas and Oil Exploration and Production Companies. Dean Witter analyzed and compared the capital raising efforts of gas and oil exploration and production companies structured in limited partnership form with those in corporate form. Dean Witter noted that since 1990, exploration and production companies in corporate form have completed 99 public equity offerings that raised over $8.8 billion, compared with three offerings by exploration and production companies in limited partnership form that raised $113 million. Further analysis also indicated that a substantial majority of exploration and production MLPs previously offered have either been converted into corporate form or have been liquidated. Dean Witter concluded that an exploration and production company in today's marketplace would have a much higher chance of successfully completing a public equity offering in corporate form than in MLP form.

               Analysis of Selected Gas and Oil Exploration and Production Companies. Using publicly available information, Dean Witter analyzed certain financial information of selected publicly traded gas and oil exploration and production companies (including both limited partnerships and corporations) which it deemed to be reasonably similar to EP. These companies included five corporations (Anadarko Petroleum Corporation, Apache Corporation, Noble Affiliates, Inc., Parker Parsley Petroleum Company and Seagull Energy Corporation) and four MLPs (Kelley Oil and Gas Partners, Ltd., Sun Energy Partners, Hallwood Energy Partners and Samson Energy Co.). Dean Witter also compared the financial attributes of EP and Newco to an index composed of the exploration and production companies followed by Dean Witter Equity Research, which included the following:
     Anadarko Petroleum Corporation, Apache Corporation, Burlington Resources, Inc., Cabot Oil and Gas Corporation, Enron Oil and Gas Company, The Louisiana Land and Exploration Co., Maxus Energy Corporation, Noble Affiliates, Inc., Oryx Energy Company, Parker and Parsley Petroleum Company, Santa Fe Energy Resources, Inc. and Vintage Petroleum, Inc. Financial data on EP was presented in these analyses based on its market price one day prior to the Reorganization announcement and as of November 9, 1994. Analysis of certain ratios indicated that EP's assets may achieve a higher valuation in corporate form. For example, EP's market value to pre-tax SEC-10 value was 0.76x based on the pre-announcement unit price of $8.125 compared with the average of 1.17x for the five comparable corporations. Market value and aggregate value (market value plus long-term debt) per barrel of oil equivalent of proved reserves was $6.25 and $8.51, respectively, for the five comparable corporations versus $3.84 and $5.24, respectively, for EP. While the analysis of certain other ratios might indicate that EP's assets could achieve a higher valuation in limited partnership form, Dean Witter concluded that a purely financial comparison between exploration and production MLPs and exploration and production corporations was not meaningful since there are only four publicly traded exploration and production MLPs other than EP, each of which has a small public float and small traded volume compared to the publicly traded exploration and production corporations; and two of those MLPs recently announced their own restructuring plans to convert to corporate form. Dean Witter believes that a complete understanding of such comparable company analysis involves qualitative as well as quantitative judgments concerning similarities and differences between the financial operating characteristics of companies under review.

               Analysis of Certain Financial Ratios Derived from Financial and Operating Data Provided by EEI Management. Dean Witter analyzed certain financial ratios and prepared other financial analyses that were derived from projections specifically prepared by EEI management in connection with the Reorganization. Dean Witter noted that due to the reduction of $309 million of long term debt and the creation of lease obligations resulting from the restructuring of the Equipment Leases as a result of the Reorganization, Newco would have a long term debt to capitalization ratio of 14%, compared to EP's long term debt to capitalization ratio of 33% without the Reorganization. As a result of the lower interest expense due to the reduction in long term obligations and the receipt of interest income on the $86 million note receivable from an EC Company, Newco's projected cash flow from operations and net income would be similar to or greater than projected cash flow from operations and net income without the Reorganization over the periods analyzed. Although various book value computations were made under different asset pricing assumptions, the majority of the analyses prepared by Dean Witter assumed EC would maintain a significant ownership interest in Newco.

               Review of Market Prices of EP, Comparable Companies and Various Related Indices. Dean Witter compared the price performance of EP on an absolute basis and relative to indices of comparable publicly traded limited partnerships, including some that have either been liquidated or converted into corporate form, Standard & Poor's Energy Composite Index and an index of comparable publicly traded exploration and production companies followed by Dean Witter Equity Research. The review focused on two periods it considered relevant: (i) April 26, 1985 (the date of EP's initial public offering) to November 9, 1994 and (ii) July 1, 1994 (four weeks immediately preceding the public announcement of the Reorganization) to November 9, 1994. This review indicated that on a relative basis EP's price appreciation exceeded the price appreciation of comparable exploration and production companies and the selected market indices for the period from July 1, 1994 through November 9, 1994. Further, this review indicated that as of November 9, 1994, the Unit price had increased approximately 29% from the closing price of $8.125 on the day immediately preceding EP's public announcement of the Reorganization.

               Analysis of Equity Research Coverage. Dean Witter compared equity research coverage for EP and the four remaining publicly traded exploration and production MLPs and a selected group of other well-known master limited partnerships with selected exploration and production corporations. This analysis indicated that exploration and production corporations receive more research coverage than entities structured as MLPs. The potential for greater research coverage, which would increase investor awareness of Newco's securities, would improve Newco's ability to offer its securities in the public marketplace in corporate rather than limited partnership form.

               Dean Witter believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create a misleading view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to summary description. In its analyses, Dean Witter made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Because such estimates are inherently subject to uncertainty, none of EC, EEI, Dean Witter or any other person assumes responsibility for their accuracy.

               EEI selected Dean Witter to give the opinion referred to above primarily because of Dean Witter's reputation as an investment banking firm with substantial experience in evaluating gas and oil companies and transactions. As a part of its business, Dean Witter is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. Dean Witter has not provided any material investment banking services to any of the EC Companies in the past two years.

               Pursuant to a letter agreement dated August 29, 1994, Dean Witter has been paid a fee of $100,000 for its services. The fee was not contingent upon the consummation of the Reorganization or any other occurrence. In addition, EEI and EC have agreed to reimburse Dean Witter for its reasonable out-of-pocket expenses and to indemnify Dean Witter against certain liabilities, including liabilities under the Securities Act and the Exchange Act, arising out of or in conjunction with its rendering of services pursuant to its engagement.

     No Public Unitholder Consent Required

               The consent of holders of a majority of the outstanding Units is necessary to approve the Reorganization. The EEI Board of Directors has fixed the close of business on December 5, 1994 as the record date for the determination of holders entitled to notice of and to consent to the Reorganization. As of that date, there were outstanding 102,500,076 Units. Since the EC Companies held approximately 99.2% of such Units on that date and intend to approve the Reorganization, approval of the Reorganization is assured without the consent of any other holder of Units. ACCORDINGLY, EP IS NOT SOLICITING YOUR CONSENT TO THE REORGANIZATION, AND YOU ARE REQUESTED NOT TO SEND EP A CONSENT OR PROXY WITH RESPECT TO THE REORGANIZATION.

     Procedure for Delivery of EP Depositary Unit Certificates

               Enclosed with this Prospectus/Information Statement is a Letter of Transmittal, which should be filled out by each Public Unitholder and returned to Harris Trust Company of New York, c/o Harris Trust and Savings Bank, 11th Floor, Shareholder Services, 311 West Monroe Street, Chicago, Illinois 60606-4607, along with all certificates representing EP Depositary Units possessed by such Public Unitholder. Common Stock certificates will be issued in accordance with the information supplied by the Public Unitholder in the completed Letter of Transmittal. The Letter of Transmittal contains detailed instructions regarding its completion on its reverse side.

               Until surrender of certificates representing their EP Depositary Units for exchange, Public Unitholders will not be entitled to receive any dividends that may be declared and payable to holders of record of Common Stock. Any such dividends will be remitted to the Public Unitholders entitled thereto, without interest, at the time that such certificates representing EP Depositary Units are surrendered for exchange, subject to applicable abandoned property, escheat or similar law. After consummation of the Reorganization, however, certificates representing EP Depositary Units will be deemed for all other corporate purposes to evidence ownership of Common Stock distributable with respect thereto.

                RELATIONSHIP BETWEEN NEWCO AND THE EC COMPANIES

     Ownership of Shares

               After consummation of the Reorganization, the EC Companies will own over 99% of the outstanding Common Stock. Through this ownership, EC will have the ability, directly or indirectly, to control Newco. EC, as the majority shareholder of Newco, will have a fiduciary obligation under Texas law to act in good faith and to exercise its control of Newco in a manner that is fair and reasonable to the other shareholders.

     Conflicts of Interest

               Certain conflicts of interest could arise as a result of the relationships between the EC Companies and Newco. See "BUSINESS." For example, EC Companies will purchase and market natural gas produced from Newco's properties. These transactions create the potential for conflicts over pricing, terms of delivery and other matters. Other conflicts may include the purchase of goods and services from EC Companies and involve operational matters such as the availability of personnel and the allocation of costs. See Note 4 of the Notes to Financial Statements for the year ended December 31, 1993.

               A number of transactions and relationships between Newco and the EC Companies are contemplated and specifically authorized by Article Eleven ("Article Eleven") of Newco's Restated Articles of Incorporation attached hereto as Exhibit D, including the following:

          . Any EC Company may lend funds to Newco at an interest rate that is not greater than the lesser of the EC Company's actual interest cost of the funds or the rate that Newco would be charged by unrelated lenders on comparable loans. Newco may lend funds to EC Companies so long as Newco does not charge interest at a rate less than would be charged by unrelated lenders on comparable loans.

          . Officers, directors, employees, attorneys and agents of Newco may also serve as officers, directors, employees, attorneys and agents of EC Companies. In those situations, each party using the services will be responsible for compensation in respect of the services performed for it.

          . An EC Company may provide Newco with certain services that include, but are not limited to, the following: accounting and treasury, internal audit, human resources (such as training, employment and salary and benefit plan administration), tax planning and compliance, legal, financial management, corporate development and planning, investor relations, information systems, materials management, risk and claims management, office services and the management of these functions. Newco will reimburse each EC Company for the direct and indirect costs incurred in connection with the furnishing of the services to Newco. Costs will be determined on a basis reasonably calculated to reflect the actual costs of the services performed by such EC Company and may include allocations based on such factors as net capital employed, the number of employees or percentage of time spent on projects and services.

          . EC Companies may sell gas, oil, goods and services to, and may purchase gas, oil, goods and services from, Newco in conformity with the provisions of Article Eleven discussed below. EC Companies are authorized to effect sales to and purchases from Newco on terms that have not been determined to be fair as long as the transaction is authorized or ratified by the Newco Board of Directors.

          Other transactions not specifically provided for above may occur. Article Eleven provides that a contract or other transaction between Newco and any EC Company will not be invalid because of the relationship between Newco and the EC Companies or because of the presence of a director, officer or securityholder of an EC Company at the meeting authorizing the contract or transaction, or such person's participation or vote in the meeting or authorization or in a unanimous or other written consent thereto, if (1) the material facts of the relationship or interest of each EC Company or such director, officer or security holder are known and disclosed, either (a) to the Board of Directors of Newco, or a committee of the Board of Directors, and it nevertheless authorizes or ratifies the contract by a majority of the directors present or (b) to the shareholders of Newco, and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, or (2) the contract or transaction is fair to Newco as of the time it is authorized or ratified by the Board of Directors or shareholders of Newco.

          Article Eleven is intended to validate transactions between Newco and EC Companies effected in conformity with Article Eleven. The effect of Article Eleven on the Newco directors' fiduciary duties of loyalty and care, however, is unclear under Texas law.

          Any EC Company may have business interests and engage in business activities in addition to those relating to Newco, may engage in the acquisition, ownership, operation and management of working, nonparticipating or other interests or royalties in gas and oil properties, and any other business or activities, including business interests and activities in direct competition with Newco, for their own account and for the account of others, and may own interests in the same properties as those in which Newco owns an interest, without having or incurring any obligation to offer any interest in those properties, business or activities to Newco. However, it is expected that EC will conduct all of its domestic gas and oil exploration and production business through Newco, and therefore, EC intends to make any acquisition of domestic gas and oil properties through Newco. There may be circumstances, however, in which it is either necessary or appropriate for EC to make an acquisition or undertake domestic operations without Newco's participation. The Restated Articles of Incorporation of Newco provide that EC and the other EC Companies may at any time engage in gas and oil activities for their own accounts. EP has not conducted international gas and oil operations and EC will continue to conduct these operations through affiliates other than Newco. After the Reorganization, Newco will be provided the opportunity to purchase the remainder of EC's domestic gas and oil properties, which are presently believed by EEI to have a fair market value of $1.4 million. The book value of these properties is $5.3 million. Therefore, EC would receive $3.9 million less than the carrying value of the properties. The $1.4 million proceeds would be credited to EC's property account under full-cost accounting rules and no gain or loss would be recognized for accounting purposes. For tax purposes, since it has no tax basis in the properties EC would realize a gain equal to the proceeds and would pay current income taxes of $.5 million. The Board of Directors of Newco will consider such decision in the ordinary course of its deliberations. No EC Company intends to conduct any domestic gas and oil exploration and production activities following the Reorganization.

          See "CERTAIN TRANSACTIONS" for additional discussion of transactions between Newco and the EC Companies.


                            DIVIDEND POLICY OF NEWCO

          It is the intention of Newco to utilize substantially all of its internally generated cash flow in connection with the growth of the corporation. Internally generated cash flow may not be sufficient to sustain this growth in the future, and borrowings may be utilized to fund cash deficiencies. Nevertheless, the Board of Directors may consider declaration of a nominal dividend primarily in order to increase Newco's attractiveness to certain institutional investors.

                                 CAPITALIZATION

          The following table sets forth the historical capitalization of EP and reflects the pro forma adjustments described in the Notes to the Pro Forma Financial Statements to arrive at the pro forma capitalization of Newco.

                                                           September 30, 1994
                                                 ---------------------------------------
                                                               Adjustments

                                                     EP         Increase        Newco
                                                 Historical   (Decrease)(a)   Pro Forma
                                                 -----------  -------------  -----------
                                                             (In thousands)
Temporary Advances - affiliated companies           $ 54,742  $   221(b)     $ 54,963(c)
                                                    ========  =========      ==========
Long-term Debt - affiliated companies               $309,000  $(309,000)     $

Capital Lease Obligations (includes                             156,000         156,000
 current portion)

Partners' Capital:

 General Partners' 1% interest                        14,612    (14,612)

 Limited Partners' 99% interest                      603,645   (603,645)
   (102,500,076 Units outstanding)

Common Shareholders' Equity
 (Authorized:  200,000,000 shares; to
  be outstanding 104,581,242 shares) (d)                        735,405         735,405
                                                    --------  ---------        --------
      Total Capitalization                          $927,257  $ (35,852)       $891,405
                                                    ========  =========        ========

 (a) Reconciliation of Partners' Capital of EP to Common Shareholders' Equity of Newco (in thousands):

     EP Partners' Capital:
       General Partners..........................       $  14,612
       Limited Partners..........................         603,645
                                                        ---------
           Total.................................         618,257

     1% General Partners' interest in EPO:
       Temporary advances -
         affiliated companies....................             557
       Other.....................................           9,729
                                                        ---------
           Total.................................          10,286

     EP Balances not assumed by Newco:
       Long-term debt - affiliated companies.....         309,000
       Note receivable - affiliated companies....          85,217
       Net assets related to lease arrangements..          (7,762)
       Other.....................................           5,693
                                                        ---------
           Total.................................         392,148

     Deferred federal income taxes...............        (285,286)
                                                        ---------

     Common Shareholders' Equity of Newco........       $ 735,405
                                                        =========
 (b) Consists of:

     1% General Partners' interest
       in temporary advances.....................       $     557
     EP Note Receivable balance
       not assumed by Newco......................            (336)
                                                            -----
                                                             $221
                                                            =====

 (c) At September 30, 1994, Newco also has a note receivable from an affiliated company of $86,080.

 (d) The aggregate number of shares of Common Stock to be issued in the Reorganization was calculated as follows:


        General Partners' Interest in EPO      1,045,812
        General Partners' Interest in EP       1,035,354
        Limited Partners' Interest in EP     102,500,076
                                             -----------

        Total shares of Common Stock
         to be issued                        104,581,242
                                             ===========

        Public Unitholders hold 805,914 Units (.786% of the Units outstanding) and will hold 805,914 shares of Common Stock (.771% of the Common Stock to be outstanding).

        The EC Companies will receive 103,775,328 shares of Common Stock pursuant to the Reorganization.

                     SELECTED FINANCIAL AND OPERATING DATA

          The historical selected financial information of EP set forth below is derived from the historical financial statements of EP. The pro forma information includes adjustments as explained in the unaudited pro forma financial statements of Newco and the notes thereto included elsewhere herein.

                              Nine Months Ended September 30                           Year Ended December 31
                              ------------------------------   ---------------------------------------------------------------------

                                 1994            1993           1993           1992           1991           1990          1989
                               ----------      ----------     ----------     ----------     ----------    ----------     ----------

                                                    (Financial data in thousands except ratios and per Unit/Share amounts)
HISTORICAL INCOME STATEMENT DATA OF EP
Revenues
 Natural gas...............    $  110,731      $  104,191     $  144,889     $  117,418     $  122,164    $  141,287     $  137,778
 Oil and condensate........        21,416          26,078         33,920         41,179         49,344        58,721         47,928
 Natural gas liquids.......         1,137           3,430          3,790          6,037          1,503         1,695          1,590
 Other.....................           256           1,403          2,393          1,274          1,479           332          3,778
                               ----------      ----------     ----------     ----------     ----------    ----------     ----------

    Total..................    $  133,540      $  135,102     $  184,992     $  165,908     $  174,490    $  202,035     $  191,074
                               ==========      ==========     ==========     ==========     ==========    ==========     ==========

Operating Income (Loss)....    $   23,082      $   21,545     $   26,386     $      (70)    $  (30,185)   $   36,457     $   50,830
Net Income (Loss)..........         8,020           2,651         (3,881)       (20,265)       (49,644)       25,993         42,720
Net Income (Loss) per
 Unit (a)..................           .08             .03          (0.04)          (.20)          (.48)          .25            .41
Distributions Declared per
 Unit......................                          .225            .30            .30            .30           .30            .30
Weighted Average Units
 Outstanding...............       102,500         102,500        102,500        102,500        102,500       102,500        102,500
Ratio of earnings to fixed
 charges (b)...............          1.15            1.05           0.86           0.18          (0.94)         2.08           3.09

HISTORICAL CASH FLOW DATA OF EP
Net increase (decrease) in
 cash and cash
 equivalents...............    $    2,368      $     (555)    $     (628)    $      848     $      (37)   $       30     $     (805)

Net cash provided by
 operating
 activities................        87,352          73,556         76,364         88,501         75,702        81,294        108,031
Net cash used for investing
 activities................       (96,469)        (93,089)      (124,140)       (68,866)      (105,175)     (116,905)       (96,774)

Net cash flows (required
 for) from
 operating and investing
  activities...............        (9,117)        (19,533)       (47,776)        19,635        (29,473)      (35,611)        11,257
Distributions..............        (7,765)        (23,295)       (31,061)       (31,061)       (31,061)      (31,061)       (54,356)


HISTORICAL BALANCE SHEET DATA OF EP
Cash and cash equivalents..    $    2,677      $      382     $      309     $      937     $       89    $      126     $       96
Property, Plant and
 Equipment-Gross...........     1,913,996       1,787,009      1,809,528      1,742,490      1,811,204     1,776,642      1,675,327
Property, Plant and
 Equipment-Net.............     1,091,767       1,018,543      1,030,311        993,038      1,030,653     1,043,673        995,326
Total Assets...............     1,144,376       1,062,059      1,086,303      1,039,185      1,077,619     1,109,203      1,041,266
Total Liabilities
 (including long term debt)       526,119         437,523        476,066        394,006        381,114       331,993        258,988
Capitalization
 Long-term debt -
  affiliated companies.....    $  309,000      $  290,000     $  298,000     $  266,000     $  234,000    $  202,000     $        -
 General and limited
  partners' equity
   General partners........        14,612          14,676         14,532         14,882         15,396        16,203         16,254
   Limited partners........       603,645         609,860        595,705        630,297        681,109       761,007        766,024
                               ----------      ----------     ----------     ----------     ----------    ----------     ----------

    Total..................    $  927,257      $  914,536     $  908,237     $  911,179     $  930,505    $  979,210     $  782,278
                               ==========      ==========     ==========     ==========     ==========    ==========     ==========

  Book Value per Unit (a)..    $     5.97      $     6.03     $     5.89     $     6.23     $     6.73         $7.51          $7.56

PRO FORMA INFORMATION OF NEWCO
Net Income (Loss)..........    $   18,550      $   15,450     $   16,274     $    1,061     $  (23,042)
Income (Loss) per Share....           .18             .15            .16            .01           (.22)
Book Value per Share.......          7.03
Shares Outstanding.........       104,581         104,581        104,581        104,581        104,581

                              Nine Months Ended September 30                           Year Ended December 31
                              ------------------------------   ---------------------------------------------------------------------

                                   1994            1993           1993           1992           1991           1990          1989
                                ----------      ----------     ----------     ----------     ----------    ----------     ----------


                                                    (Financial data in thousands except ratios and per Unit/Share amounts)
HISTORICAL OPERATING DATA OF EP
Sales Volumes
 Natural gas (MMcf)........         51,141         50,983         69,318         64,509         69,326         75,983         75,464

 Oil and condensate (MBbl).          1,413          1,477          1,972          2,147          2,424          2,635          2,767

 Natural gas liquids (MBbl)            109            276            313            452             80             95            125


Average Sales Price
 Natural gas (per Mcf).....        $  2.17        $  2.04        $  2.09        $  1.82        $  1.76        $  1.86        $  1.83

 Oil and condensate (per
  Bbl).....................          15.16          17.66          17.20          19.18          20.36          22.29          17.32

 Natural gas liquids (per
  Bbl).....................          10.43          12.43          12.11          13.36          18.79          17.84          12.72


Net Wells
 Drilled...................             48             62             79             19             66             53             18

 Productive................             30             52             64              8             52             42             14


Data in Equivalent Energy
 Content (MMBtu) (c).......
 Average sales price.......        $  2.15        $  2.12        $  2.14        $  2.02        $  2.00        $  2.12        $  1.97

 Average production costs..            .51            .54            .54            .53            .56            .50            .48

 Amortization..............            .93            .91            .91            .91            .83            .75            .67

- -----------------------
(a) Net Income (Loss) and Book Value per Unit are after deduction of the general partners' 1% interest.
(b) For the years ended December 31, 1993, 1992 and 1991, "fixed charges" exceeded "earnings" by $5 million, $23 million and $53 million, respectively. Results for 1991 included a $51 million noncash write-down of gas and oil properties and 1992 included a $16 million noncash write-off of an idle pipeline and shallow-water production facility from an abandoned offshore project.
(c) For purposes of providing a common unit of measure, natural gas, oil and natural gas liquids are converted to an approximate equivalent unit on the basis of relative energy content: one Mcf of natural gas equals 1.05 MMBtu, one barrel of oil equals 5.6 MMBtu and one barrel of natural gas liquids equals 4.2 MMBtu.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     Results of Operations

          Operating income for EP closely follows fluctuations in product prices and volumes that are shown in the table of Selected Financial and Operating Data. As an independent gas and oil producer, EP's results of operations are dependent upon the difference between the prices received for gas and oil produced and the costs of finding and producing such resources. See "SPECIAL CONSIDERATIONS--NEWCO--VOLATILITY OF GAS AND OIL MARKETS." Gas reserves at December 31, 1993 constitute approximately 84% of EP's reserves and gas production accounts for approximately 85% of its production for the year 1993 on an energy equivalent basis. Accordingly, variations in gas prices have a more significant impact on EP than variations in oil prices. The average gas prices received by EP for its production ranged from a high of $2.32 per Mcf in the quarter ended March 31, 1994 to a low of $1.52 per Mcf in the quarter ended September 30, 1991.

          Oil and condensate and natural gas liquids volumes have declined since 1989 as the result of the natural decline in production from older producing fields. Projected oil production in 1995 and future years, because of the Garden Banks 388 project, are expected to be significantly above current levels. The decline in natural gas liquids production results from EPO's election not to extract natural gas liquids when allowed by contract due to low product prices and the decline in production from a major South Texas field. Natural gas production in 1994 should approximate 1993 production, while 1995 production is expected to decline moderately.

          For the nine months ended September 30, 1994, EP had net income of $8.0 million, compared with $2.7 million for the 1993 period, reflecting a decrease in operating expenses and a 20% reduction in interest costs. Nine-month operating income of $23 million was 7% higher than the same period of 1993. Year-to-date revenues were slightly less than the year ago period. Natural gas revenues were up 6% due to improvement in the average sales price, as sales volumes were virtually the same as the year-earlier period. Oil revenues decreased 18% due to declines in both prices and sales volumes. Costs and expenses for the first nine months were $3.1 million less than the 1993 period, with 1994 results reflecting a $2.0 million credit associated with the reversal by an appellate court of an adverse lower court judgment and settlements of other litigation. The decrease in interest expense for the nine months was primarily due to the refinancing of the affiliated debt at a lower interest rate.

          EP had a net loss of $4 million for the full year 1993, compared with a loss of $20 million in 1992 and a loss of $50 million in 1991. The 1992 loss included a $16 million write-off of an idle pipeline and shallow-water production facility from an abandoned offshore project, and 1991 results included a $51 million noncash charge for a write-down under the "ceiling test" for the "full cost" method of accounting. Excluding the write-downs, EP's 1993 net loss was about the same as in 1992 and compares with income of $1.8 million in 1991.

          Excluding the write-downs, operating income for 1993 was $26 million versus $16 million in 1992 and $21 million in 1991. The improvement resulted from significantly increased natural gas prices and higher sales volumes. Revenues for 1993 of $185 million were 12% higher than 1992 and 6% above 1991.

          Natural gas revenues were $145 million in 1993, compared with $117 million for 1992 and $122 million for 1991. The average natural gas price per thousand cubic feet ("Mcf") in 1993 was $2.09, up 15% from $1.82 in 1992 and 19% from $1.76 in 1991. Natural gas sales volumes in 1993 of 69 billion cubic feet increased 7% from the 1992 level and were virtually the same as in 1991. The increase in volumes for 1993 was principally due to accelerated natural gas development drilling in East Texas and offshore production from Mississippi Canyon Block 441 in the Gulf of Mexico, which went on stream in the second quarter of 1993.

          Variable-priced sales, which include monthly and long-term contract sales, covered about 75% of 1993 gas sales, compared with 80% in 1992 and 80% in 1991. During the first nine months of 1994, the percentage of variable-priced gas sales was about 75%, and the percentage is expected to continue in this proportion for the remainder of the year.

          Oil revenues were $34 million in 1993, compared with $41 million in 1992 and $49 million in 1991. The average sales price per barrel for 1993 of $17.20 was 10% below 1992 and 16% under 1991. Oil sales volumes for 1993 were 2.0 million barrels ("MMBbls"), an 8% decline from the 1992 level which was down 11% from the 1991 level. The lower volumes in 1993 were primarily the result of declining production from several North Texas reservoirs.

          Excluding the previously noted write-downs, costs and expenses for 1993 were $159 million, compared with $150 million in 1992 and $153 million in 1991. The increase in expenses for 1993 reflects provisions totaling $7.1 million for pending litigation. Also, depreciation and amortization expense for 1993 of $77 million was $1.6 million higher than 1992, primarily due to increased production. The overall rate of amortization was $.91 per million British thermal units ("MMBtu") produced for both 1993 and 1992, compared with $.83 in 1991. Costs of additional offshore projects and increased development costs associated with older fields largely account for the increase from 1991. Average production cost per MMBtu in 1993 was $.54, compared with $.53 in 1992 and $.56 in 1991.

          Interest expense in 1993 of $30 million was approximately $10 million higher than both 1992 and 1991. The increase reflects a $6 million provision for interest due royalty owners. A higher level of debt and less interest capitalized also contributed to the 1993 increase.

          EP's natural gas reserves at January 1, 1994, were 1.09 trillion cubic feet ("Tcf"), compared with 1.10 Tcf the year earlier, as estimated by DeGolyer and MacNaughton, independent petroleum consultants. Oil and condensate reserves, including natural gas liquids attributable to leasehold interest, were 38 MMBbls, virtually the same as the year-ago level.

          At January 1, 1994, estimated future net cash flows from EP's owned proved gas and oil reserves, based on average prices and contracts in effect in December 1993, were $2.0 billion, about the same as the year earlier. The net present value of such cash flows, discounted at the SEC-prescribed 10%, was $1.1 billion, virtually the same as the prior year. These discounted cash flow amounts are the basis for the SEC-prescribed cost-center ceiling under the full-cost accounting method. The margin between the cost-center ceiling and the unamortized capitalized costs of U.S. gas and oil properties was approximately $150 million at December 31, 1993, and at September 30, 1994, had declined to approximately $16 million, based on average prices and contracts in effect in September 1994. Product prices are subject to seasonal and other fluctuations. A significant decline in prices from September 30, 1994 or other factors, without mitigating circumstances, could cause a future write-down of capitalized costs and a noncash charge against earnings.

          EP uses gas and oil swaps, collars and futures agreements to hedge volatile product prices for a portion (normally 30 to 70 percent) of anticipated future monthly gas and oil production. The purpose of these hedging activities is to fix the prices to be received. Under these agreements, EP receives or makes payments based on the differential between a fixed and a variable product price. These agreements are typically settled in cash at or prior to expiration or exchanged for physical delivery contracts. Realized gains and losses on hedging activities are deferred and included in income during the month that the related physical sale occurs.

          At December 31, 1993, EP had outstanding swap and collar agreements extending through December 1994 to exchange payments on 4,970,000 MMBtu's of gas and 121,000 barrels of oil on which EP had $1.4 million of net unrealized gains based on the difference between the strike price and the NYMEX futures price for the applicable trading month. At December 31, 1993 realized gains on hedging activities of $1.4 million were deferred. The weighted average strike price and market price per MMBtu of natural gas was $2.21 and $1.99, respectively, and the weighted average strike price and market price per barrel of oil was $17.15 and $14.25, respectively, at December 31, 1993. Natural gas hedge transactions reduced gas revenues $4.1 million in 1993 and $0.8 million in 1992. In 1993 oil hedges resulted in a $0.4 million increase of oil revenues.

          At September 30, 1994, EP had outstanding swaps, collars and futures agreements extending through December 1995 to exchange payments on 11,250,000 MMBtu's of gas and 1,650,000 barrels of oil on which EP had $.4 million of net unrealized gains based on the difference between the strike price and the NYMEX futures price for the applicable trading month. At September 30, 1994 realized gains on hedging activities of $1.3 million were deferred. The weighted average strike price and market price per MMBtu of natural gas was $2.02 and $1.92, respectively, and the weighted average strike price and market price per barrel of oil was $17.81 and $18.48, respectively, at September 30, 1994. Hedge transactions in the first nine months of 1994 increased gas and decreased oil revenues $2.1 million and $0.6 million, respectively, and in the first nine months of 1993 reduced gas revenues $3.9 million.

     Pro Forma Results of Operations of Newco

          Newco will conduct substantially the same business as was conducted by EP prior to the Reorganization. In the table below, EP's results of operations are adjusted to include the effects of (i) the assumption by EC Companies of $395 million in aggregate principal amount of debt of EP ($86 million of which is debt owed by EP to EPO and thus does not appear on EP's consolidated financial statements) owed to certain EC Companies and to Newco, plus accrued interest, (ii) the 1% general partner interest in EPO,
     (iii) the changes in equipment lease terms and (iv) the allocation of additional management costs to Newco. EP's results are also adjusted for corporate income taxes that were not payable by EP, but that would have been paid by Newco. A summary reconciliation of EP's reported net income
     (loss) to Newco's pro forma net income (loss) is presented below.



                                                     Nine Months Ended September 30        Year Ended December 31
                                                     ------------------------------   ---------------------------------
                                                        1994              1993          1993       1992        1991
                                                       ------            ------        ------     ------      ------
     Net income (loss) reported by EP..............    $ 8,020           $ 2,651       $(3,881)   $(20,265)   $(49,644)

     Pro forma adjustments:
       Decrease in interest costs by
       assumption of debt by EC Companies..........    $19,899            21,218        29,034      22,863      16,070

       1% General Partner Interest in EPO..........        238               214           216          10        (338)

       Effect of changes in equipment lease terms..        881               436           668

       Management cost allocation from EC..........       (500)             (750)       (1,000)     (1,000)     (1,000)
                                                       -------           -------       -------    --------    --------

     Pro forma income (loss) before income taxes...     28,538            23,769        25,037       1,608     (34,912)
     Pro forma income (tax) benefit................     (9,988)           (8,319)       (8,763)       (547)     11,870
                                                       -------           -------       -------    --------    --------

     Pro forma net income (loss) of Newco..........    $18,550           $15,450       $16,274    $  1,061    $(23,042)
                                                       =======           =======       =======    ========    ========


          In connection with the Reorganization, Newco will enter into three sublease agreements with respect to the equipment underlying the Equipment Leases. Pro forma combined future minimum lease payments for the three subleases are as follows (in thousands): $37,133 for 1995; $40,361 for 1996; $41,338 for 1997; $41,764 for 1998; and $41,957 for 1999. Over the
     life of the subleases, the costs to Newco of the assignment and assumption of the Equipment Leases, and the subleasing of the related equipment to Newco, will not be materially different from the costs that would have been incurred under the Equipment Leases. See "CERTAIN TRANSACTIONS."

     Capital Resources and Liquidity

          Net cash flows from operating activities for the first nine months of 1994 were $87 million, up 19% from $74 million a year earlier. Investing activities required net cash flows of $96 million, compared with $93 million for the same period of 1993, with an $8 million increase in property additions. For the nine months ended September 30, 1994, net cash of $9 million was required for investing activities after cash provided by operations. In addition, there was an $8 million requirement for distributions to unitholders, and disbursements for the Garden Banks Block 388 facilities under construction exceeded advances under leasing arrangements by $19 million. These requirements were provided by an increase in temporary advances from EC Companies.

          Net cash flows from operating activities for the full year 1993 were $76 million, $12 million lower than 1992 primarily due to less cash provided by changes in net current operating assets and liabilities, and were virtually the same as in 1991. Investing activities required net cash flows of $124 million, compared with $69 million in 1992 and $105 million in 1991. The increase in 1993 is primarily due to a higher level of capital spending for natural gas and oil exploration and development programs. In 1993, $48 million was required for investing activities after cash provided by operations, and cash of $31 million was required for the payment of distributions to holders of Units. The total requirement of $79 million was provided by an increase in borrowings from EC Companies and advances under leasing arrangements that temporarily exceeded disbursements for the facilities under construction.

          Planned property, plant and equipment additions for 1994 total $114 million. In addition, construction of the offshore platform and related facilities associated with EP's interest in the Garden Banks Block 388 development project in the Gulf of Mexico is being financed through an operating lease arrangement as noted below.

          In 1992, EP entered into operating lease arrangements to provide financing for its portion of the offshore platforms and related facilities for the Mississippi Canyon Block 441 (37.5% owned) and Garden Banks Block 388 (100% owned) projects. A total of $34 million was required for the Mississippi Canyon Block 441 project, which was completed in early 1993; the lease was renewed in the second quarter of 1994 under terms that resulted in capital lease accounting treatment. An operating lease arrangement is providing financing for up to $235 million for the equipment and facilities associated with the Garden Banks project. The cost for the equipment and facilities will be greater than the amount of the current lease financing because of costs not originally covered by the lease, the addition of equipment, higher-than-expected costs for both labor and materials, design modifications and other factors. Financing options for the additional costs are currently being evaluated, including an addition to the current operating lease arrangement. The total cost of the equipment and facilities is expected to be approximately $280 million.

          On January 3, 1994, EP paid a quarterly distribution of $.075 per unit. In February 1994, EP discontinued quarterly distributions to holders of Units.

          Even though inflation has abated considerably from the levels of the early 1980s, and was only about 2.5% in 1993, it continues to have some influence on EP's operations. Most notable is that allowances for depreciation and amortization based on the historical cost of fixed assets may be insufficient to cover the replacement of some long-lived fixed assets.

          The impact of the Clean Air Act Amendments of 1990 (the "Clean Air Act") on EP cannot be fully ascertained until the regulations that implement the Clean Air Act have been approved and adopted. Management currently believes that operating costs that will be incurred under the new permit fee structure, any capital expenditures associated with equipment modifications, and any other miscellaneous permitting costs required under the Clean Air Act will not have a material adverse effect on EP's results of operations. Management expects the provisions of the Clean Air Act will increase the attractiveness of natural gas as compared with certain alternative fuels; however, it is impossible to quantify any increase in demand for natural gas, if any, that may be created by the Clean Air Act.

     New Accounting Standards

          SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions," which mandates the accounting for medical and life insurance and other nonpension benefits provided to retired employees, was adopted by EP effective January 1, 1993.

          SFAS No. 112, "Employer's Accounting for Postemployment Benefits," became effective for EP in 1994. This standard covers the accounting for estimated costs of benefits provided to former or inactive employees before their retirement. EP receives an allocation of these benefits from EC which currently accrues costs of benefits to former or inactive employees by varying methods. The new standard did not have a significant effect on results of operations or financial condition.

                                    BUSINESS

     Glossary

     Barrel - The unit of volume measurement used for petroleum products.
              1 barrel (Bbl) = 42 U.S. gallons.

     Barrel Equivalent - A measure used to equate an amount of natural gas with the same amount of energy in a barrel of oil. Six thousand cubic feet of natural gas have approximately the same energy content as one barrel of oil. For the purpose of providing a common unit of measure, natural gas, oil and natural gas liquids are converted to an approximate equivalent unit on the basis of relative energy content: One Mcf of natural gas equals
     1.05 MMBtu, one barrel of oil equals 5.6 MMBtu, and one barrel of natural gas liquids equals 4.2 MMBtu.

     Basin - A synclinal structure in the subsurface, once the bed of a prehistoric sea. Regarded as a good prospect for gas and oil exploration.

     Block - Numerical designation of a specific location in an offshore area.

     Btu - British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     Condensate - A hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced; similar to crude oil.

     Cubic Foot - The amount of gas that occupies one cubic foot under standard temperature and pressure conditions; standard volume measurement for natural gas.

          Mcf:      thousand cubic feet
          MMcf:     million cubic feet
          Bcf:      billion cubic feet
          Tcf:      trillion cubic feet

     Development Drilling - The drilling-related activities to recover gas and oil after initial discovery.

     Development Well - A well drilled in a reservoir of gas or oil that contains proved reserves.

     Exploratory Well - A well drilled in a previously untested geologic structure or formation to determine the presence of gas or oil.

     Gross Acres/Gross Wells - Total acreage or total wells in which a company holds varying interests.

     Leasehold - Property or acreage offered under contract for the exploration and production of gas, oil or other minerals.

     Net Acres/Net Wells - Proportionate company interest in gross acres or gross wells.

     Operator - The individual or company responsible for the exploration and production of a gas or oil well or lease. The operator typically holds the largest working interest in the well or lease.

     Production - The phase of the petroleum industry that deals with bringing the well fluids and gas to the surface, with the separating them and with storing, gauging, and otherwise preparing the product for the pipeline. Also, the amount of gas or oil produced in a given period.

     Reserves - Amount of gas or oil believed to be economically recoverable under existing conditions.

     Royalty - Mineral owner's share of the gross gas or oil production on his property.

     Standardized Measure of Discounted Future Net Cash Flows After Tax - Net present value of the estimated future revenue stream from proved gas and oil reserves using current period prices plus contractual escalations, less future costs to develop and produce the reserves, discounted at the prescribed 10% rate and adjusted for income-tax effects.

     Working Interest - Represents a share of the ownership in drilling and production of gas and oil.

     Operations

          EP was formed in 1985 to succeed to substantially all of the domestic gas and oil exploration and production business of EC. After the Reorganization, Newco will continue the same business as EP.

          EP operates through EPO, in which EP holds a 99% limited partner interest and the general partners own a 1% interest. EEI is the Managing General Partner and EC is the Special General Partner of EP and EPO.

          EP is engaged in the exploration for and the development, production and marketing of natural gas and crude oil throughout Texas, offshore in the Gulf of Mexico, onshore in the Gulf Coast and in various other areas in the United States. Activities include geological and geophysical studies; acquisition of gas and oil leases; drilling of exploratory wells; development and operation of producing properties; acquisition of interests in developed or partially developed properties; and the marketing of natural gas, crude oil and condensate. Production offices are maintained in Dallas, Houston, Athens, Bridgeport, Longview and Midland, Texas.

          EP has no officers, directors or employees. Instead, officers, directors and employees of EEI perform all management and operating functions for EP. At September 30, 1994, EEI employed 378 persons, including 33 geologists, 21 geophysicists and 19 land representatives who investigate prospective areas, generate drilling prospects, review submitted prospects and acquire leasehold acreage in prospective areas. In addition, EEI maintains a staff of 55 engineers and 45 technologists who plan and supervise the drilling and completion of wells, evaluate prospective gas and oil reservoirs, plan the development and management of fields, and manage the daily production of gas and oil. All of the employees of EEI will become employees of Newco effective January 1, 1995. Until that time, Newco will pay EEI for the services of the employees. No employee will receive an increase in compensation as a result of the Reorganization.

          Variable-priced sales, which include monthly and long-term contract sales, covered about 75% of 1993 gas sales, compared with 80% in 1992 and 1991. During the first nine months of 1994, the percentage of variable-priced gas sales was about 75% and is expected to continue in this proportion for the remainder of the year. Approximately 75% of EP's natural gas sales volumes (75% of gas revenues) for the year ended December 31, 1993 and 81% of natural gas sales volumes (79% of gas revenues) during the first nine months of 1994 was sold to affiliated customers. Effective March 1, 1993, affiliated revenues include gas sales under new contracts with Enserch Gas Company, a wholly owned subsidiary of EC, covering essentially all gas production not committed under then existing contracts. Affiliated purchasers do not have a preferential right to purchase natural gas produced by EP other than under existing contracts. See "SELECTED FINANCIAL AND OPERATING DATA" for a discussion of EP's aggregate annual production of natural gas, oil and condensate.

          Following is a summary of EP's exploration and development activity during 1993 and the first nine months of 1994:

     Gulf of Mexico. Offshore exploration provides EP the opportunity to improve its ratio of production to reserve base by the addition of gas and oil wells with relatively higher production rates. State-of-the-art technology, including three-dimensional ("3-D") seismic, specialized seismic processing, and innovative well completion and production techniques, are being used to help accomplish these objectives.

          Mississippi Canyon Block 441, the first development project in the Gulf of Mexico that EP has operated, is indicative of this approach. A 3-D seismic program, prior to field development, confirmed that the majority of the reservoir lies beneath a shipping fairway. A production program was developed that involved drilling highly deviated wells under the shipping fairway, subsea completing the deep-water wells, and tying the wells back to a conventional shallow-water production platform using bundled flowlines. The high-angle wells required special gravel-pack completion techniques. After 17 months of production, the field has been essentially maintenance free, and currently produces some 63 million cubic feet ("MMcf") of natural gas and more than 350 barrels ("Bbls") of condensate per day from six wells. The 3-D seismic on Mississippi Canyon Block 441 is being reprocessed, using depth migration and other state-of-the-art techniques to aid in the identification of deeper exploratory targets, which, if successfully drilled, could add to the field reserves. EP has a 37.5% working interest in this project.

          The Garden Banks Block 388 project in the Gulf of Mexico remains on schedule, with initial production anticipated in mid-1995. Completion of three pre-drilled wells (two oil and one gas condensate) will commence as soon as the floating facility is properly moored on location. These operations should be completed by the end of 1995, followed by the drilling of new development wells. Initial daily oil production rates from each pre-drilled oil well should be between 2,500 and 5,000 barrels of oil. In July 1994, the tow out and placement of the subsea drilling and production template was completed.

          Also in July 1994, EP completed an agreement with Mobil Corporation under which Mobil has conducted an additional 3-D seismic survey over the unit and is participating in an exploratory well currently drilling on Garden Banks Block 387, which was spudded in August 1994. Mobil has an option to acquire, for additional consideration, a 40% interest in the Garden Banks unit and in the production system. EP, which currently owns 100% of the project, will remain the project operator.

          A successful delineation well on Green Canyon Block 254 offshore Louisiana was drilled in 1994, which encountered more than 400 feet of net gas and oil pay below 12,000 feet. The delineation well is an appraisal well to a discovery drilled in 1991 that encountered multiple sands with a combined thickness of more than 300 feet of net oil pay. EP has a 25% working interest in prior work in the project and assumed a 100% working interest and operation of the sidetrack well. EP also has a 25% working interest in three adjacent blocks.

     1993 Onshore. EP participated in 78 development wells (62 net) in 1993, with the majority completed as gas producers in East Texas. In East Texas, EP is positioned in a prolific gas-prone area which, despite its maturity, provides growth opportunities. EP is one of the oldest and most active operators in this basin, which includes the Opelika, Tri-Cities, Whelan, Willow Springs, North Lansing and Freestone fields.

          In early 1993, EP initiated a 26-well program in East Texas to accelerate the development of natural gas reserves from the Travis Peak formation in the Opelika field. The program was targeted to test new techniques for shortening the average life of its reserve base. The project was completed in seven months yielding initial daily per well production rates of up to 1.8 MMcf of gas and 48 Bbls of oil. EP has a 100% working interest in these wells.

          EP performed additional development drilling in the Freestone field, where seven well completions flowed at daily rates ranging from 1.0 MMcf to
     2.3 MMcf of gas per well. EP has 50% to 100% working interest in these wells.

          In the Bralley field in West Texas, the combined daily oil production rate from six wells increased to 800 Bbls from 500 Bbls following production optimization work. EP owns a 50% working interest in each of these wells.

          In South Texas, seven wells drilled and completed in the Fashing field flowed at daily rates of 1.2 MMcf to 2.6 MMcf of gas and 14 Bbls to 30 Bbls of oil per well. Twelve wells drilled and completed in the Boonsville field in north central Texas resulted in daily production of .4 MMcf to 1.5 MMcf of gas per well.

     1994 Onshore. In the Hardeman Basin in North Texas, EP has acquired over 120 square miles of 3-D seismic data in Hardeman and Wilbarger counties since December 1992, including projects currently being shot or processed. Since December 1993, EP has drilled four 8,000-foot producers based on this technology, with all wells being drilled in EP's Weatherman Area in Hardeman County. The four wells potentialed at rates between 226 and 294 Bbls of oil per day from the Mississippian formation. EP has nearly a 100% working interest in these four wells. In addition, EP participated with a 20% working interest in a well based on 2-D seismic, which flowed at rates of approximately 100 Bbls of oil per day early in 1994. For the remainder of 1994, EP plans to acquire an additional 30 square miles of 3-D data and drill seven more wells. EP controls 81,000 gross acres and 74,000 net acres in the Hardeman Basin and has further 3-D shoots planned for 1995.

          In Shackelford County in Central Texas, EP has acquired approximately 115 square miles of 3-D seismic data since mid-1993, including projects currently being shot and processed. Since December 1993, EP has drilled five 5,000-foot Mississippian Reef producers. The oil wells potentialed at rates between 22 and 160 Bbls of oil per day. One gas well potentialed for
     2.4 MMcf and 33 barrels of condensate per day. Initial sales from these wells commenced early in the third quarter of 1994, when the pipeline connection was completed. EP has a 75% working interest in the wells. For the remainder of 1994, EP plans to acquire an additional 30 square miles of 3-D data and drill an additional nine wells in the area. EP controls some 44,000 gross and 33,000 net acres in the area and has additional 3-D seismic shoots planned for 1995.

          EP drilled and completed nine development wells (7.6 net) in the first six months of 1994. Four wells were in the Boonsville field in north central Texas, two gas and two oil wells. Daily gas production ranged from
     0.7 MMcf to 1.0 MMcf and daily oil production from 42 to 89 barrels. EP has a 100% working interest in these wells.

          EP continued development in the Freestone field where three well completions potentialed at daily rates ranging from 1.9 MMcf to 2.6 MMcf of gas per well. EP has a 73% to 82% working interest in these wells.

          Planned onshore development activity for the remainder of 1994 includes drilling approximately 15 wells including eight outside East Texas.

     Competition

          Competition in the natural gas and oil exploration and production business is intense and is present from a large number of firms of varying sizes and financial resources, some of which are much larger than EP. Competition involves all aspects of marketing products (including terms, prices, volumes and length of contracts), terms relating to lease bonus and royalty arrangements, and the schedule of future development activity.

     Regulation

          Environmental Protection Agency ("EPA") rules, regulations and orders affect the operations of EP. EPA regulations promulgated under the Superfund Amendments and Reauthorization Act of 1986 require EP to report on locations and estimates of quantities of hazardous chemicals used in EP's operations. The EPA has determined that most gas and oil exploration and production wastes are exempt from the hazardous waste management requirements of the Resource Conservation Recovery Act. However, the EPA determined that certain exploration and production wastes resulting from the maintenance of production equipment and transportation are not exempt, and these wastes must be managed and disposed of as hazardous waste. Also, regulations issued by the EPA under the Clean Water Act require a permit for "contaminated" stormwater discharges from exploration and production facilities.

          The Oil Pollution Act of 1990 ("OPA 90") requires responsible parties to provide evidence of financial responsibility in the amount of $150,000,000 to clean up oil spills into the navigable waters of the United States. The financial responsibility requirements apply to offshore facilities and possibly to onshore facilities in, on or under navigable waters. The Mineral Management Service ("MMS") is the agency charged with the administration and enforcement of OPA 90. The ultimate impact of the financial responsibility requirements cannot be determined until final regulations are issued by the MMS. Further Congressional action on these requirements is also possible, and the final MMS regulations could be challenged in court. The $150,000,000 requirement will not become effective until regulations under OPA 90 are issued, probably in 1996. The insurance industry has indicated that insurance will not be available to evidence financial responsibility under OPA 90 as currently written. However, EP has qualified as a self-insurer using the "identified assets" test under the current $35,000,000 financial responsibility requirement using EP's interest in Tri-Cities Field as the identified assets. It is believed that EP has sufficient assets to qualify as a self-insurer for $150,000,000 under the identified assets test if the current self-insurance test is included in the OPA 90 regulations. However, the transfer of EP's assets to a publicly traded corporation might affect the ability to self-insure under OPA 90. Currently the certification of self-insurance is made by EC on behalf of EP. It is unclear whether the new regulations will allow EC to provide certification of self-insurance on behalf of a new publicly traded corporation which is controlled by EC, or whether Newco will qualify as a self-insurer on its own behalf. Alternatively, Newco believes it could meet the current OPA 90 financial responsibility requirements by the purchase of a surety bond, although the cost of such bonds is generally much higher than insurance. The availability of surety bonds generally could also be affected by the requirements of the final MMS regulations.

           Many states have issued new regulations under authority of the Clean Air Act, and such regulations are in the process of being implemented. These regulations may require certain gas and oil related installations to obtain federally enforceable operating permits and may require the monitoring of emissions; however, the impact of these regulations on EP is expected to be minor.

          Several states have adopted regulations on the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in gas and oil operations. Although applicable to certain EP facilities, it is not believed that such regulations will materially impact current or future operations.

          In the aggregate, compliance with federal and state environmental rules and regulations is not expected to have a material effect on EP's operations.

          The Railroad Commission of Texas regulates the production of natural gas and oil by EP in Texas. Similar regulations are in effect in all states in which EP explores for and produces natural gas and oil. These regulations generally require permits for the drilling of gas and oil wells and regulate the spacing of the wells, the prevention of waste, the rate of production, and the prevention and cleanup of pollution and other materials.

     Legal Proceedings

          A lawsuit was filed against EEI, EC, its utility division and EPO in the 348th Judicial District Court of Tarrant County, Texas in May 1989. Plaintiffs seek unspecified actual damages and punitive damages in the amount of $5 million. Plaintiffs allege royalties were not fully paid, certain expenses were improperly charged against the amount of royalties due, negligence in the venting of gas and liquid hydrocarbons into the air, and breach of the duty of good faith and fair dealing by wrongfully concealing certain material facts concerning sales of gas from the subject leases to the utility division. No environmental claim has been made by plaintiffs or any environmental agency with respect to the facts underlying this matter, nor is any such claim expected.

          A lawsuit was filed on February 24, 1987, in the 112th Judicial District of Sutton County, Texas, against subsidiaries and affiliates of EC, as well as its utility division. The plaintiffs have claimed that defendants failed to make certain production and minimum purchase payments under a gas-purchase contract. In this connection, the plaintiffs have alleged a conspiracy to violate purchase obligations, improper accounting of amounts due, fraud, misrepresentation, duress, failure to properly market gas and failure to act in good faith. In this case, plaintiffs seek actual damages in excess of $5 million and punitive damages in an amount equal to 0.5% of the consolidated gross revenues of EC for the years 1982 through 1986 (approximately $85 million), interest, costs and attorneys' fees.

          On December 26, 1989, a lawsuit was filed against EEI and EPO in the 130th Judicial District Court of Matagorda County, Texas. The plaintiff claims that the defendants breached an alleged contract to sell a working interest and net revenue interest in two leases located in Matagorda County. Trial of the case resulted in a jury verdict in favor of the plaintiff. Judgment was entered by the trial court on October 8, 1992, ordering EEI and EPO to convey the leases to the plaintiff and to pay damages of $3.1 million, which includes principal, prejudgment interest, attorneys' fees and costs. In an opinion issued June 23, 1994, the Corpus Christi Court of Appeals reversed the decision of the trial court. The plaintiff has filed an application for writ of error with the Texas Supreme Court.

          In addition, EP is a party to lawsuits arising in the ordinary course of its business. EEI believes, based on its current knowledge and the advice of counsel, that all lawsuits and claims would not have a material adverse effect on EP's financial condition.

     Properties

          The following table sets forth a summary of certain information relating to EP's gas and oil properties:

                                                          At December 31
                                          ----------------------------------------------
                                          1993        1992      1991      1990      1989
                                          ----        ----      ----      ----      ----
     Total Proved Developed and
       Undeveloped Reserves:
       Gas (Bcf)(1)...................     1,085.5   1,100.4   1,167.3   1,223.2   1,221.3
       Oil (MMBbl)(1)(2)..............        38.2      37.9      38.0      28.7      23.1
     Estimated Future Net Cash Flows
       from Proved Reserves
       (in millions)..................    $1,988.8  $2,017.1  $2,061.1  $2,606.8  $2,299.9
     Present Value of Future Net Cash
       Flows from Proved Reserves
       (before income taxes and
       discounted at 10% per annum)
       (in millions)..................    $1,102.4  $1,108.4  $1,060.4  $1,229.3  $1,089.3

     ------------------

     Note: Billion cubic feet ("Bcf"), million barrels ("MMBbl").
     (1) Estimated by DeGolyer and MacNaughton, independent petroleum consultants.
     (2) Includes oil, condensate and natural gas liquids attributable to leasehold interests.

           The 1994 capital spending budget has been set at $114 million, about the same as 1993 actual capital expenditures. More than half of 1994 capital expenditures is earmarked for domestic onshore projects. Through September 30, 1994, $91 million has been expended. The exploration program includes a balanced mix of projects with regard to reserve potential and risk, focusing on as many core area opportunities as possible

          During 1994, EP filed Form EIA-23 with the Department of Energy reflecting reserve estimates for the year 1993.

          For a summary of EP's average sales prices, average production costs and amortization see "SELECTED FINANCIAL AND OPERATING DATA".

          EP owned leasehold interests or licenses in 17 states and offshore Texas and Louisiana, as of June 30, 1994, as follows:


                             Gross Acres                     Net Acres/(1)/
                  ---------------------------------  -------------------------------
                  Developed  Undeveloped      Total  Developed  Undeveloped   Total
Alabama                  75        1,805      1,880         37        1,029    1,066
Arkansas                  -       19,892     19,892          -       11,283   11,283
Colorado             10,989       23,142     34,131      3,641       15,070   18,711
Idaho                     -       14,730     14,730          -       14,730   14,730
Kansas                  400       11,568     11,968        200        5,937    6,137
Louisiana             1,710       35,772     37,482        643       17,937   18,580
Mississippi           3,863       43,267     47,130      1,949       15,001   16,950
Montana               6,415       59,213     65,628      3,201       35,083   38,284
Nebraska                160          480        640        160          480      640
Nevada                    -      105,303    105,303          -       49,497   49,497
New Mexico            2,680        5,827      8,507      1,902        4,196    6,098
North Dakota          1,560        9,334     10,894      1,246        5,327    6,573
Ohio                    102       14,950     15,052          -            -        -
Oklahoma             32,366       22,605     54,971     17,730        9,582   27,312
Texas               263,912      444,201    708,113    201,342      185,576  386,918
Utah                  3,719      109,742    113,461        533       54,081   54,614
Wyoming               3,558       56,237     59,795      1,641       44,220   45,861
U. S. Offshore       56,800      281,490    338,290     12,860      116,341  129,201
                    -------    ---------  ---------    -------      -------  -------
  Total             388,309    1,259,558  1,647,867    247,085      585,370  832,455
                    =======    =========  =========    =======      =======  =======
- --------------


     (1) Represents the proportionate interest of EP in the gross acres under lease.

          EP purchased about 220,000 net acres of leasehold interests in 1993, 26,000 of which were in the Gulf of Mexico. In the first six months of 1994, EP purchased about 100,000 net acres, 39,000 of which were in the Gulf of Mexico. At June 30, 1994 EP's Gulf of Mexico holdings totaled some 129,000 net acres, with an average working interest of 43% in 60 leases and an overriding royalty interest in seven other leases. EP operates 24 leases. EP also canceled and/or allowed to expire nineteen Gulf of Mexico leases during 1994. These either had been condemned by drilling on or near them, or had been judged, after geophysical and geological studies, to have insufficient potential to merit drilling.

          EP plans further drilling on undeveloped acreage but at this time cannot specify the extent of the drilling or predict how successful it will be in establishing commercial reserves sufficient to justify retention of the acreage. The primary terms under which the undeveloped acreage can be retained by the payment of delay rentals without the establishment of gas and oil reserves expire 8% in 1994, 17% in 1995, 34% in 1996, 15% in 1997,
     7% in 1998, 10% in 1999 and 9% thereafter. A portion of the undeveloped acreage may be allowed to expire prior to the expiration of primary terms specified in this schedule by nonpayment of delay rentals. Aside from Texas and the Gulf of Mexico, EP has no material concentration of undeveloped acreage in single areas at this time.

          EP participated in 109 wells (79 net) during 1993. Of these wells, 83 (64 net) were successfully completed, resulting in a net success rate of 81%. Of the successful wells, seven wells (four net) were exploratory and 76 wells (60 net) were development.

          In the first nine months of 1994, EP participated in 69 wells (48 net). Of these wells, 38 (30 net) were successfully completed, resulting in a net success rate of 63%. Of the successful wells, 10 wells (9 net) were exploratory and 28 wells (21 net) were development. At September 30, 1994, EP was participating in 30 wells (18 net), which were either being drilled or in some stage of completion.

          In the 1993 drilling program, 16 wells (4.9 net) were offshore. Of these wells, nine (2.6 net) gas wells and one (.1 net) oil well were successfully completed. During 1992, four (1.6 net) offshore wells were drilled of which two (.8 net) gas wells were successfully completed. In the first six months of 1994, three wells (0.8 net) were offshore. Of these wells one (0.1 net) gas well and one (0.4 net) oil well were successfully completed.

          At December 31, 1993, EP owned working interests in 1,303 (980 net) gas wells and 1,121 (277 net) oil wells. Of these, 173 (141 net) gas wells and 37 (32 net) oil wells were dual completions in single boreholes.

               Drilling activity for the nine months ended September 30, 1994 and for each of the years 1993, 1992 and 1991 is set forth below:

                                          Exploratory  Development
                                           Drilling     Drilling
                                          -----------  -----------
               Productive Wells
               ----------------
               1994:
                 Gross Wells........         10.0         28.0
                 Net Wells..........          8.2         21.3
               1993:
                 Gross Wells........          7.0         76.0
                 Net Wells..........          3.8         60.1
               1992:
                 Gross Wells........          3.0         12.0
                 Net Wells..........          2.2          6.3
               1991:
                 Gross Wells........         11.0         54.0
                 Net Wells..........          5.9         46.2

               Nonproductive Wells
               -------------------
               1994:
                 Gross Wells........         30.0          1.0
                 Net Wells..........         17.1          1.0
               1993:
                 Gross Wells........         24.0          2.0
                 Net Wells..........         13.0          1.8
               1992:
                 Gross Wells........         13.0          5.0
                 Net Wells..........          8.1          2.6
               1991:
                 Gross Wells........         15.0         10.0
                 Net Wells..........          7.8          6.1

     --------------------

     Note: Productive wells are either producing wells or wells capable of commercial production, although currently shut-in.

          The number of wells drilled is not a significant measure or indicator of the relative success or value of a drilling program because the significance of the reserves and economic potential may vary widely for each project. It is also important to recognize that reported completions may not necessarily track capital expenditures, since the Commission's guidelines do not allow a well to be reported as complete until it is ready for production. In the case of offshore wells, this may be several years following initial drilling because of construction of platforms, pipelines and other necessary facilities.

          Additional information relating to the gas and oil activities of EP is set forth in Note 7 of the Notes to Financial Statements for the year ended December 31, 1993.


                                   MANAGEMENT

     Directors and Executive Officers

          EP is managed by EEI, as Managing General Partner, and Public Unitholders have no power to direct or participate in the management of either EP or EPO. EP does not have any directors, officers or employees. In place of directors, officers and employees, EEI and EC perform all management functions for EP. The executive officers of EEI will be the executive officers of Newco upon completion of the Reorganization.

          Newco's initial Board of Directors currently consists of two members, described below, who will serve until the first annual meeting of Newco's shareholders. Officers are elected annually by the Board of Directors. The initial directors and executive officers of Newco are:


     Name                     Age  Title
     ----                     ---  -----
     D.W. Biegler              48  Chairman, Chief Executive
                                   Officer, Director

     G.J. Junco                44  President, Chief
                                   Operating
                                   Officer, Director

     S.R. Singer               64  Senior Vice President,
                                   Chief Financial Officer

     R.L. Kincheloe            64  Senior Vice President

     B.K. Irani                43  Vice President

     F.S. Addy                 62  (1)

     B.A. Bridgewater, Jr.     60  (1)

     ---------------

      (1) Messrs. Addy and Bridgewater have agreed to become members of the Board of Directors and members of the Compensation Committee upon consummation of the Reorganization.

          Shortly after consummation of the Reorganization, one other director will be elected to the Board of Directors who is not an officer or employee of the EC Companies or Newco. The new director will also be a member of the Compensation Committee of the Board of Directors, together with Messrs. Addy and Bridgewater.

          D.W. Biegler has been Chairman and Chief Executive Officer of EEI since January 1992 and a Director since September 1991. Since May 1993 he has been Chairman and President, Chief Executive Officer of EC. He served as President and Chief Operating Officer of EC from 1991 until 1993. He was President of Lone Star Gas Company, the utility division of EC, from 1985 until 1993 and was Chairman from 1989 until 1993. Mr. Biegler is a Director of Texas Commerce Bancshares, Inc. and Trinity Industries, Inc.

          G.J. Junco has been President and Chief Operating Officer of EEI since January 1991 and a Director since 1985. He was Senior Vice President of the Land and Marketing Division from 1985 until December 1990.

          S.R. Singer has served as a Senior Vice President, Finance and Corporate Development and as Chief Financial Officer of EC since 1968.

          R.L. Kincheloe has served as Senior Vice President, Offshore and International of EEI since January 1992. Prior to that, he served as Senior Vice President, Drilling and Production Operations of EEI from 1985 until January 1992.

          B.K. Irani has served as Vice President, Production and Engineering of EEI since September 1988. He has been a Vice President of EEI since August 1984.

          F.S. Addy is the retired Executive Vice President and Chief Financial Officer, and Director of Amoco Corporation, an international integrated oil and gas company. Mr. Addy was elected to such position with Amoco in 1990 and retired as an officer and Director effective April 1, 1994. He previously served Amoco as Vice President, Finance, from 1983 to 1990, and before that served in various executive positions. He is a Director of EC; Baker, Fentress & Company; and The Pierpont Funds.

          B.A. Bridgewater, Jr. is Chairman, President and Chief Executive Officer, and a Director of Brown Group, Inc., a consumer products company with operations in footwear and specialty retailing. Mr. Bridgewater has been a Director of EC since 1987, where he serves as Chairman of the Policy and Conflicts of Interest Committee and is a member of the Audit Committee. He is a Director of Boatmen's Bancshares, Inc.; FMC Corporation; and McDonnell Douglas Corporation.

     Director Compensation

          Directors will be compensated by an annual retainer fee of $16,000 plus $1,000 for each board or committee meeting attended, with a maximum of $1,500 if more than one meeting is held on the same day. In addition, a $1,500 per annum fee is paid for services on a committee of the Board of Directors, with an additional $750 per annum paid to the chairman of a committee. Directors who are also officers of Newco do not receive any fees.

     Committees of the Board of Directors

          The Board of Directors of Newco will have an Audit Committee and a Compensation Committee to devote attention to specific subjects and to assist it in the discharge of its responsibilities.

          The functions of the Audit Committee will include meeting periodically with the independent and internal auditors; reviewing annual financial statements and the independent auditors' work and report thereon; reviewing the independent auditors' report on internal controls and related matters; selecting and recommending to the Board of Directors the appointment of the independent auditors, subject to ratification by the shareholders; reviewing the letter of engagement and statement of fees which pertain to the scope of the annual audit and certain special audit and non-audit work which may be required or suggested by the independent auditors; receiving and reviewing information pertaining to internal audits; directing and supervising special investigations; reviewing transactions between Newco and EC Companies and taking such action as it deems appropriate in order to provide reasonable assurances of fair dealings between such entities; and performing any other function deemed appropriate by the Board of Directors.

          The function of the Compensation Committee will be to establish, approve, or recommend to the Board of Directors, in those instances where their approval is required, the compensation and major items related to compensation of directors and of officers and other employees whose annual base compensation exceeds a certain amount as determined by the Board of Directors. The Committee also administers the Enserch Exploration, Inc. 1994 Stock Option Plan (the "Plan").

          Newco does not have a nominating committee. The functions customarily attributable to a nominating committee will be performed by the Board of Directors as a whole.

     Executive Compensation

          Compensation Table

          The following table sets forth the initial annual salary that Newco will pay to its Chief Operating Officer and the other executive officers who will devote substantially their full time to Newco and whose annual compensation exceeds $100,000.


          Name               Salary
          ----               ------
          G.J. Junco        $275,000
          R.L. Kincheloe     240,000
          B.K. Irani         177,000

          Any bonus, stock option, long-term compensation or other compensation to be paid by Newco to Messrs. Junco, Kincheloe and Irani after the Reorganization will be determined by the Compensation Committee of the Newco Board of Directors after the Reorganization. Such items of compensation have not been determined at this time. During 1994, Messrs. Junco, Kincheloe and Irani received bonuses for services rendered during 1993 to EEI, of $95,000, $66,000 and $13,736, respectively.

          D.W. Biegler, Chairman and Chief Executive Officer of Newco and S.R. Singer, Chief Financial Officer of Newco, each are employed and will continue to be employed in identical positions with EC and each are directly paid all of their compensation by EC. It is not presently anticipated that D.W. Biegler or S.R. Singer will receive any direct compensation from Newco in 1995. The current salaries of D.W. Biegler and S.R. Singer are $550,000 and $347,000, respectively. All other cash compensation (including bonus) paid by EC during 1994 under plans currently in effect for services rendered in 1993 for D.W. Biegler and S.R. Singer totaled $218,489 and $102,636, respectively. It is anticipated that in 1995 none of D.W. Biegler's compensation and less than $100,000 of S.R. Singer's compensation will be allocated from EC to Newco under the management cost allocation or under any other arrangement.

          None of the executive officers of Newco listed above, or any other officer or employee of Newco, will receive an increase in his total compensation as a result of the Reorganization.

          Employee Benefit Plans

          Directors and executive officers of EEI have previously been included in employee benefit plans of EC. It is anticipated that those individuals will remain under the EC employee benefit plans immediately following the Reorganization. Newco does not currently have any employee benefit plans, other than the Plan, which is described below. It is possible that after the Reorganization Newco will adopt other employee benefit plans sponsored by EC.

          The Stock Option Plan

          The Plan provides for the issuance of stock options ("Options") to officers and other key employees to purchase shares of Common Stock and the award to officers of shares that are subject to vesting based on the achievement of performance criteria ("Restricted Stock"). Under the Plan,
     (a) the option price may not be less than the fair market value of the shares on the date of grant, (b) options are exercisable in stages of 25% after one year to 100% after four years and (c) options may not be exercised after ten years from the date of grant.

          The Plan covers a maximum of 2,000,000 shares of Common Stock, subject to adjustment in the event of certain changes in the capital structure of Newco. Such shares may be authorized but unissued shares or shares held in Newco's treasury. If an Option or an award of Restricted Stock is forfeited (where the forfeiting participant received no benefits of ownership), expires or terminates before being exercised, the shares covered thereby will be available for subsequent Option or Restricted Stock awards within the maximum number stated above.

          An award of Restricted Stock may be granted under the Plan, either at no cost to the recipient or for such cost as may be required by law or otherwise as determined by the Compensation Committee of the Board of Directors. The terms and conditions of the Restricted Stock will be specified at the time of the grant. Restricted Stock may not be disposed of by the recipient until the restrictions specified in the award expire. The Compensation Committee will determine at the time of the award what rights, if any, the person to whom an award of Restricted Stock is made will have with respect to Restricted Stock during the restriction period, including the right to vote the shares and the right to receive any dividends or other distributions applicable to the shares.

                               SECURITY OWNERSHIP

          The following table sets forth information regarding the beneficial ownership of EP. No director or executive officer of EC or EEI owns any Units.


                                                          Percent     Percent
      Title of Class         Name/(1)/  Number of Units    of EP      of Class
      --------------         ---------  --------------- -----------  ----------
General Partner Interests    EEI/(2)/   N/A                  1%         100%

                             EC/(3)/    N/A                  1%         100%

Limited Partner Interests    EPPL/(4)/  101,694,162          98.2%      99.2%

                             EC/(5)/    101,694,162          98.2%      99.2%

  ------------

  (1)  The address for all entities is 300 S. St. Paul, Dallas, Texas 75201.

  (2) The general partner of EP does not have the right to vote on matters submitted to holders of Units. However, the general partner does have the ability to determine what matters are submitted to a vote and has wide discretion with respect to other matters regarding governance of EP.

  (3) Represents a 1% general partner interest held by EEI, which is a wholly owned subsidiary of EC.

  (4) EPPL is a Texas limited partnership in which Enserch Processing, Inc., a wholly owned subsidiary of EC, owns a .99% general partner interest, Lone Star Energy Company, a wholly owned subsidiary of EC, owns a .01% general partner interest, and EC owns a 99% limited partner interest. These Units may be exchanged at any time for EP Depositary Units.

  (5) Represents 101,694,162 Units owned by EPPL, which is wholly owned, either directly or indirectly, by EC.

                              CERTAIN TRANSACTIONS

     Allocations

          Prior to July 1, 1994, EP was charged for the general and administrative staff costs incurred by EC in performing accounting, treasury, internal audit, income tax planning and compliance, legal and other functions, but was not charged for the cost of higher level management (i.e. all of the elected officers of EC) of these functions. The staff costs are allocated to EP on such factors as net capital employed, the number of employees and percentage of time spent. Such charges by EC amounted to approximately $1.8 million, $1.9 million, $2.0 million and $1.1 million in 1991, 1992, 1993 and the nine months ended September 30, 1994, respectively. Effective July 1, 1994, EC began charging all of its affiliates, including EP, for the cost of management by higher level EC personnel of these functions, and such cost allocation to EP from EC was $.2 million for the third quarter of 1994. Prior to 1994, EC did not charge its affiliates for the allocated cost of management from EC because the amounts involved were not considered material to any specific business segment since they involved management of several business segments. During 1993, EEI and the other affiliates of EC eliminated positions that had performed management of these functions, which are now undertaken by EC management personnel. Also, a reorganization of EC, the last step of which was only recently concluded, resulted in divestment of two major business segments as well as elimination of several foreign operations. Thus, EC had fewer business segments over which to spread management costs, and the costs became material to the remaining segments. The management cost allocation to Newco (currently estimated to be approximately $1 million annually) is calculated in accordance with the guidelines set forth in Article Eleven of Newco's Restated Articles of Incorporation. There is no written agreement regarding this arrangement or any other services to be provided. See "MANAGEMENT--EXECUTIVE COMPENSATION."

          This management cost allocation would be charged to EP regardless of whether the Reorganization were proposed. The EP Partnership Agreement presently provides that EEI is entitled to reimbursement for its direct and allocated expenses incurred in connection with EP, although it is not entitled
  to compensation for its services as Managing General Partner.    The EP
  Partnership Agreement presently provides that all items of gain, loss and deduction, for purposes of maintaining the partners' capital accounts, are allocated in accordance with partnership interests. The EP Partnership Agreement also presently provides that current distributions, if made, are made in accordance with partnership interests. Allocations and distributions are made according to partnership interests, and do not take into account the management functions of EEI.

          There will be no cash or other distributions made by Newco to any of the EC Companies that are not made to the other shareholders of Newco.

  Restructuring of Equipment Leases

          The equipment and facilities being used by EP in developing and producing reserves in the Mississippi Canyon Block 441 Project ("MC 441") and Garden Banks Block 388 Project ("GB 388") are being financed under (i) a Master Lease Agreement dated as of April 30, 1992, between CIBC Leasing, Inc., certain financial institutions and EPO, relating to offshore production and related equipment for the MC 441 project, and (ii) the Master Lease Agreement dated as of September 30, 1992, between State Street Bank and Trust Company of Connecticut, National Association, Trustee, and EPO, relating to offshore production and related equipment for the GB 388 project (such leases, together with approximately $12.2 million of associated equipment to be financed pursuant to a modification thereof, the "Equipment Leases"). The lessors' net book value of the leased equipment at September 30, 1994 under the Equipment

  Leases is approximately $32 million for MC 441 and $235 million for GB 388.
  EC fully guarantees EPO's obligations under these arrangements. In connection with the Reorganization, all rights and obligations under the Equipment Leases will be assigned to and assumed by EEI, with Newco entering into sublease arrangements, with purchase options, with EEI. The net economic benefit to EEI of the assignment of the Equipment Leases is estimated to be approximately $12.2 million. The portion of this sum attributable to the Public Unitholders, as an economic matter, is approximately $96,000. These assets will be assigned to EEI in connection with the assignment and assumption of the Equipment Leases to EEI and will be subleased to Newco as part of the subleases described below.

          The total cost for the GB 388 equipment and facilities will be greater than the amount of the current lease financing because of costs not originally covered by the Equipment Lease, the addition of equipment, higher than expected costs for both labor and materials, design modifications and other factors. The EC Companies and EPO are currently evaluating financing options for the additional costs, including an addition to the existing lease arrangement. The total cost of the equipment and facilities is expected to be approximately $280 million.

          The equipment and facilities needed to develop MC 441 and GB 388 will be utilized by Newco under new sublease arrangements with EEI (collectively, the "Equipment Subleases"). The Equipment Subleases will provide Newco with more financial flexibility for longer terms than the Equipment Leases. Newco will have options under the Equipment Subleases to (i) purchase the subleased equipment at fixed prices based on projected fair market value as of the end of the Equipment Sublease term or (ii) extend the Equipment Subleases, for additional five year periods, on terms set at fair market value determined as of the date of extension. The Equipment Leases and Equipment Subleases each contain fixed price purchase options and options to extend the lease on terms set at fair market value determined at the dates of extension (new leases), or each can be terminated at the expiration of the lease term. The Equipment Subleases also provide that in the event the Equipment Subleases terminate without Newco having exercised its renewal or purchase options, or as a result of Newco's default thereunder, EEI will have the option to purchase Newco's interest in the MC 441 and GB 388 units at a purchase price equal to the fair market value thereof as of the date of purchase. The Equipment Leases, if terminated, require a guaranteed residual payment while the Equipment Subleases do not. A component of the payments to be made by Newco under the Equipment Subleases will be based on a floating interest rate of LIBOR plus 1.75% per annum (the "Applicable Rate"), which includes a charge of 1% per annum to compensate the EC Companies for (i) the use of their credit, (ii) the fact that the terms of the Equipment Subleases will be longer than the terms of the Equipment Leases, and (iii) the assumption by EEI of residual value risk in connection with Newco's options to purchase the subleased equipment.

          The MC 441 Equipment Sublease will provide for payments by Newco of approximately $4.5 million annually for five years, based on an estimate of the Applicable Rate. Newco will have an option to purchase the subleased equipment for approximately $5 million at the end of the five-year term.

          The GB 388 equipment will be subleased under two Equipment Subleases, one covering the floating production facility (the "FPF Sublease") and the other covering the subsea equipment, pipeline and shallow water production facility (the "Subsea Sublease"). The FPF Sublease will have a term of 20 years and will provide for payments by Newco of approximately $12.6 million annually, based on an estimate of the Applicable Rate. At the end of the fifth year of the FPF Sublease, Newco will have an option to purchase the subleased equipment for its then fair market value, estimated to be approximately $124 million, and at the end of the seventh year EEI will have the right to require Newco to purchase the subleased equipment for its then fair market value, estimated to be approximately $117 million. If neither of the events referred to in the preceding sentence has occurred by the end of the twenty-year term, Newco will have an option to purchase the subleased equipment for approximately $34 million. The Subsea Sublease will have an initial term of 12 years and will provide for payments by Newco of approximately $19 million annually, based on an estimate of the Applicable Rate. Newco will have an option to purchase the subleased equipment for approximately $46 million at the end of the sublease term.

          Newco believes that the assignment and assumption of the Equipment Leases, and the subleasing of the related equipment to Newco, including the costs associated with the Applicable Rate, are on terms no less favorable than could be obtained from unrelated parties.

  Other

          Both EP and EPO maintain separate short-term borrowing arrangements with EC to meet operating needs. Under these arrangements, EC may advance funds to EP or EPO, and EP or EPO may advance funds to EC. EPO further maintains a short-term borrowing arrangement with EEI by which EEI may advance funds to EPO and EPO may advance funds to EEI. Under all these arrangements, the aggregate amount of short-term loans available between the parties is at the lender's sole discretion, and any amounts advanced under the arrangements mature within 12 months from the date the advance is made. The interest rate is the 30-day commercial paper rate available for similar amounts on commercial paper borrowings by EC. Interest is payable monthly. These arrangements are renewed annually. At December 31, 1993 and September 30, 1994, there were approximately $27 million and $55 million of net short-term borrowings outstanding under these arrangements, respectively.

          The EC Companies have provided long-term debt financing to EP at EC's borrowing cost. The amount of such long-term debt at September 30, 1994 was $309 million.

          Net interest costs incurred by EP on affiliated borrowings were approximately $23 million, $25 million, $27 million and $18 million in 1991, 1992, 1993 and the nine months ended September 30, 1994, respectively.

          EP had sales to affiliated companies of approximately $33 million, $33 million, $109 million and $87 million in 1991, 1992, 1993 and the nine months ended September 30, 1994, respectively. In 1993, affiliated revenues included gas sales of $91 million under new contracts effective March 1, 1993 with Enserch Gas Company covering essentially all gas production not committed under existing contracts.

          Newco believes that all transactions described herein are on terms no less favorable than could be obtained with unrelated parties.

                       FEDERAL INCOME TAX CONSIDERATIONS

     Introduction

          The following section summarizes the opinion of Jackson & Walker, L.L.P., special tax counsel to EP, regarding the material federal income tax consequences of the Reorganization that should be considered by the Public Unitholders. The opinion and this summary do not, however, address or otherwise comment on all of the tax aspects of the Reorganization. The opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, current administrative rulings and court decisions, and certain factual representations by EC Companies and assumptions set forth herein. There can be no assurance that the legal authorities on which this discussion is based will not change, perhaps retroactively, or that the factual representations and assumptions underlying the opinion will be accurate. Counsel has relied upon the representations of the EC Companies without independent verification. Furthermore, there can be no assurance that the Internal Revenue Service (the "Service") will not disagree with conclusions described below, and no ruling from the Service on any aspect of the Reorganization has been or will be requested. ACCORDINGLY, PUBLIC UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE REORGANIZATION TO THEM.

  Public Unitholders

          Pre-Reorganization Operations of EP. The income and deductions of EP that accrue during the portion of 1994 prior to the Reorganization will be allocated among its partners, and these allocations and adjustments will be made in essentially the same manner as they would have been made absent the Reorganization. Each Public Unitholder's capital account and tax basis in his Units will be adjusted by these allocations. Each Public Unitholder will receive a Schedule K-1 for 1994 reflecting the income and deductions allocated to him for the portion of 1994 during which he was a Unitholder, even if he sells his Units prior to the Reorganization.

          Pre-Reorganization Sale of Units. The tax consequences to a Public Unitholder who sells Units prior to the Reorganization will not be affected by the Reorganization. The tax consequences of any such sale are as follows:

          (a) Character and Amount of Gain or Loss. A Public Unitholder will recognize both ordinary income and capital gain or loss on a sale of Units. The ordinary income component will be equal to the amount of ordinary income that would have been allocated to the Public Unitholder in respect of the Units that are sold if EP and EPO had sold all of their assets. The ordinary income element if EP and EPO had sold all of their assets would be that amount of gain which is attributable to Section 751 assets (unrealized receivables and substantially appreciated inventory), including recapture of depreciation and intangible drilling and development costs. The capital gain or loss amount will equal the difference between the amount realized from the sale of the Units (reduced by the portion resulting in ordinary income) and the Public Unitholder's adjusted tax basis in the Units that are sold (reduced by the portion allocable to the ordinary income component). If the ordinary income element realized on the sale of his Units reduces the amount realized on the sale of his Units below his tax basis, a Public Unitholder will realize a capital loss on the sale portion of his Units. A Public Unitholder's capital gain or loss will be treated as long-term capital gain or loss if the Public Unitholder owned the Units that were sold for more than one year prior to the sale and the Public Unitholder held his Units as capital assets. If the Unitholder had a holding period of one year or less, the Public Unitholder's capital gain or loss will be treated as short-term capital gain or loss. If a Public Unitholder sells less than all of his Units, for purposes of determining gain or loss on the Units sold, his adjusted basis in all of his Units held immediately prior to the sale must be allocated among the Units sold and Units retained based on the ratio of the fair market value of the Units sold over the fair market value of all his Units immediately before the sale.

          (b)  Suspended Deductions.

          A Public Unitholder may be limited in his ability to utilize previously suspended deductions and losses on a sale of his Units prior to the Reorganization. Utilization of previously suspended deductions and losses is discussed below:

               (i) Any losses previously allocated to a Public Unitholder which he has not been allowed to use through the date of sale of his Units because of the Code Section 704(d) basis limitation rule will be lost and cannot be utilized to offset any gain realized on the sale. Section 704(d) limits the use of partnership losses to a partner's adjusted basis in his partnership interest.

               (ii) Any losses previously allocated to a Public Unitholder that he has not been allowed to use because of the at-risk limitations can (subject to (b)(iii) below), under Proposed Regulation Sections 1.465-66 and 1.465-12, be used to the extent of any gain recognized on the sale of Units.

               (iii) Any losses previously allocated to a Public Unitholder that are not subject to the limitations set forth in (i) or (ii) above but that he has not been allowed to use because of the passive loss limitations ("suspended passive losses") can be used in full if the Public Unitholder sells all his Units to an unrelated person in a transaction in which all gain or loss is recognized.

               (iv) A Public Unitholder who sells less than all of his Units will be entitled to deduct suspended passive losses to the extent of any gain recognized on the sale, if the Public Unitholder is a calendar year taxpayer and sells either a portion or substantially all of his Units before the effective date of the Reorganization in 1994. Final regulations recently issued indicate that for taxable years beginning after October 4, 1994, a Public Unitholder will have to sell substantially all of his Units in order to utilize any suspended passive losses. In addition, a Public Unitholder's suspended passive losses are only deductible to the extent that the gain recognized on such a partial sale is allocable to passive activities. The portion of any such gain that is allocable to passive activities will be equal to the amount determined by multiplying the Public Unitholder's gain by a fraction, the numerator of which is the net gain that would have been allocated to the Public Unitholder if EPO had sold all of its appreciated trade or business and rental activities for their fair market value and the denominator of which is the amount of net gain that would have been allocated to the Public Unitholder if EPO had sold all of its appreciated activities, including investment activities, for their fair market value. Based upon representations of EEI, as Managing General Partner of EP, all of the Public Unitholder's gain will be properly allocable to passive activities because all of EPO's appreciated assets are used in business or rental activities and not investment activities.

          Reorganization Consequences. The material federal income tax consequences to a Public Unitholder who receives shares of Common Stock as a result of the Reorganization will be as follows:

          (a) General Non-Recognition. Public Unitholders will not recognize any gain or loss on the Reorganization, except as otherwise stated below.

          (b) Non-Recognition on Newco Contribution. EP, EEI and EC's contribution of all of their partnership interests in EPO to Newco (the "Newco Contribution") will be tax free and will be tax-free to the Public Unitholders unless (i) EP's tax basis in its partnership interest in EPO is less than EP's share of EPO's liabilities transferred to Newco, as determined pursuant to Section 752 of the Code, in which case EP will recognize gain which will be partially allocated to the Public Unitholders or (ii) a Public Unitholder's tax basis in his Units is less than his share of EPO's liabilities, as determined pursuant to Section 752 of the Code, immediately before the Newco Contribution. Based upon representations of EEI, as Managing General Partner of EP, no Public Unitholder will recognize gain on the Newco Contribution or the Reorganization.

          (c) Liquidation Premium Allocation.   In connection with the
          Reorganization, the EP Partnership Agreement is being amended to include a special allocation to the Public

          Unitholders of unrealized appreciation in EP's partnership interest in EPO (the "Liquidation Premium Allocation"), which results in positive capital account adjustments but has no effect on a Public Unitholder's tax basis. Because of the increased value attributable to the Public Unitholders' Units, the assumption by the EC Companies of all of EP's liabilities will not reduce the Public Unitholders' exchange ratio of one share of Common Stock for each Unit held. See "THE REORGANIZATION." This Liquidation Premium Allocation does not result in any material tax consequences and will not cause the Public Unitholders to recognize any gain in connection with the Reorganization. The assumption by the EC Companies as part of the Reorganization of $395 million of EP liabilities will have no tax consequences to the Public Unitholders or the EC Companies.

          (d) Tax Basis. A Public Unitholder's aggregate tax basis in all shares of Common Stock received in the Reorganization will equal the Public Unitholder's aggregate tax basis in his Units, as adjusted (i) for 1994 operations to the date of the Reorganization and (ii) by excluding any share of EP debts that a Public Unitholder had previously included in his basis in his Units. This basis will be prorated among all shares of Common Stock received by the Public Unitholder. To the extent any Common Stock distributed to a Public Unitholder results in a tax basis lower than its fair market value, gain will be recognized upon the subsequent sale or other taxable disposition of that Common Stock. Correspondingly, to the extent any Common Stock distributed to a Public Unitholder results in a tax basis greater than its fair market value, loss may be recognized upon the subsequent sale or other taxable disposition of that Common Stock.

          (e) Holding Period. For holding period purposes, each share of Common Stock will be divided into two parts. One part will be the portion of the value of the share that is attributable to EPO's Code Section 751 assets that are neither capital assets nor Section 1231 assets (ordinary income assets). The holding period for this part will begin on the day following the transfer of EPO's partnership interests. The other part will include the holding period EP has in its partnership interest in EPO. This other part will have satisfied the long-term capital gain requirement for a holding period of more than one year and will therefore qualify a portion of each share attributable to this other part for a long-term capital gain treatment when sold (assuming that the Common Stock is held as a capital asset). As a result of this multiple holding period rule, a Public Unitholder who receives Common Stock in the Reorganization has to hold each share for at least one year to insure that all gain upon its sale will be long term capital gain. The holding period that a Public Unitholder has for his Units is totally disregarded in determining the Public Unitholder's holding period for Common Stock received in the Reorganization.

          (f) Suspended Deductions. Any operating loss allocated to a Public Unitholder in prior years or during 1994 that has not been used because of the at-risk limitations cannot be used since no taxable gain will be recognized on the Reorganization. A Public Unitholder also will not be entitled to deduct suspended passive losses since no gain will be recognized by the Public Unitholders as a result of the Reorganization. Any passive losses not used may be used thereafter only as provided below under "Sale of Shares."

          Any suspended at-risk loss not so used, and any unused loss suspended by a basis limitation, will be eliminated and be unavailable to Public Unitholders thereafter in connection with a sale of Common Stock received in the Reorganization.

          (g) Sale of Shares. A Public Unitholder who receives shares of Common Stock in the Reorganization and thereafter sells those shares will recognize gain or loss equal to the difference between the amount realized on the sale and the Public Unitholder's tax basis in the shares sold. A shareholder will be able to utilize the entire amount of his suspended passive losses upon the sale of all of his Common Stock to an unrelated person in a transaction in which all gain or loss is recognized. Recently issued regulations also indicate that a pro rata portion of a shareholder's passive losses can be utilized to offset gain on the sale of Common Stock if the shareholder sells substantially all of his stock to an unrelated party. Depending on the holding period of the Common Stock (see "Holding Period" above), a shareholder will realize long or short term gain or loss upon a sale of shares.

          (h) Ownership of Shares. After the Reorganization, a shareholder will be taxed only on distributions received from Newco, if any. Nonliquidating distributions will be taxable as dividends to the extent of any current or accumulated earnings and profits of Newco. Any nonliquidating distributions in excess of the current or accumulated earnings and profits of Newco and any liquidating distributions will be treated as a tax free return of capital to the extent of the shareholder's basis in his shares of Common Stock and as capital gain to the extent of the excess, assuming that the shares are held as capital assets. Any losses incurred by Newco will not flow through to shareholders for use on their income tax returns, but instead will be used by Newco in filing its corporate income tax returns. Although, there are no statutory regulations, rulings or cases covering the point, counsel is of the opinion that a former Public Unitholder will not be entitled to use any suspended passive losses allocable to his shares to offset any dividends received from Newco.

          (i) Legislation. Under current law, a partner recognizes gain to the extent that money distributed by a partnership exceeds the basis of his partnership interest immediately before the distribution. Congress, however, has recently passed legislation that will, under certain circumstances, treat a portion of the value of the common stock distributed to a partner as a distribution of money. Absent any adverse regulations which apply retroactively, it appears that this legislation will not apply to EP's liquidating distribution of Common Stock to the Public Unitholders because the legislation does not apply to publicly traded partnership liquidations, such as the one constituting a part of the Reorganization, until after 1997. No assurance can be given, however, that the regulations, when issued, will not be retroactive and apply in a materially adverse way.

     Newco

          The Newco Contribution and Merger. The contribution by EP of a 1% limited partnership interest in EPO to Newco and Newco's contribution of that partnership interest to Newsub will both be tax free to Newco and Newsub. Thereafter, the contribution by EP, EEI and EC of the remaining partnership interests in EPO to Newco will also be tax free to Newco although such contribution will constitute a constructive termination of EPO for federal tax purposes. As a result of such constructive termination, EPO will be deemed to have distributed all of its assets and liabilities pro rata to Newco and Newsub, and Newco and Newsub will be deemed to have recontributed such assets and liabilities to a new partnership. The constructive termination and re-contribution will have no material adverse tax consequences unless the amount of cash constructively distributed to Newco and Newsub exceeds their respective tax bases in their partnership interests. If the cash distributed does exceed their respective tax bases, gain will be recognized to Newco and Newsub to the extent of such excess.

          The merger of EPO and Newsub into Newco will be treated as a transfer of assets and liabilities from EPO to Newco and from Newsub to Newco and the aggregate tax basis of Newco in the assets transferred will be equal to the tax basis that Newco and Newsub had in their respective partnership interests in EPO. Newco's tax basis in a substantial portion of its assets will generate future tax deductions for Newco.Although Public Unitholders with relatively higher bases in their Units than other Public Unitholders may be viewed (through EP's and EPO's Code Section 754 election) as having a greater share of such basis, no consideration has been given to this expected future tax benefit in arriving at the number of shares of Common Stock received by each Public Unitholder. Newco's holding period for each asset acquired in the Merger will equal the holding period that EPO had in its assets prior to the constructive termination of EPO. See "THE REORGANIZATION--BACKGROUND."

          Post-Reorganization Operations. Following the Newco Contribution, the income and deductions attributable to the assets and liabilities previously held by EPO will be included in the corporate tax return filed by Newco, and Newco will pay taxes on any taxable profits it recognizes from time to time. Additionally, net operating losses incurred by Newco after the Newco Contribution and Merger will be available to offset Newco's income in subsequent years.

     Other Taxation

          After the Newco Contribution and Merger, Newco will also be subject to state and local taxes. Counsel has not independently attempted to:

          (i) determine the state or local tax that may be imposed on EP, EPO, or Newco as a result of the Reorganization; or

          (ii) determine any tax that may be imposed on a Public Unitholder by the country, state or other jurisdiction in which he resides or is a citizen.

          THE FOREGOING DISCUSSION IS INTENDED ONLY TO BE A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION. PUBLIC UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE REORGANIZATION TO THEM.

                        DESCRIPTION OF THE CAPITAL STOCK

          The following description of the capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the more complete statements thereof set forth in Newco's Restated Articles of Incorporation, which have been attached as Exhibit D to this Prospectus/Information Statement. Newco is currently authorized by its Restated Articles of Incorporation to issue 200,000,000 shares of Common Stock, par value $1 per share, and 2,000,000 shares of Preferred Stock of no par value.

     Common Stock

          Currently, 1,000 shares of Common Stock are outstanding in the name of EPO, solely for the purpose of authorizing Newco to do business under Texas law, which will be canceled in connection with the merger of EPO into Newco.

          Subject to the rights of the holders of any Preferred Stock that may be outstanding from time to time, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors from any funds legally available therefor, to one vote for each share on all matters voted upon by shareholders, including election of directors (cumulative voting being prohibited), and to share ratably in assets available for distribution upon any liquidation. Common Stock has no preemptive rights and is not subject to redemption or to any further call or assessment.

          Generally, holders of the Common Stock are entitled to elect all members of the Board of Directors and vote upon all corporate matters. However, any Preferred Stock that may be issued in the future may have voting rights. Cumulative voting is prohibited by Newco's Restated Articles of Incorporation.

          The Transfer Agent and Registrar of the Common Stock will be Harris Trust Company of New York, New York.

     Preferred Stock

          The Common Stock will be subject and subordinate to the rights, privileges and preferences of any series of Preferred Stock to the extent set forth in the resolutions adopted by the Board of Directors establishing the series. The Preferred Stock may be divided into and issued in one or more series as the Board of Directors of Newco may determine pursuant to authority vested in it by the Articles of Incorporation. The Board of Directors may establish series of Preferred Stock by fixing and determining the designations, preferences, limitations and relative rights of the shares of the series, subject to and within the limitations of the Texas Business Corporation Act (the "TBCA") and the Restated Articles of Incorporation, including without limitation the following:

          (a) the number of shares constituting the series and the distinctive designation of that series;

          (b) the dividend rate on shares of the series, the dividend payment dates, whether dividends shall be cumulative (and, if so, from which date or dates), non-cumulative or partially cumulative, and the relative rights of priority, if any, of payment of dividends on the shares of the series;

          (c) the amount payable to the holders of shares of the series upon any voluntary or involuntary liquidation of Newco;

          (d) the preference in the assets of Newco over any other class, classes or series of shares upon the voluntary or involuntary liquidation of Newco;

          (e)  the redemption terms, if any, for the shares of the series;

          (f) the provisions of the sinking fund, if any, for the redemption or purchase of shares of the series;

          (g)  the voting rights, if any, of the shares of the series;

          (h)  the conversion rights, if any, of the shares of the series;

          (i)  the exchange rights, if any, of the shares of the series; and

          (j) any other special rights and qualifications, limitations or restrictions permitted by the TBCA to be granted to or imposed on the series.

          Any of the designations, preferences, limitations and relative rights of the shares of any series may be made dependent upon facts ascertainable outside the Restated Articles of Incorporation, which facts may include future acts of Newco, provided that the manner in which such facts shall operate upon the designations, preferences, limitations and relative rights of the shares of any series shall be set forth in the resolution or resolutions establishing the series.

          All shares within the same series of Preferred Stock will be identical except as to the date of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. The Board of Directors will have the authority to increase or decrease the number of shares within each series but may not decrease the number of shares within a series to less than the number of shares within that series that are then issued. Preferred Stock has no preemptive rights and is not subject to any further call or assessment.

     Stock Ownership Restrictions

          The Mineral Leasing Act of 1920, as amended (the "Mineral Act"), provides that citizens of another country, the laws, customs, or regulations of which deny similar or like privileges to citizens or corporations of the United States, shall not by stock ownership, stock holding, or stock control, own any interest in any gas, oil or other mineral lease acquired thereunder.

          In order to comply with the Mineral Act and any other laws which may from time to time be applicable, Article Eight of Newco's Restated Articles of Incorporation (attached as Exhibit D) authorizes the Board of Directors of Newco to adopt, alter, or amend the Bylaws of Newco to add or amend such provisions as in their judgment may be necessary or appropriate to ensure that Newco and its shareholders satisfy the citizenship or other requirements imposed by any federal or state law for the ownership, possession or leasing of gas, oil or other minerals, land, or any other property, licenses, or rights of any nature whatsoever in which Newco or any of its subsidiaries may have or hereafter have, or seek to have, any right or interest.

          Article XV of the Bylaws of Newco restricts transfers of Newco capital stock to persons who are not "Eligible Citizens" (as defined), suspends voting, dividend and distribution rights of persons who are not Eligible Citizens and provides for the redemption of capital stock held by such persons in certain circumstances.

          "Eligible Citizen" is defined in the Bylaws as any person whose ownership, holding or control of Newco capital stock would not, by reason of such person's citizenship or the citizenship of its members or owners or otherwise, (i) disqualify Newco or any of its subsidiaries from owning, acquiring, holding, possessing or leasing oil and gas and other minerals, mineral deposits, lands, vessels, or other property, licenses, or rights of any nature whatsoever in federal lands or leases under federal laws and regulations in effect from time to time or (ii) violate any other qualifications as the Board of Directors deems in its reasonable discretion are necessary or appropriate to permit Newco and its subsidiaries to engage in any other business activities for which there may be qualifications or restrictions on shareholders of Newco or any of its subsidiaries under federal or state laws. A person is an Eligible Citizen if the applicable following requirement is met: (1) for an individual, that he is native-born, naturalized or a derivative citizen of the United States; (2) for a corporation, that it is organized or existing under the laws of the United States, a state, the District of Columbia or a United States territory or possession, that at least 75% of the ownership interest in, and the voting power over, the corporation is held by Eligible Citizens, that the corporation's president or other chief executive officer and the chairman of its board of directors are United States citizens and that no more than a minority of the number of directors required to constitute a quorum are non-United States Citizens; (3) for a partnership, that all of the interests in the partnership are owned by Eligible Citizens; (4) for a trust, that each of its trustees and each of its beneficiaries is an Eligible Citizen; and (5) for an association, joint venture or other entity, that all members, venturers or other equity participants are Eligible Citizens and that such association, joint venture or other entity is capable of holding leases or other interests in federal minerals or lands under the laws of the United States.

          The Bylaws further provide that any transfer, or attempted or purported transfer, of any Newco capital stock or interests or rights therein which would result in the ownership or control thereof by one or more non-Eligible Citizens will be void and ineffective as against Newco, and Newco will not recognize the transfer, provided that the shares may be transferred to a person who is an Eligible Citizen. Newco capital stock held by non-Eligible Citizens is not entitled to dividends or other distributions or to vote so long as they are so held. Further, if in the opinion of the Board of Directors the ability of Newco to hold any of its properties, leases, rights or licenses would be prohibited or restricted, or if Newco is named or threatened to be named in any judicial or administrative proceeding, because of the nationality, citizenship, residence or other status of any shareholder, Newco may redeem the shares held by the shareholder at the then current market price and upon such terms as shall be determined by Newco's Board of Directors.

     No Previous Market for Common Stock

          At present, there is no trading market for the Common Stock. However, the NYSE has indicated to Newco that the Common Stock to be distributed to the Public Unitholders pursuant to the Reorganization will be approved for listing on the NYSE, subject to official notice of issuance. There can be no assurance that an active trading market for the Common Stock will develop, that holders of Common Stock will be able to sell their shares at favorable prices or that the trading price for a share of Common Stock will be comparable to the trading price for an EP Depositary Unit immediately before the Reorganization.

                                 LEGAL MATTERS

          The validity of the Common Stock to be issued in connection with the Reorganization will be passed upon for Newco by Jackson & Walker, L.L.P., Dallas, Texas.

                                    EXPERTS

          The financial statements as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 of EP and the financial statement as of September 1, 1994 of Newco included in this Prospectus/Information Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          The estimates of the proved reserves of gas and oil of EP and EPO made by DeGolyer and MacNaughton, independent petroleum consultants, have been included herein in reliance upon such estimates and appraisal given upon such firm's authority as experts with respect to the matters contained therein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
Newco Pro forma Financial Statements (Unaudited):
      Pro forma Balance Sheet, September 30, 1994......................   F-2
      Pro forma Statements of Operations for the Nine Months
               Ended September 30, 1994 and 1993 and for the
               Years Ended December 31, 1993, 1992 and 1991............   F-3
      Notes to Pro forma Financial Statements..........................   F-4

Enserch Exploration Partners, Ltd.:
      Condensed Statements of Income for the Nine Months
               Ended September 30, 1994 and 1993.......................   F-7
      Condensed Statements of Cash Flows for the Nine Months
               Ended September 30, 1994 and 1993.......................   F-8
      Condensed Balance Sheets, September 30, 1994.....................   F-9
      Notes to Condensed Financial Statements..........................  F-10

As of December 31, 1993:
      Independent Auditors' Report.....................................  F-11
      Statements of Operations for the Three Years Ended
               December 31, 1993.......................................  F-12
      Statements of Cash Flows for the Three Years Ended
               December 31, 1993.......................................  F-13
      Balance Sheets, December 31, 1993 and 1992.......................  F-14
      Statements of Changes in Partners' Capital for the
               Three Years Ended December 31, 1993.....................  F-15
      Notes to Financial Statements....................................  F-16

New Enserch Exploration, Inc.
      Independent Auditors' Report.....................................  F-27
      Balance Sheet, September 1, 1994.................................  F-28
      Note to Balance Sheet............................................  F-28


                                     NEWCO
                        PRO FORMA FINANCIAL STATEMENTS
                                  (Unaudited)


  The pro forma financial statements are presented based on the historical financial statements of EP, after certain eliminations and adjustments as described below. Newco is a recently formed Texas corporation which will have no substantial assets, liabilities or operations until it succeeds to the gas and oil exploration and production business of EPO.

  EPO is the operating entity underlying EP and is 99% owned by EP. EP's financial statements include the operations of EPO combined with financing activities of EP, principally related to borrowings from EC Companies for capital expenditures and payment of distributions to Unitholders. Newco represents EPO in corporate form and does not include transactions relating to EP's financing activities.

  For financial accounting purposes, the Reorganization will be treated as a reorganization of affiliated entities. Accordingly, the assets and liabilities transferred to Newco from EPO will be recorded at their historical amounts.

  The pro forma balance sheet as of September 30, 1994 has been presented as if the EPO assets and liabilities were conveyed to Newco on that date. The pro forma statements of operations assumes that the Reorganization occurred at the beginning of each period presented.

  It is also contemplated that Newco will acquire, at fair value, all other domestic gas and oil properties of the EC Companies.

  The Reorganization is more fully discussed elsewhere in this Prospectus/Information Statement. These unaudited pro forma financial statements of Newco should be read in conjunction with the historical financial statements of EP, Selected Financial and Operating Data and Managements' Discussion and Analysis of Financial Condition and Results of Operations. The unaudited pro forma financial statements are not necessarily indicative of the financial results that would have occurred had the Reorganization been consummated on the above indicated dates, nor are they necessarily indicative of future results.

                                     NEWCO
                            PROFORMA BALANCE SHEET
                              September 30, 1994

                                                                 Pro Forma Adjustments
                                                  ----------------------------------------------------------------

                                                        EC Companies       EP Balances
                                      Historical        1% interest        Not Assumed           Other
                                         EP             in EPO(a)          by Newco (b)       Adjustments           Newco
                                      ----------       ----------         -----------        -------------        ----------

                                                             (In thousands except per Unit/Share amounts)

ASSETS
- ------
Current Assets
 Cash                                 $    2,677        $     27            $     (6)          $                 $    2,698
 Accounts receivable:
   Trade                                  15,741             159                                                     15,900
   EC companies                            9,422             104                                                      9,526
 Note receivable -
   affiliated companies                                      863              85,217                                 86,080
 Other                                     2,587              27                                                      2,614
                                      ----------      ----------           ---------           ---------         ----------
   Total current assets                   30,427           1,180              85,211                                116,818
                                      ----------      ----------           ---------           ---------         ----------

Net property, plant
 and equipment                         1,091,767          11,026             (32,980)            156,000 (c)      1,225,813
Other Assets                              22,182             222             (19,531)              1,000 (e)          3,873
                                      ----------        --------           ---------           ---------         ----------

Total                                 $1,144,376        $12,428            $  32,700           $ 157,000         $1,346,504
                                      ==========        ========           =========           =========         ==========
LIABILITIES
- -----------------------------------
Current Liabilities
 Accounts payable-trade               $   57,897        $   584            $    (104)          $                 $   58,377
 Accounts payable-
   affiliated companies                   26,524            215               (5,259)                                21,480
 Temporary advances-
   affiliated companies                   54,742            557                 (336)                                54,963
 Current portion of capital lease
   obligations                                                                                     5,556 (c)          5,556
 Payable under leasing
   arrangements                           44,302            447              (44,749)
 Other                                     5,996             60                                    1,000 (e)          7,056
                                      ----------        -------             --------           ---------         ----------
   Total current
     liabilities                         189,461          1,863              (50,448)              6,556            147,432
Long-term Debt-
 EC Companies                            309,000                            (309,000)
Capital Lease Obligations
 (noncurrent portion)                                                                            150,444 (c)        150,444
Deferred Income Taxes                                                                            285,286 (d)        285,286
Other Liabilities                         27,658            279                                                      27,937
Partners' Capital/
 Shareholders Equity (f,g)               618,257         10,286              392,148            (285,286)(d,e)      735,405
                                      ----------        -------             --------           ---------         ----------

     Total                            $1,144,376        $12,428            $  32,700           $ 157,000         $1,346,504
                                      ==========        =======             ========           =========         ==========
Book Value per Unit/
 Share                                $     5.97                                                                 $     7.03
                                      ==========                                                                 ==========


                                     NEWCO
                      PRO FORMA STATEMENTS OF OPERATIONS

                                          Nine Months Ended                       Year Ended
                                            September 30                          December 31
                                     ------------------------          ----------------------------------
                                     1994               1993            1993           1992         1991
                                     -----             ------          ------         ------       ------

                                                    (In thousands, except per share amounts)

Revenues:
  Natural gas......................      $111,849      $105,244      $146,352         $118,604   $123,398
  Oil and condensate...............        21,632        26,341        34,263           41,595     49,843
  Natural gas liquids..............         1,149         3,465         3,828            6,098      1,518
  Other............................           259         1,417         2,418            1,287      1,494
                                         --------      --------      --------         --------   --------

    Total..........................       134,889       136,467       186,861          167,584    176,253
                                         --------      --------      --------         --------   --------

Costs and Expenses:
  Operating expenses...............        27,887        26,404        35,273           37,436     42,597
  Revenue related taxes............         5,550         7,335         9,710            9,223     10,215
  Depreciation and amortization....        59,287        58,696        78,163           75,824     72,912
  Write-down of gas and oil
     properties....................                                                     16,500     52,000
  General, administrative and
     other.........................        18,583        22,061        36,621           29,666     30,013
                                         --------      --------      --------         --------   --------

    Total..........................       111,307       114,496       159,767          168,649    207,737
                                         --------      --------      --------         --------   --------

Operating Income (Loss)............        23,582        21,971        27,094           (1,065)   (31,484)
Other Income (Expense) - Net.......            26             4                             (3)         2
Interest Income....................         5,285         4,440         6,147            2,795        440
Interest Expense...................          (355)       (2,646)       (8,204)            (119)    (3,870)
                                         --------      --------      --------         --------   --------
Income (Loss) before Income Taxes..        28,538        23,769        25,037            1,608    (34,912)
Income Tax (Benefit)...............         9,988         8,319         8,763              547    (11,870)
                                         --------      --------      --------         --------   --------

Net Income (Loss)..................      $ 18,550      $ 15,450      $ 16,274         $  1,061   $(23,042)
                                         ========      ========      ========         ========   ========

Net Income (Loss) per share of
  Common Stock of Newco............      $    .18      $    .15      $    .16         $    .01   $   (.22)
                                         ========      ========      ========         ========   ========

Average Common Shares Outstanding...      104,581       104,581       104,581          104,581    104,581
                                         ========      ========      ========         ========   ========

See note (h) for a reconciliation of net income of EP to pro forma net income of Newco.

                                     NEWCO
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

 (a) Adjustment to transfer the EC Companies 1% general partners' interest in the assets and liabilities of EPO in exchange for shares of Common Stock of Newco.

 (b) Adjustment for certain EP assets and liabilities not being assumed by Newco. The principal items are $309 million of long-term debt payable to EC Companies, $85 million of Notes Receivable from affiliated companies and the assets and obligations relating to leased properties (See "THE REORGANIZATION").

 (c) Effective on the transfer of EPO assets and obligations to Newco, Newco will enter into subleasing arrangements for offshore production facilities with EC Companies. One of the lease agreements will be accounted for as an operating lease, while two leases will be accounted for as capital leases with the lease obligations and related assets of approximately $156 million. Pro forma combined future minimum lease payments for the three leases are as follows (in thousands): $37,133 for 1995; $40,361 for 1996; $41,338 for 1997; $41,764 for 1998; and $41,957
       for 1999. The operating lease has a lease term of twelve years and an option to purchase the equipment under lease at the end of the lease term at estimated fair value.

 (d) To reflect deferred income taxes attributable to Newco. Since EP is a partnership, its income or loss for tax purposes is reported in the tax return of the individual partners. Newco, as a corporation, will be a taxable entity. Accordingly, the deferred tax effect of the difference in financial accounting basis and income tax basis of Newco's assets and liabilities will be recorded upon the formation of Newco.

 (e) To reflect the organization costs and related estimated liability for the expenses of the Reorganization of $1,000.

 (f) Reconciliation of Partners Capital of EP to Common Shareholders' Equity of Newco (in thousands):


        EP Partners' Capital:
        General Partners                                      $  14,612
        Limited Partners                                        603,645
                                                              ---------
         Total                                                  618,257

       1% General Partners' Interest in EPO:
        Temporary advances - EC Companies                           557
        Other                                                     9,729
                                                              ---------
          Total                                                  10,286

       EP Balances Not Assumed by Newco:
        Long-term debt - EC Companies                           309,000
        Note receivable - affiliated companies                   85,217
        Net assets under operating lease                         (7,762)
        Other                                                     5,693
                                                              ---------
          Total                                                 392,148

       Deferred Federal Income Taxes                           (285,286)
                                                              ---------
        Common Shareholders' Equity of Newco                  $ 735,405
                                                              =========

 (g) The number of shares of Common Stock to be issued in the reorganization was calculated as follows:


          General Partners' Interest in EPO                                          1,045,812
          General Partners' Interest in EP                                           1,035,354
          Limited Partnership Interest in EP                                       102,500,076
                                                                                   -----------

          Total shares of Common Stock to be issued                                104,581,242
                                                                                   -----------

          Public Unitholders hold 805,914 Units of EP (.79% of Units outstanding) and will hold 805,914 shares of Common Stock (.77% of Common Stock to be outstanding.)

 (h) The following table reconciles net income (loss) of EP to pro forma net income (loss) of Newco:


                                             Nine Months Ended                          Year Ended
                                                September 30                           December 31,
                                         --------------------------         ------------------------------------
                                           1994              1993             1993          1992           1991
                                         --------          --------         -------        ------         ------


                                                                            (In thousands)

Net income (loss) reported
 by EP                                   $ 8,020           $ 2,651           $(3,881)       $(20,265)      $(49,644)

Add 1% Minority interest in EPO(1):
 Revenues                                  1,349             1,365             1,869           1,676          1,763
 Cost and expenses                         1,113             1,143             1,597           1,671          2,062
                                         -------           -------           -------        --------       --------
 Operating income (loss) adjustment          236               222               272               5           (299)
 Interest income (expense)-net                 2                (8)              (56)              5            (39)

Effect of change in lease terms(2)           881               436               668

Management cost allocation from EC(3)       (500)             (750)           (1,000)         (1,000)        (1,000)

Interest income on note
 receivable-affiliated companies(4)        4,597             3,029             4,209           2,213            440

Eliminate interest expense
 on debt of EP(5)                         15,302            18,189            24,825          20,650         15,630
                                         -------           -------           -------        --------       --------

Pro forma income (loss) before
 income taxes                             28,538            23,769            25,037           1,608        (34,912)

Pro forma provision for income tax
 (benefit)(6)                              9,988             8,319             8,763             547        (11,870)
                                         -------           -------           -------        --------       --------

Pro forma net income (loss) of Newco     $18,550           $15,450           $16,274        $  1,061       $(23,042)
                                         =======           =======           =======        ========       ========

     (1) To include revenues and costs attributable to EC Companies' 1% interest in EPO.

     (2) The EC Companies will assume EPO's interests in and liabilities of certain offshore equipment lease arrangements, and Newco will enter into sublease arrangements for the offshore production facilities with the EC Companies. One of the lease agreements will be accounted for as an operating lease, while the other two leases will be accounted for as capital leases with the lease obligations and related assets of approximately $156 million. (See "CERTAIN TRANSACTIONS-Restructuring of Equipment Leases").

     (3) To provide for the management cost allocation to be charged by EC for management of certain corporate services. EP was charged and Newco will be charged for indirect costs (principally general and administrative costs) applicable to gas and oil operations. Prior to July 1, 1994, EP was not charged for management by EC of its operations including supervision of finance, accounting, tax and legal functions. As a separate company Newco will be charged approximately $1,000,000 annually to cover the cost of those functions. EP was charged $250 thousand for management cost allocation in the third quarter of 1994. (See "CERTAIN TRANSACTIONS-Allocations").

     (4) To include interest income on the note receivable-affiliated companies at average balances at 7.5% interest per annum.

     (5) To eliminate interest expense on long-term borrowings from an affiliated company which is not being assumed by Newco. Newco will benefit in that interest expense will not be incurred as a result of the assumption of $309 million of EP debt by EC companies in the Reorganization. EP incurred interest expense of $15.3 million and $18.2 million in the nine months ended September 30, 1994 and 1993, respectively, and $24.8 million for the year ended December 31, 1993 related to such borrowings.

     (6) To provide for income taxes on pro forma income before taxes at the applicable statutory federal rate.

                      ENSERCH EXPLORATION PARTNERS, LTD.
                  CONDENSED STATEMENTS OF INCOME (UNAUDITED)

                                                                   Nine Months Ended
                                                                     September 30
                                                               ----------------------
                                                                1994           1993
                                                               ------         -------
                                                               (In thousands except
                                                                  per Unit amount)
Revenues:
 Natural gas........................                          $110,731          $104,191
 Oil and condensate.................                            21,416            26,078
 Natural gas liquids................                             1,137             3,430
 Other..............................                               256             1,403
                                                              --------          --------

   Total............................                           133,540           135,102
                                                              --------          --------

Costs and Expenses:
 Operating expenses.................                            28,306            27,537
 Revenue related taxes..............                             5,494             7,261
 Depreciation and amortization......                            58,753            57,656
 General, administrative and other..                            17,905            21,103
                                                              --------          --------

   Total............................                           110,458           113,557
                                                              --------          --------

Operating Income....................                            23,082            21,545
Other Income-Net....................                                26                 4
Interest Expense....................                           (15,088)          (18,898)
                                                              --------          --------

Net Income..........................                             8,020             2,651
Less 1% General Partners' Interest..                                80                27
                                                              --------          --------

Income Applicable to
  Limited Partners' Interest........                          $  7,940          $  2,624
                                                              ========          ========


Net Income Per Unit.................                          $   0.08          $    .03
                                                              ========          ========


Weighted Average Units Outstanding..                           102,500           102,500
                                                              ========          ========


Distributions Declared Per Unit.....                          $                 $   .225
                                                              ========          ========

See accompanying notes.

                       ENSERCH EXPLORATION PARTNERS, LTD.
                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                    Nine Months Ended
                                                                                      September 30
                                                                                 --------------------
                                                                                  1994          1993
                                                                                 ------        ------
                                                                                      (In thousands)
OPERATING ACTIVITIES
  Net income.........................................                            $  8,020       $  2,651
  Adjustment to reconcile net income to net cash
    flows from operating activities-
    Depreciation and amortization....................                              58,753         57,656
  Cash effect of changes in current operating
    assets and liabilities...........................                              20,579         13,249
                                                                                 --------       --------

      Net cash flows from operating activities.......                              87,352         73,556
                                                                                 --------       --------


INVESTING ACTIVITIES
  Property, plant and equipment additions............                             (90,820)       (82,321)
  Other..............................................                              (5,649)       (10,768)
                                                                                 --------       --------

       Net cash flows used for investing activities..                             (96,469)       (93,089)
                                                                                 --------       --------

       Net cash flows used for operating and
          investing activities.......................                              (9,117)       (19,533)
                                                                                 --------       --------


FINANCING ACTIVITIES
  Change in temporary advances with affiliated
   companies.........................................                              27,526          8,937
  Proceeds from long-term notes payable to
   affiliated companies..............................                              11,000         24,000
  Advances under leasing arrangements................                             (19,276)         9,336
  Cash distributions paid............................                              (7,765)       (23,295)
                                                                                 --------       --------

     Net cash flows from financing activities........                              11,485         18,978
                                                                                 --------       --------

Net Increase (Decrease) in Cash......................                               2,368           (555)

Cash at Beginning of Period..........................                                 309            937
                                                                                 --------       --------

Cash at End of Period................................                            $  2,677       $    382
                                                                                 ========       ========

See accompanying notes.

                       ENSERCH EXPLORATION PARTNERS, LTD.
                            CONDENSED BALANCE SHEETS
                         (September 30, 1994 Unaudited)


                                                               September 30         December 31
                                                                   1994                1993
                                                               -----------          ----------
                                                                         (In thousands)
ASSETS
Current Assets
 Cash............................................                $    2,677         $      309
 Accounts receivable-trade.......................                    15,741             17,120
 Accounts receivable-affiliated companies........                     9,422             13,952
 Materials and supplies, at average cost.........                     1,842              1,749
 Other...........................................                       745                272
                                                                 ----------         ----------

     Total current assets........................                    30,427             33,402
                                                                 ----------         ----------

Property, Plant and Equipment (at cost)
 Gas and oil properties (full-cost method).......                 1,907,726          1,803,581
 Other...........................................                     6,270              5,947
                                                                 ----------         ----------

     Total.......................................                 1,913,996          1,809,528
 Less accumulated depreciation and amortization..                   822,229            779,217
                                                                 ----------         ----------

     Net property, plant and equipment...........                 1,091,767          1,030,311
                                                                 ----------         ----------

Other Assets.....................................                    22,182             22,590
                                                                 ----------         ----------

     Total.......................................                $1,144,376         $1,086,303
                                                                 ----------         ----------

LIABILITIES
Current Liabilities
 Accounts payable-trade..........................                $   57,897         $   67,693
 Accounts payable-affiliated companies...........                    26,524              3,531
 Temporary advances-affiliated companies.........                    54,742             27,216
 Payables under leasing arrangements.............                    44,302             30,928
 Distributions payable to unitholders............                                        7,765
 Other...........................................                     5,996              2,690
                                                                 ----------         ----------

  Total current liabilities......................                   189,461            139,823
                                                                 ----------         ----------

Long-term Debt-Affiliated Companies..............                   309,000            298,000
Deferred Royalties...............................                    26,188             28,554
Other Liabilities................................                     1,470              9,689
Partners' Capital................................                   618,257            610,237
                                                                 ----------         ----------

     Total.......................................                $1,144,376         $1,086,303
                                                                 ==========         ==========

See accompanying notes.

                      ENSERCH EXPLORATION PARTNERS, LTD.
                    Notes to Condensed Financial Statements



1. Enserch Exploration Partners, Ltd. issued 5-year promissory notes for $8 million and $3 million on January 3 and August 17, 1994, respectively payable to affiliates of ENSERCH Corporation.

2. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results of operations for the interim periods included herein have been made.

INDEPENDENT AUDITORS' REPORT



To the Partners of Enserch Exploration Partners, Ltd.:

    We have audited the accompanying balance sheets of Enserch Exploration Partners, Ltd. as of December 31, 1993 and 1992, and the related statements of operations, cash flows and changes in partners' capital for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


Dallas, Texas
February 7, 1994

                       ENSERCH EXPLORATION PARTNERS, LTD.
                            STATEMENTS OF OPERATIONS



                                                                Year Ended December 31
                                                  ----------------------------------------------
                                                     1993                1992          1991
                                                  ----------          ----------     -----------

                                                        (In thousands except per unit amounts)
Revenues:
     Natural gas (Notes 2 and 4)..................  $144,889         $117,418          $122,164
     Oil and condensate (Note 2)..................    33,920           41,179            49,344
     Natural gas liquids..........................     3,790            6,037             1,503
     Other........................................     2,393            1,274             1,479
                                                  ----------       -----------        ----------
           Total                                     184,992          165,908           174,490
                                                  ----------       -----------        ----------
Costs and Expenses:
     Operating expenses...........................    37,022           37,062            42,171
     Revenue related taxes........................     9,613            9,131            10,113
     Depreciation and amortization (Note 2).......    76,700           75,066            72,183
     Write-down of gas and oil properties (Note 2)                     16,335            51,480
     General, administrative and other............    35,271           28,384            28,728
                                                  ----------       -----------        ----------
     Total                                           158,606          165,978           204,675
                                                  ----------       -----------        ----------
Operating Income (Loss)...........................    26,386              (70)          (30,185)
Other Income (Expense) - Net......................                         (3)                2
Interest Expense (Notes 4 and 6)..................    30,267           20,192            19,461
                                                  ----------       -----------        ----------
Net Loss..........................................    (3,881)         (20,265)          (49,644)
Less 1% General Partners' Interest................       (39)            (203)             (496)
                                                  ----------       -----------        ----------
Loss Applicable to
    Limited Partners' Interest....................  $ (3,842)        $(20,062)         $(49,148)
                                                  ==========       ===========        ==========
Net Loss Per Unit.................................     $(.04)           $(.20)         $(   .48)
                                                  ==========       ===========        ==========
Weighted Average Units Outstanding................   102,500          102,500           102,500
                                                  ==========       ===========        ==========
Distributions Declared Per Unit...................      $.30             $.30              $.30
                                                  ==========       ===========        ==========

See Notes to Financial Statements.

                       ENSERCH EXPLORATION PARTNERS, LTD.
                            STATEMENTS OF CASH FLOWS

                                                                           Year Ended December 31
                                                             --------------------------------------------
                                                                1993             1992               1991
                                                              --------         --------            -------
                                                                             (In thousands)

OPERATING ACTIVITIES
  Net loss.................................................  $  (3,881)        $(20,265)           $(49,644)
  Adjustments to reconcile net loss to net cash flows:
   Depreciation and amortization (Note 2)..................     76,700           75,066              72,183
   Writedown of gas and oil properties (Note 2)............                      16,335              51,480
  Cash effect of changes in current operating assets and
   liabilities (Note 6)....................................      3,545           17,365               1,683
                                                            -----------       ----------          ----------
     Net cash flows from operating activities..............     76,364           88,501              75,702
                                                            -----------       ----------          ----------
INVESTING ACTIVITIES
  Property, plant and equipment additions..................   (113,380)         (63,223)           (115,131)
  Other....................................................    (10,760)          (5,643)              9,956
                                                            -----------       ----------          ----------
     Net cash flows used for investing activities..........   (124,140)         (68,866)           (105,175)
                                                            -----------       ----------          ----------
     Net cash flow (required for) from operating and
     investing activities..................................    (47,776)          19,635             (29,473)
                                                            -----------       ----------          ----------
FINANCING ACTIVITIES
 Change in temporary advances with affiliated companies...      32,756          (37,201)             28,497
 Proceeds from long-term notes payable to an affiliated
  company.................................................      32,000           32,000              32,000
 Advances under leasing arrangements (Note 5).............      13,453           17,475
 Cash distributions paid..................................     (31,061)         (31,061)            (31,061)
                                                            -----------       ----------          ----------
     Net cash flows from (used for) financing activities..      47,148          (18,787)             29,436
                                                            -----------       ----------          ----------
Net (Decrease) Increase in Cash...........................        (628)             848                 (37)
Cash at Beginning of Year.................................         937               89                 126
                                                            -----------       ----------          ----------
Cash at End of Year.......................................   $     309         $    937            $     89
                                                            ===========       ==========          ==========
Interest Paid (Net of Amounts Capitalized)................   $  24,791         $ 20,192            $ 17,047
                                                            ===========       ==========          ==========
See Notes to Financial Statements.

                       ENSERCH EXPLORATION PARTNERS, LTD.
                                 BALANCE SHEETS

                                                                                  December 31
                                                                         ------------------------------
                                                                              1993           1992
                                                                         -------------    -------------
                ASSETS                                                            (In thousands)
Current Assets:
  Cash................................................................    $      309       $      937
  Accounts receivable - trade (net of allowance for possible losses of
  $699 and $953)......................................................        17,120           21,679
  Accounts receivable - affiliated companies (Note 4).................        13,952            7,011
  Temporary advances - affiliated companies (net) (Notes 3 and 4).....                          5,540
  Materials and supplies, at average cost.............................         1,749            3,431
  Other...............................................................           272              335
                                                                          ----------       ----------
     Total current assets.............................................        33,402           38,933
                                                                          ----------       ----------
Property, Plant and Equipment (at cost) (Notes 2 and 7):
  Gas and oil properties (full - cost method)                              1,803,581        1,737,708
   ($82,236 and $86,005 excluded from amortization base)
  Other...............................................................         5,947            4,782
                                                                          ----------       ----------
     Total............................................................     1,809,528        1,742,490
  Less accumulated depreciation and amortization......................       779,217          749,452
                                                                          ----------       ----------
     Net property, plant and equipment................................     1,030,311          993,038
                                                                          ----------       ----------
Other Assets..........................................................        22,590            7,214
                                                                          ----------       ----------
     Total............................................................    $1,086,303       $1,039,185
                                                                          ==========       ==========

                LIABILITIES
Current Liabilities:
  Accounts payable - trade............................................    $   67,693       $   58,865
  Accounts payable - affiliated companies (Note 4)....................         3,531            7,455
  Temporary advances - affiliated companies (net) (Notes 3 and 4).....        27,216
  Distributions payable to unitholders................................         7,765            7,765
  Advances under leasing arrangements (Note 5)........................        30,928           17,475
  Other...............................................................         2,690            5,826
                                                                          ----------       ----------
     Total current liabilities........................................       139,823           97,386
                                                                          ----------       ----------
Long-term Debt - Affiliated Companies (Note 3)........................       298,000          266,000
Deferred Royalties....................................................        28,554           26,150
Other Liabilities.....................................................         9,689            4,470
Commitments and Contingent Liabilities (Note 5).......................
Partners' Capital.....................................................       610,237          645,179
                                                                          ----------       ----------
     Total............................................................    $1,086,303       $1,039,185
                                                                          ==========       ==========
See Notes to Financial Statements.


                       ENSERCH EXPLORATION PARTNERS, LTD.
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                         General                 Limited
                                         Partners                Partners               Total
                                    ----------------          -------------          ----------
                                                            (In thousands)

Balance, December 31, 1990..........        $16,203              $761,007              $777,210
Net Loss............................           (496)              (49,148)              (49,644)
Distributions Declared..............           (311)              (30,750)              (31,061)
                                    ----------------       ---------------        --------------
Balance, December 31, 1991..........         15,396               681,109               696,505
Net Loss............................           (203)              (20,062)              (20,265)
Distributions Declared..............           (311)              (30,750)              (31,061)
                                    ----------------       ---------------        --------------
Balance, December 31, 1992..........         14,882               630,297               645,179
Net Loss............................            (39)               (3,842)               (3,881)
Distributions Declared..............           (311)              (30,750)              (31,061)
                                    ----------------       ---------------        --------------
Balance, December 31, 1993..........        $14,532              $595,705              $610,237
                                    ================       ================       ==============

See Notes to Financial Statements.

                      ENSERCH EXPLORATION PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS


1.  ORGANIZATION AND CONTROL

    Enserch Exploration Partners, Ltd. ("EP"), a Texas limited partnership, was formed in 1985 to succeed to substantially all of the domestic gas and oil exploration and production business of ENSERCH Corporation ("ENSERCH"). At December 31, 1993, ENSERCH and Enserch Processing Partners, Ltd. ("Processing") owned 3,112,362 (3.0%) and 98,581,800 (96.2%), respectively, of EP's limited partnership units outstanding. The balance of 805,914 (.8%) of EP's units outstanding is held by the public. For administrative convenience, EP operates through EP Operating Limited Partnership, a Texas limited partnership ("EPO"), formerly EP Operating Company, in which EP holds a 99% limited partner's interest and the general partners own a 1% interest. Enserch Exploration, Inc. ("EEI") is the managing general partner and ENSERCH is the special general partner of EP and EPO.

    EP has no officers, directors or employees. Instead, officers, directors and employees of EEI perform all management and operating functions for EP. Neither ENSERCH nor EEI, as general partners of EP, receives any carried interests, promotions, back-ins or other compensation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation - The financial statements of EP have been prepared in conformity with generally accepted accounting principles but will not be the basis for reporting taxable income to unitholders. The proportional consolidation method is used whereby the financial statements reflect EP's 99% interest in EPO's assets, liabilities and operations. All dollar amounts except per unit amounts in the notes to financial statements are stated in thousands unless otherwise indicated.

    Natural Gas and Oil Hedging Contracts - Gains and losses from transactions to hedge against volatile product prices are deferred and included in revenues in the statements of operations during the month that the related physical sale occurs.

    Gas and Oil Properties - The full-cost method, as prescribed by the Securities and Exchange Commission (SEC), is used whereby the costs of proved and unproved gas and oil properties, together with successful and unsuccessful exploration and development costs, are capitalized. The carrying value is limited to the present value of estimated future net revenues of proved reserves, the cost of excluded properties and the lower of cost or market value of unproved properties being amortized ("full-cost ceiling"). The full-cost ceiling is calculated quarterly under current SEC rules. In March 1991, EP recorded a $51 million noncash write-down of the carrying value of its gas and oil properties due to the full-cost center ceiling limitation test.

    Dry-hole costs resulting from exploration activities are classified as evaluated costs and are included in the amortization base. Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically and a provision for impairment is made to the full-cost amortization base when appropriate. Sales of gas and oil properties are credited to capitalized costs unless the sale would have a significant impact on the amortization rate.

    In December 1992, EP recorded a $16 million noncash write-off of an idle pipeline and shallow-water production facility from an abandoned offshore project.

    As a full cost company, EP assesses future site restoration, dismantlement and abandonment costs on an overall cost center basis. At December 31, 1993, estimates of future salvage values exceed the estimated costs of site restoration, dismantlement and abandonment costs. Therefore, no accruals are required.

    Depreciation and Amortization - Amortization of evaluated gas and oil properties is computed on the unit-of-production method using estimated proved gas and oil reserves quantified on the basis of their equivalent energy content. Depreciation of other property, plant and equipment is provided principally by the straight-line method over the estimated service lives of the related assets.

    Income Taxes - EP is a partnership and, as a result, the income or loss of the partnership, which reflects differences in the timing of the deduction of certain gas and oil drilling and development costs for federal income tax purposes, is includable in the tax returns of the individual partners. Accordingly, no recognition has been given to income taxes in the financial statements of EP. The assets and liabilities reported in the financial statements of EP exceeded the federal income-tax bases by approximately $704 million and $720 million at December 31, 1993 and 1992, respectively.

    Retirement Plan - Substantially all personnel who are associated with EP are covered by an ENSERCH retirement plan and are eligible for certain health care and life insurance benefits upon retirement. Total pension costs allocated to EP were $867, $1,054, and $929 in 1993, 1992 and 1991, respectively. Post-
retirement health care and life insurance benefit costs allocated to EP were $821, $550, and $577 in 1993, 1992 and 1991, respectively. Postretirement benefits in 1993 reflect the impact of SFAS No. 106 "Employer's Accounting for Postretirement Benefits Other Than Pensions", effective in January 1993. This new standard requires the accrual of these benefits over the working life of the employee rather than charging to expense on a cash basis.

    Fair Value of Financial Instruments - The fair values of financial instruments has been estimated using valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". Determinations of fair value are based on subjective data and significant judgment relating to timing of payments and collections and the amounts to be realized. Accordingly, the estimates presented are not necessarily indicative of the amounts that EP could realize in a current market exchange.

    Management believes that the fair value of financial instruments, other than long-term debt, is not materially different than the related carrying value.
The estimated fair value for long-term debt is presented in Note 3.

3.  LINE OF CREDIT AND BORROWINGS

    Short-term Borrowing Arrangements - Both EP and EPO maintain separate short-term borrowing arrangements with ENSERCH to meet operating needs. Under these arrangements, ENSERCH may advance funds to EP or EPO, and EP or EPO may advance funds to ENSERCH. EPO further maintains a short-term borrowing arrangement with EEI by which EEI may advance funds to EPO and EPO may advance funds to EEI. Under all these arrangements, the aggregate amount of short-term loans available between the parties is at the respective lender's sole discretion, and any amounts advanced under the arrangements mature within 12 months from the date the advance is made. The interest rate is the 30-day commercial paper rate available for similar amounts on commercial paper borrowings by ENSERCH. Interest is payable monthly. These arrangements are renewed annually. At December 31, 1993, there were $27,216 of net short-term borrowings outstanding under these arrangements at an interest rate of 3.28%.

    Long-term Notes Payable - Long-term notes payable to Processing are summarized below:


                                           1993           1992
                                       ----------     ----------
9.2% Notes due 2000...................   $ 16,000       $ 16,000
9.95% Notes due 2000..................     16,000         16,000
9.9% Notes due 2000...................    170,000        170,000
9.9% Notes due 2001...................      8,000          8,000
9.8% Notes due 2001...................     16,000         16,000
9.0% Note due 2001....................      8,000          8,000
8.5% Notes due 2002...................     16,000         16,000
9.05% Notes due 2002..................      8,000          8,000
8.75% Notes due 2002..................      8,000          8,000
8.35% Notes due 2003..................      8,000
6.35% Notes due 1998..................      8,000
6.30% Notes due 1998..................      8,000
5.30% Notes due 1998..................      8,000
                                       ----------     ----------
Total                                    $298,000       $266,000
                                       ==========     ==========


     Interest on the above notes is payable semiannually on June 30 and December
31. The estimated fair value of these notes was $352 million at December 31, 1993 and $300 million at December 31, 1992. The calculation was made using a discounted cash flow approach based on the interest rates currently available to ENSERCH for debt with similar terms and remaining maturities.

4.   RELATED PARTY TRANSACTIONS

     In the ordinary course of business, EP engages in various transactions with
ENSERCH and its affiliates.   All such transactions are subject to review by the
Policy and Conflicts of Interest Committee of ENSERCH, a committee composed solely of outside directors. The Committee has found no unfair dealings between and among such parties. EP is charged for direct costs incurred by ENSERCH and EEI that are associated with managing EP's business and operations. Additionally, indirect costs (principally general and administrative costs) applicable to EP are allocated to EP by ENSERCH. Such charges amounted to $2,026, $1,927 and $1,798 in 1993, 1992 and 1991, respectively.

     EP had sales to affiliated companies (Enserch Gas Company, Lone Star Gas Company and Processing) of $108,916, $32,508 and $32,710 in 1993, 1992 and 1991,
respectively. In 1993, affiliated revenues include gas sales of $91,000 under new contracts effective March 1, 1993 with Enserch Gas Company covering essentially all gas production not committed under existing contracts.

     Net interest costs incurred on affiliated borrowings were $27,120, $25,336, and $22,872 in 1993, 1992 and 1991, respectively.

5.   COMMITMENTS AND CONTINGENT LIABILITIES

     Advances Under Leasing Arrangements - In May 1992, EP entered into an operating leasing arrangement to provide financing for its portion of the offshore platform and related facilities for the 37 1/2% owned Mississippi Canyon Block 441 project. A total of $34 million was required for the project, which was completed in early 1993. EP leased the facilities for an initial period through May 20, 1994, with an option to renew the lease, with the consent of the lessor, for up to 10 successive six-month periods. The lease has been renewed through November 20, 1994 and EP expects to renew the lease for all renewal periods. EP has the option to purchase the facilities throughout the lease periods and as of December 31, 1993, has guaranteed an estimated residual value for the facilities of approximately $27 million should the lease not be renewed. Expenses incurred under the lease in 1993 were $2.1 million. The estimated future minimum net rentals for the Mississippi Canyon operating lease are $6.3 million for 1994.

     In September 1992, EP entered into an operating lease arrangement to provide financing for the offshore platform and related facilities of its 100% owned Garden Banks Block 388 project. The lessor will fund the construction cost of the facilities quarterly, up to a maximum of $235 million. As of December 31, 1993, a total of $60 million had been advanced to EP under the lease as agent for the lessors, $31 million of which was unexpended and reflected as a current liability. EP will lease the facilities for an initial period through March 31, 1997, with the option to renew the lease, with the consent of the lessor, for up to three successive two-year periods. EP, as agent for the lessor, will acquire, construct and operate the units of leased property and has guaranteed completion of construction of the facilities. EP has the option to purchase the facilities throughout the lease periods and has guaranteed an estimated residual value for the facilities of approximately $188 million, assuming the full lease amounts are advanced and expended, should the lease not be renewed. The estimated future minimum net rentals for the Garden Banks operating lease are as follows: $4.8 million for 1994; $9.1 million for 1995; $9.1 million for 1996; and $2.3 million for 1997. Lease payments are being deferred during the construction period and will be amortized when production begins.

     At December 31, 1993, EEI had several noncancelable operating leases, principally for buildings and office space, that expire at various dates through 1998. EP bears an allocated share of rental expenses incurred by EEI under noncancelable operating leases. EP's allocated share of rental expenses (99% of EEI's rental expenses) totaled $4,985, $3,547 and $2,938 in 1993, 1992 and 1991, respectively. Future minimum rentals under such leases, of which EP would bear its proportionate share, are as follows: $1.3 million for 1994; $1.3 million for 1995; $1.4 million for 1996; $1.5 million for 1997; and $1.4 million for 1998.

     Legal Proceedings - A lawsuit was filed against EEI, ENSERCH, its utility division and EPO in the 348th Judicial District Court of Tarrant County in May 1989. Plaintiffs seek unspecified actual damages and punitive damages in the amount of $5 million. Plaintiffs allege royalties were not fully paid, certain expenses were improperly charged against the amount of royalties due, negligence in the venting of gas and liquid hydrocarbons into the air, and breach of duty of good faith and fair dealing by wrongfully concealing certain material facts concerning sales of gas from the subject leases to the utility division.

     A lawsuit was filed on February 24, 1987, in the 112th Judicial District of Sutton County, Texas, against subsidiaries and affiliates of ENSERCH, as well as its utility division. The plaintiffs have claimed that defendants failed to make certain production and minimum purchase payments under a gas-purchase contract. In this connection, the plaintiffs have alleged a conspiracy to violate purchase obligations, improper accounting of amounts due, fraud, misrepresentation, duress, failure to properly market gas and failure to act in good faith. In this case, plaintiffs seek actual damages in excess of $5 million and punitive damages in an amount equal to 0.5% of the consolidated gross revenues of ENSERCH for the years 1982 through 1986 (approximately $85 million), interest, costs and attorneys' fees.

     On December 26, 1989, a lawsuit was filed against EEI and EPO in the 130th Judicial District Court of Matagorda County, Texas. The plaintiff claims that the defendants breached an alleged contract to sell a working interest and net revenue interest in two leases located in Matagorda County. Trial of the case resulted in a jury verdict in favor of the plaintiff. Judgment was entered by the trial court on October 8, 1992, ordering EEI and EPO to convey the leases to the plaintiff and to pay damages of $3.1 million, which includes principal, prejudgment interest, attorneys' fees and costs. This judgment was appealed to the Corpus

Christi Court of Appeals on September 2, 1992. Counsel has advised that there is a reasonable basis to believe that the decision of the trial court will be reversed.

     On October 25, 1991, a lawsuit was filed against EEI, EPO and ENSERCH in the 111th District Court of Webb County Texas. Other parties have intervened. The plaintiffs and intervenors claim that the defendants' failure to reassign part of a gas and oil lease covering approximately 33,000 net mineral acres in breach of defendants' contractual reassignment obligations entitles them to recover the fair market value of the lost leasehold estate and lost overriding royalty interests. Plaintiffs and intervenors claim actual damages of approximately $3.1 million for the lost leasehold estate, and approximately $2.2 million for the lost overriding royalty interests. They also seek pre-judgment interest, attorney's fees and costs.

     Management believes that the named defendants have meritorious defenses to the claims made in these and other actions. In the opinion of management, EP will incur no liability from these and all other pending claims and suits that would be considered material for financial reporting purposes.

6.   SUPPLEMENTAL FINANCIAL INFORMATION

     Quarterly Results (Unaudited) - The results of operations by quarters are summarized below. In the opinion of EP's management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been made.

                                                                                              Quarter Ended
                                                                       -----------------------------------------------------------
                                                                        March 31         June 30      September 30   December 31
                                                                       --------------   ----------   -------------   -------------
1993:
  Revenues.............................................................    $39,755       $47,709        $47,638       $49,890
  Operating Income.....................................................      5,118         9,160          7,267         4,841   (a)
  Net Income (Loss)....................................................       (640)        2,743            548        (6,532)  (a)
  Net Income (Loss) Per Unit...........................................       (.01)          .03            .01          (.06)
1992:
  Revenues.............................................................    $41,333       $39,454        $41,224      $ 43,897
  Operating Income (Loss)..............................................      4,228         1,538          4,346       (10,182)  (b)
  Net Loss.............................................................       (610)       (3,267)          (862)      (15,526)
  Net Income Per Unit..................................................       (.01)         (.03)          (.01)         (.15)

____________________

(a) Fourth quarter 1993 operating income is after a charge of $7.1 million for pending litigation. The net loss for the fourth quarter of 1993 reflects the $7.1 million provision for litigation and, in addition, includes a $6 million provision for interest due royalty owners.

(b) Includes a $16,335 noncash write-off of an idle pipeline and shallow-water production facility from an abandoned offshore project.

   Decrease (Increase) in Current Operating Assets and Liabilities by Components is summarized below:

                                                                                 1993              1992             1991
                                                                           ----------------   --------------   --------------
Accounts Receivable....................................................        $ (2,382)         $ 10,737         $ 16,580
Materials and Supplies.................................................           1,682               833             (187)
Other Current Assets...................................................              63               891           (1,105)
Accounts Payable.......................................................           7,318             5,437          (14,654)
Other Current Liabilities..............................................          (3,136)             (533)           1,049
                                                                           ----------------   --------------   --------------
  Total................................................................        $  3,545          $ 17,365         $  1,683
                                                                           ================   ==============   ==============


Interest Costs are summarized below:
                                                                                1993              1992              1991
                                                                           ----------------   --------------   --------------
Interest Capitalized...................................................        $  4,214          $  5,262         $  6,871
Interest Charged to Expense............................................          30,267(a)         20,192           19,461
                                                                           ----------------   --------------   --------------
  Interest Costs Incurred..............................................        $ 34,481          $ 25,454         $ 26,332
                                                                           ================   ==============   ==============

(a)  Includes $6 million provision for interest due royalty owners

7.  SUPPLEMENTAL GAS AND OIL INFORMATION

  Gas and Oil Producing Activities - The following tables set forth information relating to gas and oil producing activities. Reserve data for natural gas liquids attributable to leasehold interests owned by EP are included in oil and condensate.

                                                                                                     December 31
                                                                                       -------------------------------------
                                                                                            1993                     1992
                                                                                       ------------             ------------
Capitalized Costs:
  Proved gas and oil properties.......................................................   $1,721,345               $1,651,703
  Unproved gas and oil properties.....................................................       82,236                   86,005
                                                                                       ------------             ------------
      Total...........................................................................   $1,803,581               $1,737,708
                                                                                       ============             ============
Accumulated depreciation and amortization.............................................   $  775,570               $  746,657
                                                                                       ============             ============



                                                                              Year Ended December 31
                                                          ---------------------------------------------------------------
                                                                 1993                   1992                  1991
                                                          -----------------       -----------------    ------------------
Costs Incurred:
  Property acquisition costs:
     Proved........................................              $  8,179              $   886             $    659
     Unproved......................................                12,429                8,969                9,527
  Exploration costs................................                36,397               35,030               46,901
  Developments costs...............................                62,401               16,355               62,586
                                                          -----------------       -----------------    ------------------

     Total                                                       $119,406              $61,240             $119,673
                                                          =================       =================    ==================
Amortization (per MMBtu)(a)........................              $    .91              $   .91             $    .83
                                                          =================       =================    ==================

(a)  Amortization expense per unit of production converted to a common unit of measure, millions of British thermal units (MMBtu).


    Excluded Costs - The following table sets forth the composition of capitalized costs excluded from the amortizable base as of December 31, 1993:

                                             Amounts Incurred In
                            ---------------------------------------------------
                                                                                    Total as of
                                                                        Prior       December 31,
                               1993          1992          1991         Years           1993
                            ----------     ---------     ---------     --------     ------------
Property Acquisition Costs..  $12,311       $ 5,260       $ 3,792       $18,539          $39,902
Exploration Costs...........    5,498        10,864         9,337         3,148           28,847
Interest Capitalized........    3,990         4,367         2,895         2,235           13,487
                            ----------     ---------     ---------     --------     ------------
  Total.....................  $21,799       $20,491       $16,024       $23,922          $82,236
                            ==========     =========     =========     ========     ============


  At December 31, 1993, approximately 43% of excluded costs relates to offshore activities in the Gulf of Mexico and the remainder relates to domestic onshore exploration activities. The anticipated timing of the inclusion of these costs in the amortization computation will be determined by the rate at which exploratory and development activities continue, which is expected to be accomplished within ten years.

  Gas and Oil Reserves (Unaudited) - The following table of estimated proved and proved developed reserves of gas and oil has been prepared utilizing estimates of year end reserve quantities provided by DeGolyer and MacNaughton, independent petroleum consultants. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing gas and oil properties. Accordingly, the reserve estimates are expected to change as additional performance data becomes available. Oil reserves (which include condensate and natural gas liquids attributable to leasehold interests) are stated in thousands of barrels (MBbl). Gas reserves are stated in million cubic feet (MMcf). All reserves are located in the United States.

                                                                        Oil            Gas
                                                                        MBbl           MMcf
                                                                     ----------     ----------
Proved Reserves:
     Balance, January 1, 1991.......................................   28,725        1,223,180
     Revisions of previous estimates................................     (117)         (54,709)
     Extensions, discoveries and additions..........................    1,478           57,081
     Purchase of minerals in place..................................   10,516           12,307
     Sale of minerals in place......................................      (36)            (549)
     Production.....................................................   (2,529)         (70,026)
                                                                     ----------     ----------
     Balance, December 31, 1991.....................................   38,037        1,167,284
     Revisions of previous estimates................................    1,023           (7,054)
     Extensions, discoveries and additions..........................    1,444           20,817
     Purchase of minerals in place..................................      102              198
     Sale of minerals in place......................................      (42)         (15,665)
     Production.....................................................   (2,625)         (65,161)
                                                                     ----------     ----------
     Balance, December 31, 1992.....................................   37,939        1,100,419
     Revisions of previous estimates................................    1,331           20,179
     Extensions, discoveries and additions..........................    1,292           34,549
     Purchase of minerals in place..................................        3            4,379
     Sale of minerals in place......................................      (40)          (4,042)
     Production.....................................................   (2,307)         (70,018)
                                                                     ----------     ----------
     Balance, December 31, 1993.....................................   38,218        1,085,466
     Less 1% general partners' interest in EPO......................      382           10,855
                                                                     ----------     ----------
      Net...........................................................   37,836        1,074,611
                                                                     ==========     ==========
Proved Developed Reserves:
     January 1, 1991................................................   19,245        1,035,898
     December 31, 1991..............................................   17,763          974,031
     December 31, 1992..............................................   13,552          675,844
     December 31, 1993..............................................   14,249          734,077
     Less 1% general partners' interest in EPO......................      142            7,341
                                                                     ----------     ----------
      Net...........................................................   14,107          726,736
                                                                     ==========     ==========

  Included in oil reserve estimates are natural gas liquids for leasehold interest of 931 MBbl for 1993; 789 MBbl for 1992; and 743 MBbl for 1991.


  Results of Operations for Producing Activities (excluding corporate overhead and interest costs) - are as follows:

                                              1993             1992             1991
                                            --------         --------         --------
Revenues..................................  $186,224         $164,634         $173,011
Production Costs..........................    45,684           43,132           48,374
Exploration Costs (1).....................     6,276            8,128            9,752
Depreciation and Amortization.............    75,917           74,378           71,599
Write-down of Gas and Oil Properties (2)..                                      51,480
                                            --------         --------         --------
  Net.....................................  $ 58,347         $ 38,996         $ (8,194)
                                            ========         ========         ========
- ------------------

(1) Includes internal costs that cannot be directly identified with acquisition, exploration or development activities.

(2) Excludes a $16,335 noncash write-off in 1992 of an idle pipeline and shallow water production facility from an abandoned offshore project that was not a gas and oil producing activity.

     Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas and Oil Reserve Quantities (Unaudited) - has been prepared by EP using estimated future production rates and associated production and development costs. Continuation of economic conditions existing at the balance sheet date was assumed. Accordingly, estimated future net cash flows were computed by: applying prices in contracts in effect in December to estimated future production of proved gas and oil reserves; estimating future expenditures to develop proved reserves; and estimating costs to produce the proved reserves based on average costs for the year. Average prices used in the computations were:

                                             1993            1992             1991
                                            ------         --------         ---------
Natural Gas (per Mcf).......................$ 2.38           $ 2.18           $ 2.03
Oil (per Bbl)............................... 11.68            18.16            18.35


Because of the imprecise nature of reserve estimates and the unpredictable nature of other variables used, the standardized measure should be interpreted as indicative of the order of magnitude only and not as precise amounts.


                                                 1993               1992             1991
                                           --------------      -----------        ---------
                                                               (In millions)

Future Cash Inflows........................      $3,031.6         $3,056.4         $3,041.7
Future Production and Development Costs....       1,042.8          1,039.3            980.6
                                           --------------      -----------        ---------

Future Net Cash Flows......................       1,988.8          2,017.1          2,061.1
Less 10% Annual Discount...................         886.4            908.7          1,000.7
                                           --------------      -----------        ---------

Standardized Measure of Discounted Future         1,102.4          1,108.4          1,060.4
     Net Cash Flows........................
Less 1% General Partners' Interest in EPO..          11.0             11.1             10.6
                                           --------------      -----------        ---------

     Net...................................      $1,091.4         $1,097.3         $1,049.8
                                           ==============      ===========        =========

     The following table sets forth an analysis of changes in the standardized measure of discounted future net cash flows from proved gas and oil reserves:

                                                        1993                    1992             1991
                                                  ---------------           -----------       ---------
                                                                           (In millions)

Sales and Transfers of Gas and Oil Produced, Net
  of Production Costs.............................       $(135.6)             $(114.5)          $(116.0)
Changes in Prices, Net of Production and Future
  Development Costs...............................           3.6                 20.7            (252.4)
Extensions, Discoveries, and Improved Recovery,
  Less Related Costs..............................          41.4                 22.3              47.4
Purchase of Minerals in Place.....................           9.4                   .9              84.8
Revisions of Previous Quantity Estimates..........         (29.6)                16.4             (38.3)
Sale of Minerals in Place.........................                               (4.9)              (.7)
Accretion of Discount.............................         105.1                102.4             110.3
Other.............................................           (.3)                 4.7              (4.0)
Less 1% General Partners' Interest in EPO.........           (.1)                  .5              (1.7)
                                                  ---------------           -----------       ---------
           Net....................................       $  (5.9)             $  47.5           $(167.2)
                                                  ===============           ===========       =========

INDEPENDENT AUDITORS' REPORT



NEW ENSERCH EXPLORATION, INC.:


     We have audited the accompanying balance sheet of New Enserch Exploration, Inc. as of September 1, 1994. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at September 1, 1994, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP



Dallas, Texas
September 1, 1994

                         NEW ENSERCH EXPLORATION, INC.
                                 BALANCE SHEET
                               September 1, 1994



Cash ........................................................  $1,000
                                                               ======



Shareholder's equity - Common Stock, $1.00 par value;
200,000,000 shares authorized, 1,000 shares outstanding......  $1,000
                                                               ======


                                See note below.
                                ________________

                             NOTE TO BALANCE SHEET

  New Enserch Exploration, Inc. ("Newco") was formed on September 1, 1994 to succeed to the gas and oil exploration and production business of EPO. Newco has had no operations to date and will not have significant assets, liabilities or operations until the merger with EPO is completed.

  Newco also has authorized 2,000,000 shares of Preferred Stock. See "DESCRIPTION OF THE CAPITAL STOCK."

                                                                       EXHIBIT A
                                                                       ---------
                          [Letterhead of Dean Witter
                                 appears here]



                                                 November 15, 1994


Board of Directors
Enserch Exploration, Inc.
ENSERCH Center
300 South St. Paul Street
Dallas, TX  75201

Gentlemen:

     We understand that Enserch Exploration, Inc. ("EEI"), as Managing General Partner of Enserch Exploration Partners, Ltd. ("EP" or the "Partnership") is proposing a plan of reorganization (the "Reorganization"), pursuant to which (i) New Enserch Exploration, Inc., a newly organized Texas corporation that will change its name to Enserch Exploration, Inc. ("Newco"), will acquire all of the outstanding partnership interests of EP Operating Limited Partnership ("EPO"), which is the limited partnership in which EP has a 99% limited partner interest and which holds EP's gas and oil properties, in exchange for shares of common stock of Newco, par value $1.00 per share ("Common Stock"); (ii) EPO will then be merged into Newco and (iii) EP then will be liquidated, with all partners receiving shares of Common Stock, and with ENSERCH Corporation ("EC") and its corporate subsidiaries and affiliated partnerships (collectively with EC, the "EC Companies") also receiving certain leases and the concomitant obligations of EP and retaining approximately $395 million of EP's liabilities upon the liquidation of EP. Upon the liquidation of EP and the distribution of Common Stock, holders of outstanding limited partnership interests ("Units") other than the EC Companies (the "Public Unitholders") will receive one share of Common Stock for each Unit then held, which shares of Common Stock will be traded on the New York Stock Exchange.

     You have asked us to render our opinion as to the fairness of the Reorganization to the Public Unitholders from a financial point of view.

In arriving at our opinion, we have, among other things:

     (1) Reviewed a draft of the Registration Statement to be filed by Newco with the Securities and Exchange Commission;

     (2) Reviewed the Partnership's Annual Reports on Form 10-K since inception through December 31, 1993 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994;

     (3)  Reviewed and discussed the Partnership's Reserve Report (dated January
          1,

          1994) with representatives of DeGolyer and MacNaughton, the Partnership's independent petroleum engineering firm that prepared such report (the "Reserve Report");

     (4) Reviewed historic financial and operating results of the Partnership (since its original public offering on April 23, 1985) and discussed with senior management of EEI and EC their business plans for Newco, including (i) their intention to increase the percentage ownership of Newco held by the public, (ii) their intention to reinvest Newco's cash flow in its business and (iii) their intention to maintain a significant ownership interest in Newco;

     (5) Reviewed and discussed with management financial and operating projections, including certain reserve economic forecasts, provided by EEI regarding the business plans and prospects for Newco, including its capital expenditure program and dividend policy;

     (6) Reviewed certain financial ratios, derived from financial and operating data provided by EEI management, of (i) the Partnership and
          (ii) Newco on a pro forma basis giving effect to the Reorganization;

     (7) Reviewed the historical market prices, distributions and trading volumes of the EP units;

     (8) Reviewed and contrasted the distribution rights of the Public Unitholders to those of certain other publicly traded partnerships offered subsequent to EP's original offering;

     (9) Analyzed the current marketplace receptivity for natural resource publicly traded partnerships;

     (10) Analyzed the financial and operating results of certain oil and gas exploration and production corporations which we deemed to be reasonably similar to the Partnership, and studied the marketplace for the securities, including common stock, of such prospective issuers; and

     (11) Reviewed such other financial studies, analyses and investigations as we deemed appropriate.

     In our review, and in arriving at our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by EC and EEI, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Partnership. We have also relied upon the management of EEI as to the reasonableness of and the ability to achieve the financial forecasts (which include the reserve economic forecasts) of Newco and EP as provided to us, and we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management as to the future operating performance of Newco and EP. We have assumed that the Reserve Report has been reasonably prepared and reflects the best currently available estimates and judgments of DeGolyer and MacNaughton as to the reserves and future production volumes of EP. We have also relied on the determination of EEI and its legal counsel as to the federal income tax consequences of the Reorganization to the Public Unitholders, which is described in the Prospectus/Information Statement.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Reorganization, taken as a whole, is fair to the Public Unitholders from a financial point of view.

                                                       Sincerely,

                                                       DEAN WITTER REYNOLDS INC.

                                                                       EXHIBIT B
                                                                       ---------

                                AMENDMENT NO. 5
                                      TO
                             AMENDED AND RESTATED
                                   AGREEMENT
                                      OF
                              LIMITED PARTNERSHIP
                                      OF
                       EP OPERATING LIMITED PARTNERSHIP

       This AMENDMENT NO. 5 TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (this "Amendment") is executed on December 30, 1994, to be effective as of December 30, 1994, by ENSERCH EXPLORATION HOLDINGS, INC. (the "Managing General Partner"), a Delaware corporation formerly named Enserch Exploration, Inc., ENSERCH CORPORATION (the "Special General Partner"), a Texas corporation, ENSERCH EXPLORATION PARTNERS, LTD. (the "Limited Partner"), a Texas limited partnership.

                                   RECITALS:

       A. EP Operating Limited Partnership, formerly EP Operating Company, Ltd. and EP Operating Company (the "Partnership"), was organized as a Texas limited partnership pursuant to the provisions of the Texas Uniform Limited Partnership Act (Article 6132a, Vernon's Texas Statutes) (the "Uniform Act") upon the filing with the Secretary of State of the State of Texas on March 7, 1985 of a Certificate of Limited Partnership for the Partnership and pursuant to an original Agreement of Limited Partnership. The original Agreement of Limited Partnership was amended and restated as of April 30, 1985 and was thereafter amended by Amendment No. 1 dated as of September 1, 1992, Amendment No. 2 dated as of October 23, 1992, Amendment No. 3 dated as of July 9, 1993 and Amendment No. 4 dated as of December 8, 1994 (as so amended, the "Agreement").

       B. The Managing General Partner has determined that it is in the best interests of the Partnership and the Partners that the Agreement be further amended as set forth herein and has proposed this Amendment to the Agreement. The Special General Partner and the Limited Partner have consented to this Amendment.

       NOW, THEREFORE, Managing General Partner, Special General Partner and Limited Partner hereby amend the Agreement as set forth below pursuant to
Section 14.1(a) of the Agreement:

       1.   Article X of the Agreement is amended by adding the following
Section 10.4 thereto:

            "10.4 Contributions to Newco. Any other provision of this Agreement notwithstanding, the Managing General Partner, Special

       General Partner, and Limited Partner may assign, contribute and transfer their Partnership Interests to New Enserch Exploration, Inc., a Texas corporation organized in 1994 as New Enserch Exploration, Inc. ("Newco") whose name will be changed to Enserch Exploration, Inc. in the merger with the Partnership authorized below, in exchange for shares of Newco common stock pursuant to a Contribution of Partnership Interests Agreement substantially in the form of APPENDIX `EPO-1' hereto, the execution and delivery of which on behalf of the Partnership are hereby authorized. Newco may assign, contribute and transfer a portion of such Partnership Interests to a wholly owned subsidiary of Newco and the Partnership may merge with Newco and that subsidiary pursuant to a plan of merger adopted for the Partnership by Newco as successor Managing General Partner of the Partnership, with Newco being the surviving entity of such merger. The permission to transfer Partnership Interests contained in this
       Section 10.4 does not otherwise affect or amend the restrictions on transfer contained in Section 10.1(b), which is hereby ratified."

       2. Article XIII of the Agreement is amended to amend Section 13.4 in its entirety to read as follows:

            "13.4 Distribution in Kind. Notwithstanding the provisions of Section 13.3 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if on dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and may, in its absolute discretion, distribute to the Partners, in lieu of cash, in accordance with the provisions of Sections 13.3(c) and 13.3(d), such Partnership assets as the Liquidator deems appropriate, including non pro rata distributions. Any distributions in kind shall be subject to such conditions relating to the disposition and management thereof as the Liquidator deems reasonable and equitable and to any joint operating agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt."

       3. Except as specifically amended hereby, the Agreement remains in full force and effect as written.

       IN WITNESS HEREOF, Managing General Partner, Special General Partner and

Limited Partner have caused this Amendment to be executed by their duly authorized officers on and as of the dates first above written.

                                    MANAGING GENERAL PARTNER:

                                    ENSERCH EXPLORATION HOLDINGS, INC.
                                    a Delaware corporation formerly
                                    named Enserch Exploration, Inc.
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:__________________________________

                                    Its:_________________________________

                                    SPECIAL GENERAL PARTNER:

                                    ENSERCH CORPORATION
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:__________________________________

                                    Its:_________________________________

                                    LIMITED PARTNER:

                                    ENSERCH EXPLORATION PARTNERS, LTD.
                                    300 South St. Paul
                                    Dallas, Texas 75201

                                    By:  Enserch Exploration Holdings, Inc.,
                                         Managing General Partner
                                         300 South St. Paul
                                         Dallas, Texas 75201



                                         By:_____________________________

                                         Its:____________________________

                                                                APPENDIX "EPO-1"

                CONTRIBUTION OF PARTNERSHIP INTERESTS AGREEMENT
                           (EP, EC AND EEI TO NEWCO)

       THIS CONTRIBUTION OF PARTNERSHIP INTERESTS AGREEMENT ("Contribution Agreement") is executed this 30th day of December, 1994 by ENSERCH EXPLORATION HOLDINGS, INC. ("EEI"), a Delaware corporation formerly named Enserch Exploration, Inc., ENSERCH CORPORATION ("EC"), a Texas corporation, ENSERCH EXPLORATION PARTNERS, LTD. ("EP"), a Texas limited partnership, NEW ENSERCH EXPLORATION, INC. ("Newco"), a Texas corporation organized in 1994 whose name is to be changed to Enserch Exploration, Inc. in the merger authorized in paragraph 7 below, and ENSERCH NEWSUB, INC. ("Newsub"), a Texas corporation which is a wholly owned subsidiary of Newco.


                                   RECITALS:

       A. EP Operating Limited Partnership, formerly EP Operating Company, Ltd. and EP Operating Company ("EPO"), is a Texas limited partnership existing pursuant an Amended and Restated Agreement of Limited Partnership dated as of April 30, 1985, as amended by Amendment No. 1 dated as of September 1, 1992, Amendment No. 2 dated as of October 23, 1992, Amendment No. 3 dated as of July 9, 1993, Amendment No. 4 dated as of December 8, 1994 and Amendment No. 5 dated as of December 30, 1994 (as so amended, the "EPO Partnership Agreement"). Terms used in this Contribution Agreement have the same meanings given in the EPO Partnership Agreement, unless a different definition is given in this Contribution Agreement.

       B. EEI is the Managing General Partner of EPO and EEI's Percentage Interest as Managing General Partner in EPO is 0.99%. EC is the Special General Partner of EPO and EC's Percentage Interest as Special General Partner in EPO is 0.01%. EP is the Limited Partner of EPO and EP's Percentage Interest as Limited Partner in EPO is 99%.

       C. EEI, EC and EP wish to contribute and assign their Partnership Interests in EPO to Newco in exchange for the issuance to them of Common Stock, par value $1.00 per share, of Newco ("Newco Common Stock").

       D. Newco wishes to contribute and assign a portion of the Partnership Interest in EPO assigned to it by EP to Newsub as a capital contribution to Newsub.

       E. Newco wishes to accept the contribution and assignment of EEI's, EC's and EP's Partnership Interests and Newsub wishes to accept the contribution and assignment of a portion of the Partnership Interest in EPO assigned to Newco by EP.

       NOW, THEREFORE, for valuable consideration, the parties agree as follows:

       1. ASSIGNMENTS OF PARTNERSHIP INTERESTS. The parties hereby make the following contributions and assignments of Partnership Interests in EPO. The contributions and assignments are made serially, in the order set forth in this Paragraph 1. Each contribution and assignment is deemed completed before the subsequent assignment is made. The parties specifically disclaim any intention that the contributions and assignments described in this Contribution Agreement occur simultaneously. It is the intention of the parties that the Partnership Interests assigned and contributed by this Contribution Agreement not all be owned by Newco at any one time but that at all times there be at least two persons owning such Partnership Interests.

       a. In exchange for the issuance of 1,045,812 shares of Newco Common Stock by Newco to EP, EP by these presents does CONTRIBUTE, ASSIGN, TRANSFER AND CONVEY unto Newco a one percent (1%) Partnership Interest as Limited Partner in EPO.

       b. As a contribution to the capital of Newsub, Newco by these presents does CONTRIBUTE, ASSIGN, TRANSFER AND CONVEY unto Newsub a one percent (1%) Partnership Interest as Limited Partner in EPO.

       c. In exchange for the issuance of an aggregate of 103,535,430 shares of Newco Common Stock by Newco to EP, EEI and EC, EP, EEI and EC by these presents do CONTRIBUTE, ASSIGN, TRANSFER AND CONVEY unto Newco all of (i) EP's remaining Partnership Interest as Limited Partner in EPO and (ii) EEI's Partnership Interest as Managing General Partner of EPO and EC's Partnership Interest as Special General Partner of EPO. The aggregate of 103,535,430 shares of Newco Common Stock so issued shall be apportioned between EP, EC and EEI so that the entire 104,581,242 shares of Newco Common Stock issued in connection with this Contribution Agreement are apportioned among EP, EC and EEI in accordance with the balances in their respective capital accounts in EPO at such time.

       2. ACCEPTANCE OF ASSIGNMENTS. Each assignee of a Partnership Interest hereby accepts the contribution and assignment to it of such Partnership Interest.

       3. ISSUANCE OF SHARES. Newco hereby agrees to issue shares of Newco Common Stock in consideration of the assignments and contributions described in Paragraph 1, in the amounts, at the times and with respect to the assignments and contributions described in Paragraph 1. Newco shall promptly deliver certificates representing such shares to the persons entitled thereto.

       4. WARRANTIES AND REPRESENTATIONS OF ASSIGNORS. EP, EEI and EC each warrants and represents to Newco that it has granted no other assignments or security interests in its respective Partnership Interests contributed, assigned, transferred and conveyed by this

Contribution Agreement, that it has the full right, power and authority to execute this Contribution Agreement, that all consents required for this Contribution Agreement have been obtained and that, immediately prior to its assignment thereof, it was the owner of the Partnership Interests assigned by it.

       5. WARRANTIES AND REPRESENTATIONS OF ASSIGNEES. Newco and Newsub each warrants, represents and certifies to EP, EEP, EC and Newco and to EPO that it is an Eligible Citizen.

       6. ADMISSION OF NEWCO AND NEWSUB TO THE PARTNERSHIP. Newco is hereby admitted to EPO as Managing General Partner, Special General Partner and Limited Partner, each to the extent of the Partnership Interests assigned to Newco in paragraph 1 in full substitution of EEI, EC and EP as to such interests. Newsub is hereby admitted to EPO as the Limited Partner. From and after this Assignment, EEI is no longer the Managing General Partner of EPO, EC is no longer the Special General Partner of EPO and EP is no longer the Limited Partner of EPO, and each is deemed to have withdrawn from EPO as a result of this Assignment and the admission of Newco and Newsub in their respective places as Partners.

       7. MERGER OF EPO, NEWSUB AND NEWCO. Promptly after the contributions to Newco and Newsub described in paragraph 1 and the admission of Newco and Newsub to the Partnership as described in paragraph 6, EPO and Newsub shall merge with Newco pursuant to a plan of merger adopted for the Partnership by Newco, with Newco being the surviving entity of such merger (the "Merger") and with the name of Newco being changed to Enserch Exploration, Inc. in the Merger. In the Merger the 1,000 shares of Newco Common Stock originally issued to EPO in the organization of Newco shall be cancelled.

       8. FURTHER ASSURANCES. Each party shall execute such further documentation that may reasonably be required in order to effect the contributions, assignments and issuances of shares of stock described herein.

       EXECUTED on the date set forth above.

                                    ENSERCH EXPLORATION HOLDINGS, INC.
                                    a Delaware corporation formerly
                                    named Enserch Exploration, Inc.
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:___________________________________

                                    Its:__________________________________

                                    ENSERCH CORPORATION
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:__________________________________

                                    Its:_________________________________


                                    ENSERCH EXPLORATION PARTNERS, LTD.
                                    300 South St. Paul
                                    Dallas, Texas 75201

                                    By:  Enserch Exploration Holdings, Inc.,
                                         Managing General Partner
                                         300 South St. Paul
                                         Dallas, Texas 75201



                                         By:______________________________

                                         Its:_____________________________


                                    ENSERCH EXPLORATION, INC.
                                    a Texas corporation organized
                                    in 1994 as New Enserch Exploration, Inc.
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:___________________________________

                                    Its:__________________________________

                                    ENSERCH NEWSUB, INC.
                                    300 South St. Paul
                                    Dallas, Texas 75201



                                    By:___________________________________

                                    Its:__________________________________

                                                                       EXHIBIT C
                                                                       ---------


                                AMENDMENT NO. 3
                                      TO
                             AMENDED AND RESTATED
                                   AGREEMENT
                                      OF
                              LIMITED PARTNERSHIP
                                      OF
                      ENSERCH EXPLORATION PARTNERS, LTD.

     This AMENDMENT NO. 3 TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP is executed on December 30, 1994, to be effective as of December 30, 1994, by ENSERCH EXPLORATION HOLDINGS, INC., a Delaware corporation formerly named Enserch Exploration, Inc., as the Managing General Partner and as the Special General Partner.

                                   RECITALS:

     A. Enserch Exploration Partners, Ltd. (the "Partnership") was organized as a Texas limited partnership pursuant to the provisions of the Texas Uniform Limited Partnership Act (Article 6132a, Vernon's Texas Statutes) (the "Uniform Act") upon the filing with the Secretary of State of the State of Texas on March 7, 1985 of a Certificate of Limited Partnership for the Partnership and pursuant to an original Agreement of Limited Partnership. The original Agreement of Limited Partnership was amended and restated as of April 30, 1985 and thereafter was amended by Amendment No. 1 dated as of September 1, 1992 and Amendment No. 2 dated as of August 30, 1994 (as so amended, the "Agreement").

     B. It is in the best interests of the Partnership and the Partners that the Agreement be further amended as set forth herein.

     NOW, THEREFORE, the General Partners do hereby amend the Agreement as set forth below pursuant to Section 15.1 of the First Restated Agreement:

     1. Article II of the Agreement is amended to add to the definition of the term "Operating Partnership" the following sentence:

     "The `Operating Partnership' also means all successors and assigns of the Operating Partnership, whether or not such successors and assigns are partnerships or other entities, specifically including New Enserch Exploration, Inc. (`Newco'), a Texas corporation organized in 1994 whose name is to be changed to Enserch Exploration, Inc. in the merger with the Operating Partnership contemplated in Article XVI."

     2. Article III of the Agreement is amended by adding the following sentence at the end thereof:

     "In addition to the foregoing, the purpose and business of the Partnership shall include owning the Newco Common Stock (as defined in Section 5.5(a)) and exercising all rights connected with the ownership of the Newco Common Stock."

     3. Article IV of the Agreement is amended to amend Section 4.6(a) in its entirety as follows:

          "4.6 Capital Accounts. (a) The Partnership shall maintain for each Partner a separate Capital Account. Such Capital Account shall be increased by (i) the cash amount or Net Agreed Value of all Capital Contributions made by such Partner to the Partnership pursuant to this Agreement, (ii) all items of Partnership income and gain computed in accordance with
     Section 4.6(b) and allocated to such Partner pursuant to Section 5.1, (iii) Unrealized Gain computed in accordance with, and allocated to such Partner pursuant to, Section 4.6(d), and decreased by (iv) the cash amount or Net Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to this Agreement, (v) all items of Partnership deduction and loss computed in accordance with Section 4.6(b) and allocated to such Partner pursuant to Section 5.1, and (vi) Unrealized Loss computed in accordance with, and allocated to such Partner pursuant to, Section 4.6(d)."

     9. Article IV of the Agreement is further amended to amend Section 4.6(d)(iii) in its entirety as follows:

          "(iii) In addition, immediately prior to the distribution of any Partnership property pursuant to Section 5.3(a) or Section 14.3 or 14.4, the Capital Accounts of all Partners (and the Carrying Values of all Partnership properties) shall, immediately prior to any such distribution, be adjusted (consistent with the provisions hereof and Section 704 of the Code) upwards or downwards to reflect any Unrealized Gain or Unrealized Loss attributable to all Partnership properties (as if such Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of such properties, immediately prior to such distribution, and was allocated to the Partners, at such time, pursuant to Section 5.1). In determining such Unrealized Gain or Unrealized Loss attributable to the properties, the fair market value of Partnership properties shall be determined by the Managing General Partner using such reasonable methods of valuation as it may adopt."

     5. Article V of the Agreement is amended to amend Section 5.3 in its entirety as follows:

          "5.3 Current Distributions. (a) The Managing General Partner shall review the Partnership's accounts at the end of each calendar quarter to determine whether distributions are appropriate. The Managing General Partner may make such distributions, including non pro rata distributions, as it in its discretion may determine, without being limited to current or accumulated income or gains. Such distributions may be made from Partnership revenues, Capital Contributions or Partnership borrowings. The Managing General Partner may in its sole discretion distribute to the Partners other Partnership property."

     6.   Article V of the Agreement is further amended by adding the following
Section 5.5:

          "5.5  Additional Special Allocation.  (a)  Terms used in this Section
     5.5 have the following meanings, notwithstanding any contrary definitions given in the Agreement:

                "(i)   `Affiliate Holders' means (i) EPPL and each other
          corporation or partnership that is an Affiliate of ENSERCH and is a Record Holder of Units, and (ii) the Managing General Partner and the Special General Partner as the holders of general partner interests in the Partnership.

                "(ii) `Newco' means New Enserch Exploration, Inc., a Texas corporation organized in 1994 whose name is to be changed to Enserch Exploration, Inc. in the merger with the Operating Partnership contemplated in Article XVI.

                "(iii) `Newco Common Stock' means the common stock of Newco, par value $1.00 per share.

                "(iv) `Public Unitholder' means a Record Holder of Units that is not an Affiliate Holder.

          "(b) Notwithstanding any contrary provisions of Section 5.1 or 5.2, all items of income and gain (computed in accordance with Section 4.6(b)) shall be allocated to the Public Unitholders until the aggregate amount of income and gain equals the excess of (i) the product obtained by multiplying (A) the Public Unitholders' aggregate Percentage Interest times
     (B) the fair market value of the Newco Common Stock held by the Partnership immediately prior to its liquidation (as determined by the Managing General Partner), over (ii) the Public Unitholders' aggregate capital account balance at such time (adjusted for all other allocations of income, gain, deduction or loss)."

     7. Article XIV of the Agreement is amended to amend Section 14.4 to read in its entirety as follows:

          "14.4  Distribution in Kind.  Notwithstanding the provisions of
     Section 14.3 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and may, in its absolute discretion, distribute to the Partners, in lieu of cash, in accordance with the provisions of Sections 14.3(c) and 14.3(d), such Partnership assets as the Liquidator deems appropriate, including non-prorata distributions. Any distributions in kind shall be subject to such conditions relating to the disposition and management thereof as the Liquidator deems reasonable and equitable and to any joint operating agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt."

     8. Article XIV of the Agreement is further amended by adding the following Section 14.7.

          "14.7 Plan of Liquidation. The Partnership has adopted the Plan of Liquidation attached hereto as APPENDIX `EP-1' and incorporated herein by reference. The Managing General Partner is the Liquidator for the purpose of effecting the Plan of Liquidation, and, as such, the Managing General Partner has the authority, and is hereby directed, to carry out the Plan of Liquidation and to take all actions required thereby or that the Managing General Partner believes to be in the best interests of the Partnership and in accordance with the Plan of Liquidation. To the extent the Plan of Liquidation requires or permits actions to be taken that are not otherwise authorized by Article XIV of this Agreement, the Plan of Liquidation controls and the Managing General Partner is authorized to take such actions. Without limiting the generality of the foregoing grant of authority, the Managing General Partner is authorized to make distributions of Partnership assets in kind to the Partners in accordance with the Plan of Reorganization even though the allocation may not be proportionate to the interests of the Partners."

     9. Article XVI of the Agreement is amended to amend Section 16.1(b) to add the following:

     "A Majority Interest has consented to certain amendments to the Operating Partnership Agreement and to the contribution and assignment of the partnership interests of EEI, EC and the Partnership in the Operating Partnership to Newco in exchange for Newco Common Stock, and the subsequent merger of the Operating Partnership and a subsidiary of Newco with Newco, in which Newco will be the surviving entity of such merger and the name of Newco will be changed to Enserch Exploration, Inc."

     10. Except as specifically amended hereby, the Agreement remains in full force and effect as written.

     IN WITNESS HEREOF, the General Partners have caused this Amendment to be executed by their respective officers thereunto duly authorized on and as of the dates first above written.

                                              MANAGING GENERAL PARTNER:

                                              ENSERCH EXPLORATION HOLDINGS, INC.
                                              300 South St. Paul
                                              Dallas, Texas 75201



                                              By:
                                                  -----------------------------

                                              Its:
                                                  -----------------------------


                                              SPECIAL GENERAL PARTNER:

                                              ENSERCH EXPLORATION HOLDINGS, INC.
                                              300 South St. Paul
                                              Dallas, Texas 75201



                                              By:
                                                  -----------------------------

                                              Its:
                                                  -----------------------------

                                                                 APPENDIX "EP-1"

                      ENSERCH EXPLORATION PARTNERS, LTD.
                         PLAN OF COMPLETE LIQUIDATION

     The following is the Plan of Complete Liquidation ("Plan") of ENSERCH EXPLORATION PARTNERS, LTD. (the "Partnership"), a Texas limited partnership, which will accomplish the dissolution and complete liquidation of the Partnership in conformity with the Internal Revenue Code of 1986 (the "Code") and Article XIV of the Partnership's Second Amended and Restated Agreement of Limited Partnership (as subsequently amended, the "Agreement").

     1. DEFINITIONS. Terms defined in the Agreement have the same meanings when used in this Plan unless otherwise specified herein. In addition, the following definitions apply to terms used in this Plan:

     a. "Affiliate Holders" means (i) EPPL and each other corporation or partnership that is an Affiliate of ENSERCH and is a Record Holder of EP Units, and (ii) EEI and ENSERCH as the holders of general partner interests in the Partnership.

     b. "EEI" means Enserch Exploration Holdings, Inc., a Delaware corporation, formerly named Enserch Exploration, Inc., and a wholly owned subsidiary of ENSERCH.

     c.   "Effective Date" means the date of Unitholder Approval of the Plan.

     d. "EPPL" means Enserch Processing Partners, Ltd., a Texas limited partnership in which ENSERCH directly or indirectly owns all of the general and limited partner interests.

     e. "EP-to-EPPL Note" means that certain promissory note dated as of March 11, 1994 made payable by the Partnership to EPPL in the original principal amount of $306 million.

     f. "Leases" means (i) the Master Lease Agreement dated as of September 30, 1992, between State Street Bank and Trust Company of Connecticut, National Association, Trustee, and the Operating Partnership, relating to offshore production and related equipment for use on the Garden Banks 388 offshore mineral tract, (ii) a certain Master Lease Agreement dated as of April 30, 1992, between CIBC Leasing, Inc., certain financial institutions and the Operating Partnership, relating to offshore production and related equipment for use on the Mississippi Canyon 441 offshore mineral tract and (iii) any equipment acquired by or on behalf of the Partnership or the Operating Partnership under the terms of either of the Master Lease Agreements referred to in (i) or (ii) or with a view to ultimately being made subject thereto or to a modification thereof.

     g. "Lease Rights" means the right, title and interest of the lessee in, to or under the Leases.

     h. "Liquidation Record Date" means the date set by the Managing General Partner (which may be the Effective Date) on which the holders of record of Units and general partner interests in the Partnership are determined for purposes of making the liquidating distribution of the Partnership's assets in the manner contemplated by Paragraph 8.

     i. "Newco" means New Enserch Exploration, Inc., a Texas corporation organized in 1994 whose name is being changed to Enserch Exploration, Inc. in a merger with the Operating Partnership.

     j. "Newco Common Stock" means the shares of common stock of Newco, par value $1.00 per share.

     k.   "Public Unit" means a Unit held by a Public Unitholder.

     l. "Public Unitholder" means a Record Holder of Units that is not an Affiliate Holder.

     m. "Unit" means a Depositary Unit or an EP Unit that is not on deposit with the Depositary pursuant to the Deposit Agreement.

     n. "Unitholder Approval" means the approval by a Majority Interest at a meeting of Record Holders of Units held pursuant to Article XV of the Agreement.

     2. ELECTION BY MANAGING GENERAL PARTNER. EEI, the Managing General Partner of the Partnership, has elected to dissolve the Partnership pursuant to
Section 14.1(d) of the Agreement and has determined that the complete liquidation of the Partnership following dissolution is advisable, expedient and in the best interests of the Partnership and its Partners. The Managing General Partner recommends that the Partnership be liquidated following its dissolution in accordance with the provisions of this Plan.

     3. ADOPTION OF PLAN. This Plan will be deemed to have been adopted upon Unitholder Approval.

     4. EFFECTIVE DATE. This Plan will be effective as of the Effective Date. The Partnership shall be dissolved on the date selected by Managing General Partner, which date shall be on or after the Effective Date.

     5. NEWCO. The Operating Partnership has formed Newco. The Partnership, the Managing General Partner and the Special General Partner have contributed all of their interests as limited and general partners in the Operating Partnership to Newco in exchange for an aggregate of 104,581,242 shares of Newco Common Stock.

     6. WINDING UP; CESSATION OF BUSINESS. After the Effective Date, the Partnership shall engage only in those activities that are necessary or proper to wind up its business and affairs and to distribute its assets in accordance with the Plan. The Managing General Partner shall wind up the Partnership's business and affairs, commencing on the Effective Date.

     7.   PAYMENT OF OBLIGATIONS; RESERVES.

     a. The Managing General Partner shall assume all of the Partnership's obligations in respect of the Leases.

     b. The Managing General Partner and EPPL shall each assume a portion of the remaining obligations and indebtedness of the Partnership in amounts determined by the Managing General Partner.

     c. The Partnership shall pay or discharge all known and admitted debts, liabilities and expenses of the Partnership (not otherwise assumed by the Managing General Partner or EPPL) to the fullest extent practicable, and shall establish reserves for all other obligations, including unascertained or contingent liabilities and expenses. The Managing General Partner, in its best judgment and in good faith in the light of all facts known by it at the time, shall establish reserves in the amounts the Managing General Partner considers to be sufficient to pay and discharge all remaining claims, debts, liabilities, expenses and obligations of the Partnership, including unascertained or contingent liabilities and expenses.

     8.   LIQUIDATING DISTRIBUTION OF ASSETS.

     a. Notwithstanding Sections 14.3 and 14.4 of the Agreement, but subject to the order of priorities set forth in Section 14.3 of the Agreement, upon the assumption or payment of obligations and the establishment of reserves as provided in Paragraph 7 above, the Managing General Partner shall make the following distributions to the Partners:

          (1) The Managing General Partner shall distribute 805,914 shares of Newco Common Stock to the Public Unitholders of record at the close of business on the Liquidation Record Date. The 805,914 shares of Newco Common Stock shall be distributed in kind to all such holders pro rata in relation to the number of Units held by each. Such distribution is designed to result in the Public Unitholders receiving Newco Common Stock at an exchange ratio of one share for each Unit held on the Liquidation Record Date and shall be made to the Public Unitholders at or prior to the time any distribution of Newco Common Stock is made to the Affiliate Holders on account of the liquidation of the Partnership. No fractional shares of Newco Common Stock will be distributed; Public Unitholders are instead entitled to cash payments in lieu of any fractional share equivalents.

          (2) The Managing General Partner shall distribute the Lease Rights to EEI, subject to the Lease obligations with respect thereto.

          (3) The Managing General Partner shall distribute all of the remaining Newco Common Stock not distributed or distributable pursuant to (1) above then held by or for the account of the Partnership to EEI and EPPL in relation to their respective Capital Accounts, adjusted for the liabilities assumed by them in Paragraphs 7 and 8a(2) and the Lease Rights distributed to EEI in Paragraph 8a(2).

     b. Any assets remaining in the Partnership after the distribution of Newco Common Stock referred to in a. above shall be contributed to the capital of Newco by the Managing General Partner after the payment of the obligations of the Partnership as provided in Paragraph 7.

     c. The transfer books of the Partnership will be permanently closed at the close of business on the Liquidation Record Date. Units will not be assignable or transferable on the books of the Partnership after the Liquidation Record Date except by will, intestate succession or operation of law.

     d. The Newco Common Stock to be distributed to Public Unitholders will be delivered to the Depositary to hold for delivery to each Public Unitholder entitled thereto upon the surrender to the Depositary by such Person of (i) Depositary Receipts or (ii) certificates representing the Units, registered in the name of such Person as of the close of business on the Liquidation Record Date. Any Newco Common Stock which Public Unitholders have the right to receive, but which have not been distributed to Public Unitholders because Depositary Receipts or Certificates representing such Units have not been surrendered to the Depositary, will be held by the Depositary until Depositary Receipts or Certificates representing such Units have been surrendered to the Depositary or until the Depositary has received evidence satisfactory to it, in the Depositary's sole discretion, or the Depositary has received other security or indemnity as it may require, in the Depositary's sole discretion, at which time the Depositary shall deliver to such Persons the Newco Common Stock to which the Persons are entitled. The Newco Common Stock Affiliate Holders have the right to receive will be delivered upon the surrender to the Managing General Partner of certificates representing the Units and general partner's interests held by the Affiliate Holders on the Liquidation Record Date.

     e. No Partner is entitled to receive assets as a liquidating distribution from the Partnership other than specified in a. above. The Managing General Partner is not required to make any distribution other than in accordance with the provisions of this Paragraph 8 and is not liable for implementing the Plan of Liquidation (including without limitation making the liquidating distribution in accordance with this Paragraph
          8).

     9. AUTHORITY AND AUTHORIZATIONS. Notwithstanding any other provisions of the Agreement and for purposes of this Plan, Unitholder Approval (a) constitutes approval of an election to dissolve the Partnership by the Managing General Partner as permitted by Section 14.1(c) of the Agreement and (b) constitutes approval and adoption of, and the due authorization of implementation of, this Plan in accordance with its terms. Additionally, Unitholder Approval: (x) empowers and authorizes the Managing General Partner (and its officers) to put this Plan into effect and to do and perform any and all acts and things and to make, execute, deliver and file any and all agreements, acquisitions (including the acquisition of Newco Common Stock), transfers, certificates, information returns, tax returns and other papers and documents of every kind and character as the officers of the Managing General Partner deem necessary or appropriate to implement and carry out the provisions of the Plan, including, without limitation, requiring the surrender of all Depositary Receipts or certificates representing Units or pursuant to the Plan, executing a certificate of cancellation pursuant to, and in conformity with, the provisions of the Texas Act, and causing such certificate of cancellation to be filed in the office of the Secretary of State of the State of Texas, withdrawing the authority of the Partnership to do business as a foreign limited partnership in states in which it has such authority, and doing all other things necessary or appropriate to the winding up of the Partnership including all those things provided in Sections 14.3 and 14.4 of the Agreement; and (y) constitutes a power of attorney permitting the Managing General Partner to execute on behalf of the Partners any documents that may be necessary or appropriate to accomplish any of the foregoing and any matters related thereto. The Managing General Partner has the power to authorize such variations from or amendments of the provisions of this Plan that may be necessary or appropriate to effectuate the complete liquidation of the Partnership and the distribution of its assets to the holders of Units in accordance with the applicable sections of the Code, the Texas Act and all other applicable laws. The Partnership shall indemnify the Managing General Partner and its shareholders, officers and directors and the liability of the Managing General Partner and its shareholders, directors and officers is limited, in the manner and to the extent provided in the Agreement or in this Plan.

     10. RETURNS AND REPORTS. Without limitation of the foregoing provisions, the Managing General Partner shall cause the final income tax returns of the Partnership to be executed and filed along with all other returns, reports and other instruments, together with the additional information required by the applicable regulations, and all other related documents and information required to be filed by reason of, or determined by the managing general Partner, in its sole discretion, to be necessary or appropriate in connection with, the Plan and the complete liquidation of the Partnership.

     11. REGULATORY APPROVALS. Implementation and completion of the Plan by the Managing General Partner is subject to any regulatory approvals for the Plan having been obtained.

     12. TERMINATION. The Plan may be terminated by the Managing General Partner at any time that it deems the termination to be in the best interests of the Partnership or the partners, even though the Plan already may have been implemented in part and without the consent or approval of any other partner.

                                                                       EXHIBIT D
                                                                       ---------

                      RESTATED ARTICLES OF INCORPORATION
                                      OF
                         NEW ENSERCH EXPLORATION, INC.


                                  SECTION ONE

     New Enserch Exploration, Inc., pursuant to the provisions of Article 4.07 of the Texas Business Corporation Act, hereby adopts Restated Articles of Incorporation which accurately copy the Articles of Incorporation and all amendments thereto that are in effect to date and as further amended by such Restated Articles of Incorporation as hereinafter set forth and which contain no other change in any provision thereof.

                                  SECTION TWO

     The Restated Articles of Incorporation restate and integrate and further amend the Articles of Incorporation heretofore in effect by substituting for the provisions of such Articles of Incorporation in their entirety the provisions of the Restated Articles of Incorporation, the text of which is set forth below in SECTION FIVE of these Restated Articles of Incorporation. The further amendments effected by the Restated Articles of Incorporation affect the following articles of the Restated Articles of Incorporation: Article Four (authorized shares); Article Eight (bylaws); and Article Eleven (interested directors, officers and security holders).

                                 SECTION THREE

     Each such amendment made by these Restated Articles of Incorporation has been effected in conformity with the provisions of the Texas Business Corporation Act and such Restated Articles of Incorporation and each such amendment made by the Restated Articles of Incorporation were duly adopted by the shareholders of the Company on October 3, 1994.

                                 SECTION FOUR

     The number of share outstanding was 1,000, and the number of shares entitled to vote on the Restated Articles of Incorporation as so amended was 1,000, the holders of all of which have signed a written consent to the adoption of such Restated Articles of Incorporation as so amended.

                                 SECTION FIVE

     The Articles of Incorporation and all amendments and supplements thereto are hereby superseded by the following Restated Articles of Incorporation which accurately copy the entire text thereof and as amended as above set forth:

                                  ARTICLE ONE

     The name of the Company is NEW ENSERCH EXPLORATION, INC.

                                  ARTICLE TWO

     The period of its duration is perpetual.

                                 ARTICLE THREE

     The purposes for which the Company is organized are:

            (1) To engage in all phases of the oil and gas business and related activities, including, but not by way of limitation, engaging in exploration, drilling, development, and production of oil and gas properties;

            (2) To store, transport, buy and sell, oil, gas, salt, brine and other mineral solutions and liquefied minerals;

            (3) To explore for, produce, purchase and sell, store, process and manufacture, transport and distribute oil, gas and all other minerals;

            (4) To manufacture, produce, purchase or otherwise acquire, sell or dispose of, distribute, mortgage, pledge, lease, repair, install, operate, deal in and with, whether as principal or agent, products, goods, appliances, wares, merchandise, fixtures, plants, structures, machinery, and materials of every kind and description, to lend money for the carrying out of such purposes, and to take and hold real and personal property for the payment of such funds so loaned; and

            (5) To transact any or all lawful business for which corporations may be incorporated under the Texas Business Corporation Act, as amended and in effect from time to time (the "TBCA").

                                 ARTICLE FOUR

     (A) Authorized Capital Stock: The aggregate number of shares of all classes of stock which the Company shall have authority to issue is 202,000,000 consisting of and divided into:

     (i) one class of 200,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"); and

     (ii) one class of 2,000,000 shares of Preferred Stock, of no par value (the "Preferred Stock"), which may be divided into and issued in one or more series, as hereinafter provided.

     (B) Series: The Preferred Stock may be divided into and issued in, at any time and from time to time, one or more series as the Board of Directors of the Company shall determine pursuant to the authority hereby vested in it. The Board of Directors shall have the authority to establish series of unissued shares of Preferred Stock, at any time and from time to time, by fixing and determining the designations, preferences, limitations and relative rights of the shares of the series, subject to and within the limitations of the TBCA and the Articles of Incorporation, including without limitation the following:

     (a) the number of shares constituting the series and the distinctive designation of that series;

     (b) the dividend rate on shares of the series, the dividend payment dates, whether dividends shall be cumulative (and, if so, from which date or dates), non-cumulative, or partially cumulative, and the relative rights of priority, if any, of payment of dividends on the shares of the series;

     (c) the amount payable to the holders of shares of the series upon any voluntary or involuntary liquidation of the Company;

     (d) the preference in the assets of the Company over any other class, classes or series of shares upon the voluntary or involuntary liquidation of the Company;

     (e) whether the shares of the series are redeemable at the option of the Company, the shareholder or another person or upon occurrence of a designated event and, if so, the price payable upon redemption of shares of the series and the terms and conditions on which such shares are redeemable;

     (f) the provisions of the sinking fund, if any, for the redemption or purchase of shares of the series;

     (g)     the voting rights, if any, of the shares of the series;

     (h) the terms and conditions, if any, on which such shares may be converted, at the option of the Company, the shareholder or another person or upon occurrence of a designated event, into shares of any other class or series;

     (i) the terms and conditions, if any, on which such shares may be exchanged, at the option of the Company, the shareholder or another person or upon occurrence of a designated event, for shares, obligations, indebtedness, evidences of ownership, rights to purchase securities or other securities of the Company or one or more other domestic or foreign corporations or other entities or for other property or for any combination of the foregoing; and

     (j) any other special rights and qualifications, limitations or restrictions permitted by the TBCA to be granted to or imposed on the series.

     Any of the designations, preferences, limitations and relative rights of the shares of any series so established may be made dependent upon facts ascertainable outside the Articles of Incorporation, which facts may include future acts of the Company, provided that the manner in which such facts shall operate upon the designations, preferences, limitations and relative rights of the shares of any series shall be set forth in the resolution or resolutions establishing the series.

     All shares within the same series of Preferred Stock shall be identical except as to the date of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. The Board of Directors shall have the authority to increase or decrease the number of shares within each series of Preferred Stock; provided, however, that the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued.

     (C) Preemptive Rights. No shareholder of the Company shall by reason of the shareholder's holding shares of any class or series have any preemptive or preferential right to purchase or subscribe to any shares of any class or series of the Company, now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class or series, now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such shareholders, other than such rights, if any, as the Board of Directors in its discretion may fix; and the Board of Directors may issue shares of any class or series of the Company, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class or series, without offering any such shares of any class or series, either in whole or in part, to the existing shareholders of any class or series.

     (D) Subordination of Common Stock: The Common Stock shall be subject and subordinate to the rights, privileges and preferences of any series of Preferred Stock to the extent set forth in the resolution adopted by the Board of Directors establishing the series.

     (E)   Other Provisions Applicable to Capital Stock:

     (a) Each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided by the TBCA or as set forth in the resolutions adopted by the Board of Directors establishing any series of Preferred Stock.

     (b) At each election for directors, every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote; provided that cumulative voting in the election for directors is prohibited.

     (c) In the event of any dissolution, liquidation or winding up of the Company, but subject to the rights of the holders of any series of Preferred Stock, holders of

           Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders.

     (d) Any action required by the TBCA to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders or shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

     (e) Subject to the rights of the holders of Preferred Stock as set forth in the resolutions adopted by the Board of Directors establishing any series of Preferred Stock, dividends may be paid upon Common Stock to the exclusion of Preferred Stock out of any assets of the Company available therefor.

                                 ARTICLE FIVE

     The Company will not commence business until it has received for the issuance of its shares consideration of the value of at least One Thousand Dollars ($1,000.00) consisting of money, labor done, or property actually received.

                                  ARTICLE SIX

     The street address of its initial registered office is 300 South St. Paul, Dallas, Texas 75201, and the name of its initial registered agent at such address is Michael G. Fortado.

                                 ARTICLE SEVEN

     Subject to the provisions of Article Four, the number of directors constituting the initial Board of Directors is two (2), subject to being increased or decreased as the Bylaws of the Company may provide. The names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until their successors be elected and qualified are:

            D. W. Biegler            300 South St. Paul
                                     Dallas, Texas  75201

            G. J. Junco              Energy Square II
                                     4849 Greenville Avenue
                                     Dallas, Texas  75206

                                 ARTICLE EIGHT

     (A) Power to Alter, Amend or Repeal Bylaws. The power to alter, amend or repeal the Bylaws or to adopt new Bylaws shall be vested in the Board of Directors; provided however that any Bylaw or amendment thereto as adopted by the Board of Directors may be altered, amended or repealed by vote of the shareholders entitled to vote for the election of directors or a new Bylaw in lieu thereof may be adopted by vote of such shareholders. No Bylaw that has been altered, amended or adopted by such a vote of the shareholders may be altered, amended or repealed by vote of the directors until two years shall have expired since such action by vote of such shareholders.

     (B) Stock Ownership Restrictions. The Board of Directors of the Company shall have the power and authority, from time to time, to adopt, alter or amend the Bylaws of the Company to add or amend such provisions as in their judgment may be necessary or appropriate to ensure that the Company and its shareholders satisfy the citizenship or other requirements imposed by any federal or state law relating to the ownership, possession or leasing of gas, oil or other minerals, land, vessels or any other property, licenses or rights of any nature whatsoever in which the Company or any of its subsidiaries may have or hereafter have, or seek to have, any right or interest. Without limiting such general powers, the Board of Directors shall have the power and authority, from time to time, to adopt, alter or amend the Bylaws to add or amend provisions which for such purpose impose restrictions on the transfer or registration of transfer of the shares of the Company, including, without limitation, restrictions which:

           (1) obligate the holders of the restricted shares to offer to the Company or to any other holders of shares of the Company or to any other person or to any combination of the foregoing, a prior opportunity, to be exercised within a reasonable time, to acquire the restricted shares;

           (2) provide that the Company or the holders of any class of shares of the Company must consent to any proposed transfer of the restricted shares or approve the proposed transferee of the restricted shares before the transfer may be effected;

           (3) prohibit the transfer of the restricted shares to designated persons or classes of persons; or

           (4) maintain any tax or other status or advantage to the Company.

                                 ARTICLE NINE

     To the fullest extent permitted by law, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for any act or omission in his capacity as a director. Any repeal or modification of this Article shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of the Company existing at the time of the repeal or modification.

                                  ARTICLE TEN

     The name and address of the incorporator are:

     W. T. Satterwhite..............................300 South St. Paul
                                                    Dallas, Texas  75201

                                ARTICLE ELEVEN

              INTERESTED DIRECTORS, OFFICERS AND SECURITYHOLDERS

     (A) Validity. A contract or other transaction between the Company and ENSERCH Corporation ("EC"), or any subsidiary or other corporation, partnership, limited liability company or other entity in which EC is directly or indirectly interested (collectively with EC, an "EC Person"), shall not be invalid because of this relationship or because of the presence of a director, officer or securityholder of an EC Person at the meeting authorizing the contract or transaction, or such person's participation or vote in the meeting or authorization or in a unanimous or other written consent thereto, if the contract or other transaction is effected in accordance with any of paragraphs
(B), (C), (D), (E), (F), (G), or (H) below.

     (B)  Disclosure; Approval; Fairness. Paragraph (A) shall apply if:

           (1) the material facts of the relationship or interest of each EC Person or such director, officer or securityholder are known or disclosed:

                      (a) to the Board of Directors of the Company, or a committee of the Board of Directors, and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present; or

                      (b) to the shareholders of the Company and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such EC Person or other interested person to be counted for quorum and voting purposes; or

           (2) the contract or transaction is fair to the Company as of the time it is authorized or ratified by the Board of Directors or the shareholders of the Company.

     (C) Loans from or to an EC Person.

           (1) Any EC Person may lend to the Company funds needed by the Company for such periods of time as may be determined by the Board of Directors of the Company or otherwise in accordance with the Bylaws of the Company; provided, however, that such EC Person may not charge the Company interest at a rate greater than the lesser of (i) the EC Person's actual average interest cost (including points or other financing charges or fees, if any), or (ii) the rate (including points or other financing charges or fees) that would be charged the Company (without reference to the Company's financial abilities or guaranties) by unrelated lenders on comparable loans. The Company shall reimburse the EC Person for any costs incurred by the EC Person in connection with the borrowing of funds obtained by the EC Person and loaned to the Company.

          (2) The Company may lend funds to any EC Person; provided however that the Company may not charge interest at a rate lesser than the rate (including points or other financing charges or fees) that would be charged the EC Person (without reference to third parties' financial abilities or guaranties) by unrelated lenders on comparable loans.

     (D) Common Personnel. Officers, directors, employees, attorneys and agents of the Company may also serve as directors, officers, employees, attorneys or agents of an EC Person, provided that the Company and the EC Person shall each compensate its directors, officers, employees, attorneys and agents in respect of the services performed for it, unless a compensation sharing arrangement has been effected in accordance with paragraph (B).

     (E) IntraCompany Transactions. EC Persons may sell gas, oil, goods and services to, and may purchase gas, oil, goods and services from, the Company, provided that such transactions shall be (i) on terms comparable to those effected with unaffiliated persons or (ii) effected in accordance with paragraph
(B).

     (F) Services Provided by an EC Person. An EC Person may provide the Company with certain services including, but not limited to, the following: accounting and treasury, internal audit, human resources (such as training, employment and salary and benefit plan administration), tax planning and compliance, legal, financial management, corporate development and planning, investor relations, information systems, materials management, risk and claims management and office services and the management of these functions. The Company shall reimburse each EC Person for the direct and indirect costs incurred in connection with the furnishing of such services to the Company. Costs shall be determined on a basis reasonably calculated to reflect the actual costs of the services performed by such EC Person and may include allocations based on such factors as net capital employed, the number of employees or the percentage of time spent on projects or services.

     (G) Purchase or Sale of Shares. An EC Person may purchase or otherwise acquire and sell or otherwise dispose of shares or other securities of the Company for its own account (i) in transactions with persons other than the Company or (ii) in transactions with the Company effected in accordance with paragraph (B).

     (H) Outside Activities. Any EC Person shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, may engage in the acquisition, ownership, operation and management of working, nonparticipating or other interests or royalties in gas and oil properties, and any other businesses or activities, including business interests and activities in direct competition with the Company, for their own account and for the account of others, and may own interests in the same properties as those in which the Company owns an interest, without having or incurring any obligation to offer any interest in such properties, businesses or activities to the Company. Neither the Company nor any of its shareholders shall have any preferential or other right to acquire any interest or participate in any business venture of any EC Person.

     (I) Non-Exclusive. This provision shall not be construed to invalidate a contract or transaction that would be valid in the absence of this provision.

Dated this 31st day of October, 1994.


                                       NEW ENSERCH EXPLORATION, INC.



                                       By:/s/ Gary J. Junco,
                                           President

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


     Item 20.  Indemnification of Directors and Officers.

          Newco's Articles of Incorporation provide that, to the fullest extent permitted by Texas law, directors of Newco will not be liable to Newco or its shareholders for monetary damages for any act or omission occurring in their capacity as a director. Texas law does not currently authorize the elimination or limitation of the liability of a director to the extent the director is found liable for (i) any breach of the director's duty of loyalty to Newco or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director of Newco or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) acts or omissions for which the liability of a director is expressly provided by law.

          Newco's Articles of Incorporation and its Bylaws grant mandatory indemnification to directors and officers of Newco to the fullest extent authorized under the Texas Business Corporation Act. In general, a Texas corporation may indemnify a director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Texas corporation may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling Newco pursuant to the foregoing provisions, Newco has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


     Item 21.  Exhibits and Financial Statement Schedules.

          The following is a list of all exhibits filed as a part of this Registration Statement on Form S-4, including those incorporated herein by reference as noted.

          Exhibit
          Number         Description of Exhibits
          ------         -----------------------

          2.1       EPO Plan of Complete Liquidation (included as Appendix
                    "EPO-1" to Exhibit B to the Prospectus/Information Statement
                    that forms a part of this Registration Statement)
          2.2       EP Plan of Complete Liquidation (included as Appendix "EP-1"
                    to Exhibit C to the Prospectus/Information Statement that
                    forms a part of this Registration Statement)
          3.1       Restated Articles of Incorporation of the Registrant
          3.2       Bylaws of the Registrant
          4.1       Form of Common Stock Certificate
          5         Opinion of Jackson & Walker, L.L.P.
          8.1       Opinion of Jackson & Walker, L.L.P.
          10.1      Enserch Exploration, Inc. 1994 Stock Incentive Plan
          10.2      Assignment and Conveyance from EP Operating Limited
                    Partnership, "Grantor", to Encogen One Partners, Ltd.,
                    "Grantee", dated February 29, 1988, filed as Exhibit 10.1 to
                    EP's Form 10-K for the fiscal year ended December 31,
                    1987(1)
          10.3      Lease Agreement for Garden Banks 388-1 between Registrant
                    and Enserch Exploration, Inc.
          10.4      Lease Agreement for Garden Banks 388-2 between Registrant
                    and Enserch Exploration, Inc.
          10.5      Lease Agreement for Mississippi Canyon 441 between
                    Registrant and Enserch Exploration, Inc.
          10.6      Participation Agreement between EP Operating Limited
                    Partnership and Mobil Producing Texas & New Mexico Inc.
          23.1      Consent of Deloitte & Touche LLP
          23.2      Consent of Jackson & Walker, L.L.P. (included in its
                    opinions filed as Exhibits 5 and 8 to this Registration
                    Statement)
          23.3      Consent of Dean Witter
          23.4      Consent of DeGolyer and MacNaughton
          23.5      Consent of Future Director F.S. Addy
          23.6      Consent of Future Director B.A. Bridgewater, Jr.
          24        Powers of Attorney
          99.1      Opinion of Dean Witter (included as Exhibit A to the
                    Prospectus/Information Statement that forms a part of this
                    Registration Statement)

     ------------------------

     (1)     Incorporated herein by reference and made a part hereof.

     Item 22.  Undertakings.

          (a) The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas on the 8th day of December, 1994.

                          NEW ENSERCH EXPLORATION, INC.



                          By:  /s/ S. R. Singer
                               -----------------------------------

                          Name:  S. R. Singer
                                 ---------------------------------

                          Title: Senior Vice President, Chief Financial Officer
                                 ----------------------------------------------



                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    Signatures                   Title                      Date
    ----------                   -----                      ----

                            Chairman, Chief
         *                 Executive Officer
- -------------------           and Director
 David W. Biegler    (Principal Executive Officer)      December 8, 1994


                         Senior Vice President
         *                and Chief Financial
- -------------------             Officer
 Sanford R. Singer   (Principal Financial Officer)      December 8, 1994


         *              Vice President and Chief
- -------------------       Accounting Officer
  J.W. Pinkerton     (Principal Accounting Officer)     December 8, 1994


         *                  President, Chief            December 8, 1994
- -------------------      Operating Officer and
   Gary J. Junco               Director




* By:  /s/ S. R. Singer
     ------------------------------------
     Individually and as attorney in fact

                                 EXHIBIT INDEX


 Exhibit
 Number                  Description of Exhibit                            Page
 -------                 ----------------------                            ----
   2.1     EPO Plan of Complete Liquidation (included as Appendix
           "EPO-1" to Exhibit B to the Prospectus/Information
           Statement that forms a part of this Registration Statement)
   2.2     EP Plan of Complete Liquidation (included as Appendix
           "EP-1" to Exhibit C to the Prospectus/Information Statement
           that forms a part of this Registration Statement)
   3.1     Restated Articles of Incorporation of the Registrant
   3.2     Bylaws of the Registrant
   4.1     Form of Common Stock Certificate
   5       Opinion of Jackson & Walker, L.L.P.
   8.1     Opinion of Jackson & Walker, L.L.P.
   10.1    Enserch Exploration, Inc. 1994 Stock Incentive Plan
   10.2    Assignment and Conveyance from EP Operating Limited
           Partnership, "Grantor", to Encogen One Partners, Ltd.,
           "Grantee", dated February 29, 1988, filed as Exhibit 10.1
           to EP's Form 10-K for the fiscal year ended December 31,
           1987(1)
   10.3    Lease Agreement for Garden Banks 388-1 between Registrant
           and Enserch Exploration, Inc.
   10.4    Lease Agreement for Garden Banks 388-2 between Registrant
           and Enserch Exploration, Inc.
   10.5    Lease Agreement for Mississippi Canyon 441 between
           Registrant and Enserch Exploration, Inc.
   10.6    Participation Agreement between EP Operating Limited
           Partnership and Mobil Producing Texas & New Mexico Inc.
   23.1    Consent of Deloitte & Touche LLP


 Exhibit
 Number                   Description of Exhibit                           Page
 -------                  ----------------------                           ----

   23.2    Consent of Jackson & Walker, L.L.P. (included in its
           opinions filed as Exhibits 5 and 8 to this Registration
           Statement)
   23.3    Consent of Dean Witter Reynolds Inc.
   23.4    Consent of DeGolyer and MacNaughton
   23.5    Consent of Future Director F.S. Addy
   23.6    Consent of Future Director B.A. Bridgewater, Jr.
   24      Powers of Attorney
   99.1    Opinion of Dean Witter Reynolds Inc. (included as Exhibit A to the
           Prospectus/Information Statement that forms a part of this
           Registration Statement)

- --------------------

(1)    Incorporated herein by reference and made a part hereof.

                            GRAPHICS APPENDIX LIST
                            ----------------------

EDGAR Version
- -------------

                          Current Ownership Structure

Newco is 100% owned by EPO, which is 1% owned by EC (.01%) and EEI (.99%) as general partners and 99% owned by EP as limited partner. EP is .79% owned by the public limited partnership interests and 99.21% owned (EPPL--98.21% limited partnership interest and EEI--1% general partnership interest) by the EC Companies.

                   Ownership Structure After Reorganization

Newco is 99.23% owned by the EC Companies and .77% owned by public shareholders.